SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 23, 2002

Banco Santander Central Hispano, S.A.
(Exact name of registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Cornmission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

Item

1.	Quarterly Report January-September 2002

2.	Tables of Financial data from the quarterly report

3.	Activity and Results Presentation - January-September 2002

4.	Appendix to Activity and Results Presentation

January-September 2002

Quarterly Report 2002 02|09

January February March April May June July August September October November December

January-September 2002

Quarterly Report

Santander Central Hispano

Key consolidated data

	30.09.2002	30.09.2001	Variation (%)	31.12.2001
Balance sheet	Euro MM.	Euro MM.	2002/2001	Euro MM.
Total assets	335,474.5	344,283.3	(2.56)	358,137.5
Loans	164,342.8	167,336.6	(1.79)	173,822.0
Customer funds	308,735.3	317,718.8	(2.83)	331,378.9
Customer funds on balance sheet	217,729.9	227,135.3	(4.14)	236,132.4
Mutual funds	66,517.5	64,609.3	2.95)	68,535.0
Pension funds	16,692.7	18,842.2	(11.41)	18,841.9
Managed portfolios	7,795.2	7,131.9	9.30)	7,869.6
Shareholders’ equity	18,554.2	18,932.8	(2.00)	19,128.4
Total managed funds	426,479.9	434,866.9	(1.93)	453,384.0

Income statement	Jan.-Sep. 2002	Jan.-Sep. 2001	Variation (%)		2001
	Euro MM	Euro MM.	2002/2001		Euro MM.
Net interest revenue	7,279.3	7,584.5	(4.02)		10,256.8
Basic revenue	10,582.6	11,080.2	(4.49)		14,878.5
Net operating income	4,401.6	4,466.5	(1.45)		5,944.5
Income before taxes	2,737.3	3,394.3	(19.36)		4,237.3
Net attributable income	1,721.9	1,992.8	(13.59	)(*)	2,486.3

Ratios	30.09.2002	30.09.2001	31.12.2001
ROA	0.81	1.00	0.94
ROE (1)	12.52	14.77	13.86
Efficiency ratio (personnel & gen. expenses / net op. revenue)	51.19	54.08	53.98
BIS ratio (2) (3)	10.81	11.38	12.04
Tier I (2) (3)	7.29	7.96	8.01
NPL ratio	2.09	2.08	1.86
NPL coverage	132.92	139.00	143.32

Shares and shareholders
Shareholders (number)	1,022,592	992,897	981,408
Shares outstanding (millions at period end)	4,768	4,562	4,659
Share price (Euro)	5.17	8.42	9.41
Market capitalization (millions)	24,652.6	38,408.1	43,844.6
Net attributable income per share (EPS)	0.3652	0.4369	0.5447
P/E ratio (times)	10.74	14.46	17.63
Other data
Number of branches	9,424	10,424	9,951
Spain	4,316	5,165	4,707
Abroad	5,108	5,259	5,244
Number of employees	108,513	119,387	115,706
Spain	37,165	42,086	40,741
Abroad	71,348	77,301	74,965

(*)	Excluding the impact of Argentina: -7.47%
(1)	The ROE calculation includes anticipated voluntary reserves. 15.22% if excluded in September 2002, 18.74% in September 2001 and 17.56% in December 2001.
(2)	Adjusted in December 2001 for the scheduled redemption of preferred stock carried out in 2002.
(3)	Estimated BIS ratio of 11.6% (Tier I: 7.7%) including the Banesto, Bital and the conversion of preferred shares for ordinary shares transactions, not carried out as of 30.09.02.
Note: The information contained in this report has not been audited. However it has been produced utilizing generally accepted accounting principles and criteria

Analysis by business areas Santander Central Hispano	2	January	• September 2002

Contents	4	Performance during the quarter

	11	Consolidated financial report

	21	Risk management

	25	Analysis by business areas

	49	The Santander Central Hispano share

Distribution of information in The United States of America:

The information contained herein does not constitute an offer of securities for sale in the United States. Neither the Banesto shares nor the Banesto share rights have been or will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of such Act. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

Analysis by business areas Santander Central Hispano	3	January	• September 2002

Performance during the quarter

Net attributable income in the first nine months was 13.6% lower than in the same period of 2001 at EUR 1,721.9 million and in line with the new profit target set for the whole of the year (around EUR 2,250 million). Excluding Argentina, because of its zero contribution in 2002, net attributable income was 7.5% lower than in the first nine months of 2001.

This performance, however, reflects the Group’s significant capacity to generate earnings in retail banking. Net operating income, for example, rose 7.6% excluding Argentina. The most recurrent revenue items, that is to say, deducting dividends and trading gains, increased 25.5%. Of note were the performance of net fees and commissions, the reduction in costs and the consequent improvement in the efficiency ratio (-2.9 percentage points) and a prudent policy for loan-loss provisions and anticipating requirements.

The increase in recurrent revenue was the result of the measures taken in the Group’s different business areas and businesses, which tended to optimize our business strengths, boost revenues and cut costs. This helped to offset the impact of the downturn in the economic environment, whose most noteworthy elements were: volatility in the markets, the depreciation of Latin American currencies and the uncertainty arising from the economic situation in Argentina and the presidential elections in Brazil. These factors reduced the value of portfolios and market-related revenue, as well as eroding the reserves in consolidated companies.

Elsewhere, the third quarter was particularly active for designing and launching many actions related to business activity, the strategy of different units, strengthening the balance sheet and recovering capital adequacy target levels, enabling us to take advantage of new opportunities in a more favorable environment.

Increased activity and revenues with lower costs

•
The Santander Central Hispano network promoted new marketing campaigns for products, furthering the segmentation of customers and reviewing fees and prices, while increasing the number of people directly involved in business activity to almost 10,000. As a result, the network recovered its business drive and gained market share in customer funds against all banks.

The success of the campaigns based on innovative products generated more than EUR 6,000 million in the first nine months. In lending, growth continued in the segment for individual customers with mortgages rising 22%, while commercial credit, renting and factoring-confirming for companies and institutions picked up. At the same time, the continued strict control of costs has improved the efficiency ratio on a sustained basis to below 50% in recent quarters.

The effort to boost revenue is clearly reflected in net fees and commissions which were 6.9% higher than in the first nine months of 2001, improving the growth rates of previous periods (first quarter 2002/2001: -2.2%; first half 2002/2001: +5.2%).

•
Banesto took further steps to improve its business model in order to strengthen retail banking and improve market shares in Spain, especially in the corporate segment. The retail network was separated from that of companies, reducing intermediate structures and focusing more on the customer and on taking advantage of the business capacities arising from its superior technology.

Another noteworthy development during the third quarter was the awarding to Banesto of management of the deposits assigned to the judicial system. The tight offer, the extensive network and, above all, the capacity of Banesto’s technological platform were the basic factors behind winning the contract.

Analysis by business areas Santander Central Hispano                         4                                           January    •    September 2002

In October Banesto launched a capital increase to capture funds through the issue of 81,686,586 new shares (11.76% of its capital stock assuming full subscription), with preferential subscription rights for current shareholders (two new shares issued at par for every 15 old shares, excluding treasury stock). The issue, which took place at the same time as a public offering in Spain and a private offering in other parts of the world for the sale of the subscription rights of its main shareholder (Banco Santander Central Hispano), will lift Banesto’s free-float to more than 12% of capital after the increase.

Income before taxes in the first nine months rose 12.4% to EUR 446.4 million. The efficiency ratio improved by 2.3 percentage points to around 50%, lending increased 14% year-on-year and customer funds grew 8%, with gains in market share over the last 12 months of 32 and 30 basis points, respectively.

•
The Group is taking more steps to cut its cost base. The number of employees in Spain fell by 3,600 in net terms in the first nine months, mainly through early retirement schemes. Excluding the impact of the reduction envisaged in the fourth quarter, the cost saving this year would be EUR 96 million (EUR 136 million in 2003). At Group level, the staff reduction since the end of 2001 is 7,200 people.

•
In Europe, we continued to make progress in consolidating our consumer financing franchise, with the gradual integration of central structures and of the support of CC-Bank and AKB in Germany, while implementing cross selling measures for the respective customer bases. The good performance of business and earnings in the three main countries (Spain, Germany and Italy) significantly increased the area’s contribution to the Group. This franchise and Portugal, whose net attributable income rose 18.8%, are the two basic pillars in the strategy and generation of the Group’s earnings in European markets.

•
In Latin America, the business performance and the Group’s results were very conditioned by the sharp depreciation of currencies and the volatility in markets, as a result of the uncertainty. Leaving aside these factors, in the face of which the Group is being guided by criteria of maximum prudence and reduction in risk exposure, Santander Central Hispano made progress in its strategy of generating new recurrent business in key countries where it is focusing (Mexico, Brazil, Chile and Puerto Rico). In the less profitable countries, there is downsizing and reduction of risks.

Net attributable income was 14.5% lower than in the first nine months of 2001 at EUR 1,063.2 million, because of Argentina and exchange rates. Excluding this effect, net attributable income rose 10.7% and net operating income increased 7.7%, with net interest revenue up 7.0%, net fees and commissions 9.8% and costs down 4.1%. The good performance in Mexico, Brazil and Chile made a decisive contribution.

In Brazil, business activity and the restructuring of Banespa produced growth of 20% in local currency terms in basic revenue and a 11% reduction in costs, offsetting the losses in portfolios and boosting net operating income by 14%. As a result, the efficiency ratio improved 9.2 points to 45.1% and net fees and commissions reached 65% of costs. These ratios compare well with those of its main competitors. Net attributable income rose 9.8% in dollar terms.

Brazil is meeting all the targets set when Banespa was acquired and, despite the complex market environment, the forecast for net attributable income is around US$600 million.

Meanwhile, quick action has been taken to prepare the Bank for scenarios of maximum stress, which could arise from the current volatility. The public debt portfolio, excluding the portfolio for pensions, stands at

Analysis by business areas Santander Central Hispano                         5                                           January    •    September 2002

US$4,200 million and is equivalent to the excess of customer deposits over loans. In addition, the Group has very low levels of country risk that need provisions according to Bank of Spain criteria (US$31 million).

Mexico generated net attributable income of US$542 million in the first nine months, 32% more than the 2001 period. Chile’s figure was US$212 million, up 2.2%.

Comparison with the peer group of each of these countries enables one to better appreciate the Group’s performance. On the basis of local criteria, our banks’ profitability levels were higher than those of their rivals in the first half of 2002, according to the latest available figures. In Brazil, Santander Banespa’s net attributable income was the highest of private sector banks, and the fourth largest in asset terms. Santander Chile was also in first place in profit terms, ahead of the next by a factor of four. Lastly, Mexico’s income is very similar to that of our main competitors due to its greater profitability and better efficiency.

In other countries, the Group continued to reduce risk, adjusting each business model to the opportunities of each market. In the specific case of Argentina, where the financial statements are still provisional until the definitive local regulations are set, results continued to be neutralized with the fund established, and without making any other homogenization or accounting classification adjustment derived from the application of Spanish rules. The following chapters in this report provide detailed information on the Group’s financial statements and business areas excluding Argentina so that comparisons can be made on a like-for-like basis.

At the end of the third quarter, all the investment in Argentina (including goodwill), all intragroup cross-border risk (requiring and not requiring provisions) and the regulatory needs of allocations for country-risk with third parties due to the change in the country’s classification continued to be maintained. Equally noteworthy is that no injection of liquidity for Banco Rio has been made by the parent Bank this year.

•
The wide recognition of the Group as the best in the markets where it is present by two of the most prestigious international financial magazines. Santander Central Hispano received the award as best bank in Spain from The Banker, while Totta received the prize as best bank in Portugal by The Banker, Euromoney and the Portuguese Exame, highlighting our leadership in the Iberian Peninsular. In Latin America, The Banker and Euromoney named the Group the best bank in the region for the second time in the last three years.

Management of capital and Group risk are the overriding objectives

As regards assets, the Group has a high volume of capital and reserves backed by a significant capacity to generate cash flow. However, this solid position is currently penalized by the large volume of goodwill generated during the Group’s expansion phase and, especially, by the impact of the depreciation of Latin American currencies since the beginning of 2002 on the reserves in consolidated companies.

The BIS capital adequacy ratio dropped by 1.7 percentage points to 10.8% in the first nine months of 2002, because of the impact of exchange rates. This ratio, like Tier I (7.3%), is below the Group’s objectives, although core capital (4.4%) is in line with that of the last three years.

In order to boost its ratios, the Group has designed several measures to reduce risk-weighted assets (or reduction of equity consumption), improve the structure of capital (increase the proportion of core capital within Tier I) and accelerated amortization of goodwill. Some of the steps have already been taken while others,

Analysis by business areas Santander Central Hispano                         6                                           January    •    September 2002

under study or being undertaken, are due to be completed in the coming months. Moreover, the exposure of capital to currencies in markets, which allow hedging operations in the medium term and at a reasonable cost to be carried out (Mexico and Chile), has been reduced. Exposure has also been reduced via an active policy of dividends and capital reductions.

Among the measures were the sale in the first half of 2002 of the stakes in Vallehermoso, Dragados and Patagon America, as well as replacing US$769 million (nominal value) of preferred shares with ordinary shares.

The measures to be taken include:

•
The public offering of the preferential subscription rights of Banesto’s capital increase, corresponding to the Bank’s direct stake (98.94% of Banesto). The operation is due to be completed by the end of November, and

•
the sale of the Group’s stake in Bital (Mexico), through a public offering launched by HSBC for the whole of the Mexican entity. This operation, scheduled for November, will generate capital gains of EUR 150 million, as well as ease consumption of equity.

These measures, together with the already mentioned option to substitute preferred shares for ordinary shares, will improve the capital base. Tier I is expected to rise by 40 basis points and core capital by 60 basis points to 7.7% and 5.0%, respectively. As a result, the BIS ratio will increase to 11.6%, close to the Group’s target.

The quality of the Group’s risk is excellent and one of its traditional hallmarks. Some 80% is concentrated in OECD countries and only 5% in non-investment grade countries with no multinational risks. The Group is managing the risks in accordance with its model based on taking decisions in each country, with local teams that know their clients. Within the context of lower economic growth, the Group managed to maintain NPL and NPL coverage ratios (2.09% and 133%, respectively) in line with those of 12 months ago. Excluding Argentina, the Group’s NPL ratio was 1.89% and NPL coverage 142%.

Dividend

The Santander Central Hispano share ended the third quarter at EUR 5.17. It did not escape the bearish environment characterized by high volatility and a clearly downward performance reflected in sharp falls in all the main stock markets.

On August 1, the first interim dividend for 2002 of EUR 0.0775 was paid, and as of November 1 a second one will be paid of EUR 0.0751. The intention, as set out in a letter by the Chairman to shareholders on August 1, of distributing the same dividend per share charged to 2002 earnings as that in 2001 remains in place.

Social Responsibility

As part of its mission of creating value over the long term for all collectives, the Group has stepped up this year its activity in the sphere of Corporate Social Responsibility.

The Universities Programme and the Universia Portal underscore our commitment to culture and education and make the Santander Central Hispano Group the financial entity with the strongest presence and activity in Spanish and Latin American academic life.

Analysis by business areas Santander Central Hispano                         7                                           January    •    September 2002

The signing of collaboration agreements with the Seville, Cordoba and Burgos universities and the renewal of the agreement with the UOC (Universitat Oberta de Catalunya) in the third quarter brought the Group’s degree of collaboration to more than 80% of Spanish universities. The Latin American focus of the Universities Programme was also consolidated as a guideline. There are 204 agreements in existence with research centers and Spanish, Portuguese and Latin American universities, covering more than three million students.

The Group’s commitment to the world of universities is also pinpointed by the Complutense Summer School, with more than 230 Latin American students on scholarships from the Bank; the Programme of Leader Scholarships with the Carolina Foundation, which incorporates the 50 best academic records of 16 Latin American countries; the Programme of Master Classes given by distinguished philosophers, scientists and artists, organized by the Menéndez Pelayo International University, Santander; and the financial backing of the Bank for the European programme of Alban scholarships, aimed at Latin American doctoral students in European universities.

Universia has consolidated itself as the portal with the largest volume of academic contents. It provides services to more than 7 million university students, thanks to the commitment and participation of 603 universities in Spain, Portugal and Latin America. The most important Universia projects developed in the last few months were the new Employment, Pre-Universia and Quefuede portals at the Seville and Zaragoza universities; the creation of a wireless campus at the university of Valencia, and the launch of the project “Internet access points” at the Jaume I University in Castellón.

Other measures were:

•	Joining the World Pact of the United Nations, which involves assuming new principles regarding human rights, labor market regulations and the environment.

•	The social marketing campaign in support of Spanish Red Cross projects in health, education, water and waste disposal. The Bank intends to contribute EUR 2 million.

•	The Group renewed its presence in the Dow Jones Sustainability indices at world and European levels (World and Stoxx).

Analysis by business areas Santander Central Hispano	8	January	• September 2002

Income Statement

	January – September 2002		January – September 2001		Var. 2002/2001
	Euro MM.	%ATA	Euro MM.	%ATA	Amount	(%)
Interest revenues	17,134.5	6.55	21,921.7	8.29	(4,787.2)	(21.84)
Dividends	427.1	0.16	425.3	0.16	1.8	0.43
Interest expenses	(10,282.3)	(3.93)	(14,762.5)	(5.58)	4,480.2	(30.35)
Net interest revenue	7,279.3	2.78	7,584.5	2.87	(305.2)	(4.02)
Net fees and commissions	3,303.3	1.26	3,495.7	1.32	(192.4)	(5.50)
Basic revenue	10,582.6	4.04	11,080.2	4.19	(497.6)	(4.49)
Trading gains	178.4	0.07	605.8	0.23	(427.5)	(70.56)
Net operating revenue	10,760.9	4.11	11,686.0	4.42	(925.0)	(7.92)
Personnel and general expenses	(5,508.6)	(2.11)	(6,320.1)	(2.39)	811.5	(12.84)
a) Personnel expenses	(3,453.2)	(1.32)	(3,956.6)	(1.50)	503.4	(12.72)
b) General expenses	(2,055.4)	(0.79)	(2,363.6)	(0.89)	308.1	(13.04)
Depreciation	(672.9)	(0.26)	(726.0)	(0.27)	53.0	(7.31)
Other operating costs	(177.8)	(0.07)	(173.4)	(0.07)	(4.4)	2.56
Operating costs	(6,359.4)	(2.43)	(7,219.5)	(2.73)	860.1	(11.91)
Net operating income	4,401.6	1.68	4,466.5	1.69	(64.9)	(1.45)
Income from equity - accounted holdings	182.6	0.07	440.4	0.17	(257.7)	(58.52)
Less:
Dividends from equity - accounted holdings	310.2	0.12	322.7	0.12	(12.5)	(3.87)
Earnings from Group transactions	199.3	0.08	598.0	0.23	(398.7)	(66.67)
Net provisions for loan - losses	(1,429.6)	(0.55)	(1,324.4)	(0.50)	(105.2)	7.94
Writedown of investment securities	(0.3)	(0.00)	(0.4)	(0.00)	0.1	(31.08)
Goodwill amortization	(553.5)	(0.21)	(1,495.1)	(0.57)	941.6	(62.98)
Other income	(62.9)	(0.02)	709.4	0.27	(772.2)	—
Income before taxes	2,737.3	1.05	3,394.3	1.28	(657.0)	(19.36)
Corporate tax	(605.6)	(0.23)	(737.0)	(0.28)	131.4	(17.83)
Net consolidated income	2,131.8	0.81	2,657.3	1.00	(525.6)	(19.78)
Minority interests	104.0	0.04	287.2	0.11	(183.2)	(63.80)
Dividend - preferred shareholders	305.9	0.12	377.4	0.14	(71.5)	(18.94)
Net attributable income	1,721.9	0.66	1,992.8	0.75	(270.9)	(13.59)
Note:
Average Total Assets	348,848.7		352,729.7		(3,881.0)	(1.10)
Average Shareholders’ Equity (1)	18,342.7		17,983.7		359.0	2.00

(1) Including “anticipated voluntary reserves”

Excluding Argentina
Basic revenue	10,375.7		10,103.6		272.1	2.69
Net operating revenue	10,526.7		10,721.8		(195.1)	(1.82)
Net operating income	4,336.9		4,028.9		308.0	7.64
Net attributable income	1,721.9		1,860.9		(139.0)	(7.47)

Analysis by business areas Santander Central Hispano	9	January	• September 2002

	2001		2002
Quarterly. Euro MM.	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter

Interest revenues	6,424.6	6,195.0	5,856.8	5,965.7	5,312.1
Dividends	56.1	123.1	41.9	281.1	104.0
Interest expenses	(4,048.8)	(3,645.9)	(3,437.1)	(3,672.6)	(3,172.6)
Net interest revenue	2,432.0	2,672.3	2,461.6	2,574.2	2,243.5
Net fees and commissions	1,153.9	1,126.1	1,099.7	1,149.6	1,054.1
Basic revenue	3,585.8	3,798.3	3,561.2	3,723.8	3,297.6
Trading gains	158.9	79.3	246.1	7.2	(74.9)
Net operating revenue	3,744.8	3,877.7	3,807.3	3,731.0	3,222.7
Personnel and general expenses	(2,032.2)	(2,080.8)	(1,943.6)	(1,869.9)	(1,695.2)
a) Personnel expenses	(1,271.7)	(1,301.7)	(1,225.6)	(1,167.0)	(1,060.6)
b) General expenses	(760.5)	(779.1)	(718.0)	(702.9)	(634.6)
Depreciation	(246.6)	(261.3)	(233.3)	(227.3)	(212.4)
Other operating costs	(61.4)	(57.5)	(64.7)	(68.3)	(44.8)
Operating costs	(2,340.2)	(2,399.7)	(2,241.5)	(2,165.6)	(1,952.3)
Net operating income	1,404.6	1,478.0	1,565.8	1,565.4	1,270.4
Income from equity—accounted holdings	230.9	81.5	176.8	(41.1)	47.0
Less:
Dividens from equity—accounted holdings	26.0	101.0	11.6	231.6	66.9
Earnings from Group transactions	265.0	571.4	65.0	126.4	7.9
Net provisions for loan—losses	(489.3)	(261.6)	(491.5)	(491.2)	(446.9)
Writedown of investment securities	(1.7)	(0.3)	0.1	(2.2)	1.8
Goodwill amortization	(192.0)	(377.8)	(152.9)	(224.8)	(175.8)
Other income	(198.4)	(648.1)	(98.5)	(72.8)	108.4
Income before taxes	1,019.0	843.0	1,064.9	859.6	812.9
Corporate tax	(227.3)	(173.4)	(237.9)	(196.0)	(171.6)
Net consolidated income	791.7	669.6	827.0	663.6	641.2
Minority interests	64.1	53.2	41.7	40.8	21.4
Dividend—preferred shareholders	116.7	122.9	114.7	96.7	94.5
Net attributable income	610.9	493.5	670.5	526.0	525.3
Note:
Average Total Assets	350,497.6	350,808.5	356,209.9	354,172.6	341,820.3
Average Shareholders’ Equity (1)	17,832.7	17,675.8	18,855.7	18,589.3	17,659.2

(1) Including “anticipated voluntary reserves”

Excluding Argentina
Basic revenue	3,249.6	3,515.8	3,400.6	3,688.8	3,286.3
Net operating revenue	3,467.8	3,686.6	3,636.3	3,679.2	3,211.2
Net operating income	1,305.1	1,456.1	1,484.5	1,563.5	1,288.8
Net attributable income	612.4	571.6	670.5	526.0	525.3

Analysis by business areas Santander Central Hispano	10	January	• September 2002

Consolidated financial report

The main economies continued to recover, but more slowly than envisaged. The lack of confidence in the accounting practices of companies, particularly in the US, the adjustments taking place in the corporate sector and the geopolitical risks generated strong aversion to risk, hitting stock markets, bonds with low credit ratings and Latin American currencies. The interest rates of the leading central banks remained low.

The Spanish economy has not escaped the difficult international environment, although growth has remained notable and more than one percentage point above that of the Euro zone. Latin American economies have also been affected by the unfavorable international environment, which has reduced capital flows to the region, and by political uncertainty in several countries. This context particularly harmed Brazil, whose assets reached clearly undervalued levels. Argentina remains immersed in its process of adjustment, and activity is showing signs of stability. Lastly, although Chile and Mexico have not been able to avoid an economic slowdown, their good fundamentals and lower dependence on inflows of external capital are enabling them to face their situation positively.

The depreciation of Latin American currencies has had a significant impact on quarter-by-quarter comparisons, as the bulk of the slide in currencies has taken place since the end of the second quarter. The Argentine peso fell 75% between September 2001 and September 2002, the Brazilian real 37%, the Mexican and Chilean pesos 14% each and the Venezuelan Bolivar 53%. These depreciations reduced the growth of Group’s balances of loans and funds in euros excluding Argentina by 6.1 percentage points (-9.3 points including Argentina and its currency). As regards results in euros, the depreciation of currencies at average exchange rates reduced by 8.1 points the growth in the Group’s earnings excluding Argentina.

In this environment, the Santander Central Hispano Group is pursuing a very active policy of management, focused on boosting revenues, sharply reducing the costs base, managing the portfolio of risks, improving the capital base and restructuring some of the businesses. Net operating income (excluding Argentina) rose 7.6% and the most recurrent part, excluding dividends and trading gains, increased 25.5%.

Average yield of assets and average cost of funds
	Jan. – Sep. 2002		Jan. – Sep. 2001
(%)	Weight	Av. rate	Weight	Av. rate
Central banks and Government debt securities	9.26	4.61	9.53	4.85
Due from banks	11.56	4.83	11.45	7.93
Loans	48.74	7.94	48.05	9.97
EMU currency	32.77	5.74	28.90	6.55
Other currencies	15.97	12.44	19.15	15.13
Investment securities	15.86	8.78	17.06	8.07
Other assets	14.58	—	13.91	—
Other revenue	—	0.47	—	0.91
Total	100.00	6.71	100.00	8.45
Due to banks	15.07	5.25	17.33	7.02
Customer deposits	49.86	3.75	48.92	4.89
EMU currency	30.89	2.24	26.07	2.87
Other currencies	18.97	6.21	22.85	7.20
Debt securities and subordinated debt	14.86	4.62	14.48	6.87
EMU currency	6.00	4.73	5.22	5.53
Other currencies	8.86	4.55	9.26	7.63
Net shareholders’ equity	5.89	—	5.61	—
Other liabilities	14.32	2.14	13.66	2.32
Other costs	—	0.28	—	0.66
Total	100.00	3.93	100.00	5.58

Analysis by business areas Santander Central Hispano	11	January	• September 2002

Santander Central Hispano Consolidated Results

Net interest revenue was EUR 7,279.3 million, 4.0% lower than in the first nine months of 2001. Comparisons with 2001 are negatively affected by Argentina and the performance of exchange rates. Excluding Argentina, net interest revenue grew slightly and eliminating the impact of exchange rate variations the increase was 9.7%, mainly due to higher customer spreads on retail banking activities in Europe (larger business volumes) and in the main Latin American countries. In Spain, increased business volumes offset the narrowing of customer spreads, largely the result of the repricing of loans due to lower interest rates.

Net fees and commissions declined 5.5% over the first nine months of 2001. This was because of lower revenue from Argentina
(-EUR 315.9 million). Excluding this effect, net fees and commissions were 4.0% higher (+9.0% eliminating the exchange rate impact). Of note was the growth in revenue from management of mutual and pension funds (+2.5%, despite the market situation), administration of accounts (+13.9%) and insurance (+39.5%).

The performance varied by items as well as areas. European Retail Banking registered the largest growth, with rises in all areas, especially Santander Central Hispano Retail Banking (+6.9%) and Consumer Financing (+59.8%, benefiting from the change in the consolidation perimeter). Latin America excluding Argentina and exchange rates grew 9.8%. Including Argentina and exchange rates Latin America, net fees and commissions were lower than in 2001, as they were in Global Wholesale Banking (because of the market situation and their negative impact on fees and commissions from securities).

Fees and commissions performed better in the third quarter as a result of the measures taken which are largely reflected in this revenue from Retail Banking in Spain, where an upward trend was maintained (broken only in August, due to its seasonal nature) and which resulted in growth of 10% in the third quarter over the same period of 2001.

As a result of the performance of net interest revenue and net fees and commissions, basic revenue amounted to EUR 10,582.6 million, 4.5% lower than in the first nine months of 2001 including Argentina, but 2.7% higher excluding the country. Net fees and commissions accounted for 31.2% of basic revenue.

Trading gains amounted to EUR 178.4 million, 70.6% lower (-EUR 427.5 million) than in the first nine months of 2001. The fall took place in the second and third quarters (average loss of EUR 33.8 million compared to gains of EUR 186 million on average in the five preceding quarters). This was largely due to the markets’ volatility and the rises in interest rates in the main Latin American markets, reflected in the reduced valuation of the different portfolios and represented EUR 440 million less than that for the two previous quarters.

Net fees and commissions
Euro MM.
			Variation 2002/2001
	Jan.-Sep. 2002	Jan.-Sep. 2001	Amount	(%)
Mutual & pension funds	928.0	905.0	23.0	2.54
Credit and debit cards	331.6	372.2	(40.6)	(10.92)
Securities services	447.6	435.4	12.2	2.80
Contingent liabilities	144.5	156.1	(11.5)	(7.40)
Commercial bills	387.2	341.5	45.7	13.39
Account management	336.0	294.9	41.1	13.92
Insurance	172.4	123.6	48.8	39.48
Other operations	431.3	426.4	4.9	1.16
Total excluding Argentina	3,178.6	3,055.0	123.5	4.04
Argentina	124.7	440.6	(315.9)	(71.70)
Total	3,303.3	3,495.7	(192.4)	(5.50)

Analysis by business areas Santander Central Hispano	12	January	• September 2002

Net operating revenue was 7.9% lower than in the first nine months of 2001 at EUR 10,760.9 million, but only 1.8% less if Argentina is excluded. Almost 90% of net operating revenue came from retail banking in Spain and abroad and 98% relates to net interest revenue + net fees and commissions.

Again, one of the most important aspects of the Group’s income statement was the further progress made in reducing operating expenses, one of our overriding objectives. The trend was very positive, as these expenses were 9.3% lower in the third quarter than in the second quarter of 2002. Expenses in the first nine months were down 12.8% (-12.7% personnel expenses and -13.0% other expenses).

Even excluding the impact of Argentina, the decline in expenses over the first nine months of 2001 was still significant (-8.5% in personnel expenses and -8.8% in general). All items were lower, but particularly publicity and technical reports (-19.2%), travel and allowances (-14.0%) and -9.4% in premises and installations. These reductions took place both in Spain and Portugal as well as in Latin America, the latter region favored in this case by the performance of exchange rates (-2.6% excluding them).

Lower operating costs in Spain reflect the adjustments made in previous years to the headcount (closure of branches and optimization of central services), a process that continued in 2002 and reduced the number of employees by 3,600.

In addition, there were cost saving and efficiency improvement measures, both organizational (more computerization, improvements in processes, review of structures and functions, etc), as well as specific (sending of unified statements, with an estimated monthly saving of EUR 335,000, streamlining paperwork, eliminating 80% of it, creation of a specific unit to control and coordination of logistics, etc). All these factors helped to cut the Group’s administration costs in Spain by 2.0%.

Personnel and general expenses
Euro MM.
			Variation 2002/2001
	Jan.-Sep. 2002	Jan.-Sep. 2001	Amount	(%)
Personnel expenses	3,381.4	3,694.0	(312.6)	(8.46)
General expenses	1,992.2	2,184.0	(191.8)	(8.78)
Information technology	362.8	401.4	(38.6)	(9.62)
Communications	223.3	241.3	(17.9)	(7.43)
Advertising	189.2	234.3	(45.1)	(19.23)
Buildings and premises	357.9	395.1	(37.1)	(9.39)
Printed & office material	71.3	76.2	(4.9)	(6.42)
Taxes (other than income tax)	139.0	138.2	0.8	0.55
Other expenses	648.7	697.6	(49.0)	(7.02)
Total excluding Argentina	5,373.6	5,878.0	(504.4)	(8.58)
Argentina	135.0	442.1	(307.1)	(69.47)
Total	5,508.6	6,320.1	(811.5)	(12.84)

Analysis by business areas Santander Central Hispano	13	January	• September 2002

In Latin America, the continued efforts in optimization and savings also made a positive contribution, producing a 16% fall excluding Argentina (intensified by the slide of exchange rates), and -4.1% excluding the exchange rate effect and Argentina.

The Group’s efficiency ratio stood at 51.2% in September, 2.9 points better than a year earlier (3.8 points better excluding Argentina). The main improvements were at Santander Central Hispano Retail Banking (-3.1 percentage points), Consumer Financing in Europe (-8.6 points) and Asset Management and Private Banking (-3.6 points).

Despite this favorable performance, the Group still has a lot of leeway in terms of cost reduction, as many of the measures taken, and recently implemented, are still not fully reflected. The Group has also defined a series of additional measures to cut costs, which will be reflected in coming quarters, in some cases, and in the medium term in others, such as the project to give the Group even more modern computer systems in order to make technology a competitive advantage in terms of costs. All of this will enable us to maintain a notable pace of cost savings and improved operational efficiency over the next three to four years.

Net operating income amounted to EUR 4,401.6 million, 1.5% less than in the first nine months of 2001. This item was also penalized by the situation in Argentina. Deducting the impact of this country, net operating income rose 7.6%, growth that should be positively viewed as it occurred in an unfavorable economic environment. Eliminating the impact of dividends and trading gains, because of their more irregular nature and the negative impact of the markets on trading gains, growth was 25.5% over the first nine months of 2001.

Most of the growth came from European Retail Banking (+19.9%) and from the most recurrent types of revenue. In Retail Banking Latin America it declined 22.5% because of the impact of Argentina and exchange rates, which does not enable one to appreciate the favorable performance when these factors are eliminated (+5.8% ).

Income from equity-accounted holdings, including dividends paid, amounted to EUR 492.8 million, 35.4% lower than in the first nine months of 2001. The reduction was due to the lower contribution as a result of the sale of some stakes (Société Générale, MetLife, Dragados y Construcciones and Vallehermoso) and of Royal Bank of Scotland.

Earnings from Group transactions fell 66.7% to EUR 199.3 million. There were no significant movements in this item in the third quarter; the amount largely corresponds to the capital gains generated in the second quarter by the sale of stakes in Dragados and Vallehemoso (EUR 520.9 million and EUR 301.0 million, respectively), as well as the EUR 700.1 million loss from the sale of Patagon.

Total loan-loss provisions amounted to EUR 1,429.6 million, 7.9% more than in the first nine months of 2001. Of this amount, EUR 321.6 million related to the allocation made by Argentina in accordance with local criteria, which did not affect the Group’s earnings as Argentina’s results are neutralized. Excluding Argentina, total loan-loss provisions were 3.9% lower.

Analysis by business areas Santander Central Hispano	14	January	• September 2002

Net loan-loss and country risk provisions
Euro MM.

			Variation 2002/2001
Net loan-loss and country risk provisions Euro MM.	Jan.-Sep. 2002	Jan.-Sep. 2001	Amount	(%)
Non - performing loans	1,369.7	1,460.3	(90.7)	(6.21)
Country - risk	26.1	17.6	8.5	48.12
Recovery of written - off assets	(287.9)	(324.7)	36.8	(11.34)
Net provisions excluding Argentina	1,107.9	1,153.3	(45.4)	(3.93)
Argentina (*)	321.6	171.1	150.6	88.00
Net provisions	1,429.6	1,324.4	105.2	7.94

(*) Provisional local data

The Group charged EUR 553.5 million to amortization of goodwill, down from EUR 1,495.1 million in the first nine months of 2001. The difference was due to the lower allocation for Banespa (in the same period of 2001 accelerated amortization of EUR 958.0 million took place) and Société Générale (as a result of the reduced stake).

In addition, and although it does not appear directly in this item, the EUR 617 million of Patagon’s goodwill was also eliminated, something mentioned in Group transactions.

Other income includes a series of heterogeneous results, both positive and negative, as well as different allocations in order to continue strengthening the balance sheet. Overall, the net figure was EUR 62.9 million negative, compared to EUR 709.4 million positive in the first nine months of 2001, arising from non-recurrent items (mainly the net amount of EUR 1,053 million from the sale of 1.09% of Vodafone).

Income before taxes fell 19.4%, a much sharper fall than the 1.5% reduction in net operating income because of the net negative contribution to earnings from the items after net operating income, due to the greater volume of provisions made from recurrent revenue. Excluding Argentina, income before taxes fell 13.3%.

Net consolidated income was EUR 2,131.8 million, 4.9% of which related to minority shareholders’ interests and 14.3% to preferred shares.
Net attributable income was 13.6% lower than in the first nine months of 2001 at EUR 1,721.9 million (-7.5% excluding the impact of Argentina). The figure was in line with the objectives made by the Group for 2002.

ROE stood at 12.52%, down from 14.77% in the first nine months of 2001 and 13.86% for the whole of 2001. Excluding voluntary anticipated reserves, ROE was 15.22% in the first nine months of 2002 (18.74% in the same period of 2001 and 17.56% for the whole year).

Analysis by business areas Santander Central Hispano	15	January	• September 2002

Balance sheet
Euro MM.

			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)	31.12.2001
Assets
Cash and central banks	5,734.2	10,611.6	(4,877.5)	(45.96)	9,782.2
Government debt securities	25,869.7	25,507.8	362.0	1.42	24,694.9
Due from banks	38,671.4	37,256.8	1,414.5	3.80	42,989.3
Loans	164,342.8	167,336.6	(2,993.8)	(1.79)	173,822.0
Investment securities	50,043.8	56,788.9	(6,745.0)	(11.88)	58,001.5
Fixed income	34,868.8	41,085.9	(6,217.1)	(15.13)	42,304.4
Equity	15,175.0	15,703.0	(527.9)	(3.36)	15,697.1
Shares and other securities	8,136.0	7,148.9	987.1	13.81	7,807.9
Equity stakes	5,875.1	7,223.7	(1,348.6)	(18.67)	6,661.8
Equity stakes in Group companies	1,163.9	1,330.3	(166.4)	(12.51)	1,227.4
Tangible and intangible assets	5,793.7	7,078.2	(1,284.4)	(18.15)	7,227.7
Treasury stock	16.9	51.6	(34.6)	(67.15)	21.4
Goodwill	10,679.1	10,552.5	126.6	1.20	9,868.7
Other assets	29,466.4	28,153.5	1,312.8	4.66	30,202.7
Prior years’ results from consolidated companies	4,856.5	945.8	3,910.7	413.46	1,527.1
Total assets	335,474.5	344,283.3	(8,808.8)	(2.56)	358,137.5

Liabilities
Due to banks	50,211.0	50,991.7	(780.7)	(1.53)	53,929.8
Customer deposits	171,299.5	172,063.2	(763.7)	(0.44)	181,527.3
Deposits	132,789.6	139,733.8	(6,944.2)	(4.97)	142,935.8
REPOs	38,509.9	32,329.4	6,180.5	19.12	38,591.5
Debt securities	33,325.3	42,375.6	(9,050.3)	(21.36)	41,609.1
Subordinated debt	13,105.1	12,696.4	408.7	3.22	12,996.0
Pension and other allowances	13,510.0	15,374.0	(1,864.0)	(12.12)	17,049.5
Minority interests	6,379.9	7,897.6	(1,517.7)	(19.22)	7,433.3
Net consolidated income	2,131.8	2,657.3	(525.6)	(19.78)	3,326.9
Capital	2,384.2	2,280.8	103.4	4.53	2,329.7
Reserves	19,691.1	15,999.4	3,691.7	23.07	17,190.4
Other liabilities	23,436.7	21,947.2	1,489.4	6.79	20,745.5
Total liabilities	335,474.5	344,283.3	(8,808.8)	(2.56)	358,137.5
Other managed funds (off - balance sheet)	91,005.4	90,583.5	421.9	0.47	95,246.5
Total managed funds	426,479.9	434,866.9	(8,386.9)	(1.93)	453,384.0
Contingent liabilities	26,792.2	29,841.7	(3,049.5)	(10.22)	30,282.9
Guarantees	23,181.8	24,561.4	(1,379.6)	(5.62)	26,101.3
Documentary credits	3,610.4	5,280.3	(1,670.0)	(31.63)	4,181.7

Excluding Argentina
Loans	162,210.9	160,422.2	1,788.7	1.12	169,702.4
Customer deposits	169,975.7	165,522.5	4,453.2	2.69	177,281.9
Other managed funds (off - balance sheet)	88,605.3	83,782.3	4,823.0	5.76	91,716.2
Total managed funds	304,110.7	303,085.9	1,024.8	0.34	322,370.0

Analysis by business areas Santander Central Hispano	16	January	• September 2002

Consolidated balance sheet

Total managed funds stood at EUR 426,480 million, 1.9% lower than in September 2001. In order to correctly interpret the balance sheet one should take into account two negative factors: Argentina’s crisis and the depreciation of the main Latin American currencies, on the one hand, and the slide of the dollar against the euro, on the other, with which the single currency almost reached parity. Overall, the impact on the changes in the balances of whole Group was 9.3 percentage points.

Lending amounted to EUR 169,703 million, 1.9% lower than at September 30, 2001 (+6.5% excluding the impact of Argentina and exchange rates).

In Spain lending grew by EUR 5,860 million (+6.5%), with growth of 15.9% to the public sector and 5.3% to other resident sectors. Of note was the 16.2% rise in secured loans. Eliminating the impact of securitizations, total secured loans increased 16.5% and the rise in lending to other resident sectors was 6.1%.

In the rest of Europe growth in lending was 20.0%, as a result of the rises in Germany (consolidation of AKB), Portugal and Italy. In contrast, lending in Latin America (and excluding Argentina) dropped 20.0%, because of the negative impact of exchange rates in almost all countries. Excluding them, there was a fall of 0.6% in the year to September.

These movements were reflected in a change in risk exposure by geographic areas, with Europe’s relative share of the Group’s total rising from 70% in September 2001 to 77% a year later.

Net foreclosed assets were reduced by EUR 112.2 million in the first nine months of 2002, bringing the total reduction since September 2001 to 23.0% and leaving the balance at EUR 323.2 million. Coverage stood at 57.5%. The impact of Argentina on this item is minimal.

Loans
Euro MM.

			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)	31.12.2001
Public sector	4,337.2	3,742.3	595.0	15.90	4,249.7
Private sector	87,010.5	82,672.1	4,338.4	5.25	84,721.7
Secured loans	36,291.4	31,225.5	5,065.9	16.22	33,028.3
Other loans	50,719.1	51,446.6	(727.5)	(1.41)	51,693.4
Non - resident sector	75,965.8	79,316.5	(3,350.6)	(4.22)	85,799.7
Secured loans	21,463.6	22,214.9	(751.4)	(3.38)	23,308.7
Other loans	54,502.3	57,101.5	(2,599.2)	(4.55)	62,491.0
Gross loans excluding Argentina	167,313.6	165,730.9	1,582.7	0.95	174,771.1
Less: allowance for loan losses excluding Argentina	5,102.6	5,308.7	(206.0)	(3.88)	5,068.7
Net loans excluding Argentina	162,210.9	160,422.2	1,788.7	1.12	169,702.4
Net loans Argentina	2,131.9	6,914.4	(4,782.6)	(69.17)	4,119.7
Net loans	164,342.8	167,336.6	(2,993.8)	(1.79)	173,822.0
Note: Doubtful loans	4,152.4	4,219.4	(67.0)	(1.59)	3,894.5
Public sector	3.5	5.6	(2.0)	(36.84)	4.5
Private sector	1,055.8	828.8	227.0	27.39	931.0
Non - resident sector	3,093.1	3,385.1	(292.0)	(8.63)	2,959.0

Analysis by business areas Santander Central Hispano	17	January	• September 2002

Total customer funds amounted to EUR 308,735 million (+6.9% excluding Argentina and the exchange-rate effect and -2.8% including them).

Total on-balance sheet funds (excluding Argentina and the exchange-rate effect) increased 5.1%. Of note within deposits was the sharp rise in public sector balances (+27.6%) from repos. In other resident sectors (+9.3%), growth of transactional accounts was 6.2%, while the balance of time deposits barely varied because of euro deposits. The balance, however, rose by EUR 2,640 million in the first nine months (+13.8%), basically due to the “Supersatisfaccion” Deposit and the “Super Rendimiento” Deposit, whose marketing was a resounding success and which lifted market share in time deposits.

Foreclosed assets
Euro MM.
	Jan.-Sep. 2002	Jan.-Sep. 2001
Balance at beginning of period excluding Argentina	988.1	1,116.2
Foreclosures	148.2	243.9
Sales (book value)	(213.3)	(295.5)
Other	(166.3)	(70.7)
Gross foreclosed assets excluding Argentina	756.7	993.9
Argentina	3.0	13.9
Gross foreclosed assets	759.7	1,007.8
Allowance established	436.5	587.8
Coverage (%) *	57.45	58.33
Net foreclosed assets	323.2	420.0

(*) Allowance established / Gross foreclosed assets

Customer funds
Euro MM.
			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)	31.12.2001
Public sector	14,476.6	11,343.3	3,133.3	27.62	14,466.9
Private sector	76,224.8	69,743.6	6,481.2	9.29	71,891.3
Demand deposits	20,794.6	19,608.7	1,186.0	6.05	21,252.2
Saving accounts	15,941.4	14,975.6	965.8	6.45	15,472.4
Time deposits	21,795.6	21,668.1	127.5	0.59	19,155.9
REPOs	17,666.3	13,351.1	4,315.2	32.32	15,928.3
Other accounts	26.9	140.2	(113.3)	(80.83)	82.6
Non - resident sector	79,274.3	84,435.6	(5,161.2)	(6.11)	90,923.7
Deposits	70,806.4	74,797.3	(3,991.0)	(5.34)	80,656.0
REPOs	8,468.0	9,638.2	(1,170.2)	(12.14)	10,267.7
Total customer deposits	169,975.7	165,522.5	4,453.2	2.69	177,281.9
Debt securities	32,424.6	41,084.6	(8,660.0)	(21.08)	40,376.0
Subordinated debt	13,105.1	12,696.4	408.7	3.22	12,996.0
Total customer funds on balance sheet	215,505.4	219,303.5	(3,798.1)	(1.73)	230,653.8
Total managed funds (off - balance sheet)	88,605.3	83,782.3	4,823.0	5.76	91,716.2
Mutual funds	66,424.1	63,227.4	3,196.6	5.06	68,227.0
Spain	50,876.2	47,345.3	3,530.9	7.46	49,487.6
Abroad	15,547.8	15,882.1	(334.3)	(2.10)	18,739.5
Pension funds	14,386.0	13,423.0	963.1	7.17	15,619.6
Spain	5,228.6	4,798.1	430.5	8.97	5,443.8
Individuals	4,547.9	4,110.5	437.3	10.64	4,698.0
Abroad	9,157.4	8,624.9	532.6	6.17	10,175.8
Managed portfolios	7,795.2	7,131.9	663.3	9.30	7,869.6
Spain	2,356.3	2,013.9	342.4	17.00	2,432.0
Abroad	5,438.9	5,118.0	320.8	6.27	5,437.6
Total customer funds excluding Argentina	304,110.7	303,085.9	1,024.8	0.34	322,370.0
Total customer funds Argentina	4,624.6	14,633.0	(10,008.3)	(68.40)	9,008.9
Total customer funds	308,735.3	317,718.8	(8,983.5)	(2.83)	331,378.9

Analysis by business areas Santander Central Hispano	18	January	• September 2002

By geographic areas, growth came from Europe as Latin America was affected, as in lending, by Argentina and exchange rates. Eliminating the exchange rate effect, deposits (excluding repos) rose 22.9% in Mexico, 8.5% in Chile and to a lesser extent in Brazil.

Mortgage bond issues so far this year amounted to EUR 4,000 million. In the third quarter, Banco Santander Central Hispano launched its first five-year issue of EUR 3,000 million. This helped to diversify the base of international investors and made us the reference in the European market for this type of asset, backed by the volume and liquidity of the issue. It followed a 15-year EUR 1,000 million issue by Banesto in the first quarter.

Mutual funds performed well both in Spain and abroad. In Spain the movements were limited to a great extent by market conditions, affected by the sharp fall in the settlement values of some types of funds and by the withdrawals of some unit holders. However, Santander Central Hispano’s performance was better than the sector’s, with a rise in its balance of 7.5% over the past 12 months (-1.4% excluding the institutional investment related to the “Supersatisfacción” and “Super Rendimiento” deposits). The Group consolidated its leadership, with a market share of more than 27%. In the rest of the Group of note were the increases in Portugal (+46.3%), Mexico (+14.9%), Chile (+19.9%) and Puerto Rico.

Pension funds excluding Argentina increased 7.2% to EUR 14,386 million, of which two-thirds corresponded to fund management companies in Latin America, with strong year-on-year rises excluding the exchange rate impact in Mexico (+28.6%), Colombia (+21.6%), Peru (+18.8%), Chile (+11.5%) and Uruguay.

The performance was also favorable in Spain, with growth of 9.0%. Activity remained focused on individual pension funds, which increased 10.6% and where the Group heads the ranking with a market share of more than 19%. Lastly, Portugal, which as in the rest of customer balances, reflected increased activity (+32.6% in pension plans).

Goodwill pending amortization stood at EUR 10,679 million at September 30, 2002, a net rise of EUR 127 million year-on-year as a result of the difference, on the one hand, between the recording this year of the fund generated by the purchase of 35.45% of Banco Santiago and of the German finance company AKB and, on the other hand, the reduced stake in Société Générale and the elimination of the goodwill of the latest disposals.

These goodwill figures were established after carrying out the procedures necessary to verify the asset quality of the entities acquired, applying the Group’s strict criteria. In addition, part of the increase was due to the application of Bank of Spain criteria, whereby the shares received in the Portugal and Royal Bank of Scotland operations and the purchase of the minority shares of Banco Rio de la Plata were recorded at the market value. The difference between this value and the issue price of Santander Central Hispano shares, amounting to EUR 3,738 million, was credited to a voluntary anticipated reserves account, which forms part of shareholders’ equity, and after amortization of goodwill stood at EUR 3,285 million.

Consolidated goodwill
Euro MM.

	30.09.2002	30.09.2001	Variation	31.12.2001
Banesto	459.9	472.1	(12.1)	461.1
Equity stakes	423.7	350.2	73.5	338.7
Banks in Europe	3,218.9	2,779.7	439.2	2,433.3
Latin America	6,483.3	6,357.6	125.7	5,947.2
Other	93.2	592.9	(499.7)	688.4
Total	10,679.1	10,552.5	126.6	9,868.7

Analysis by business areas Santander Central Hispano	19	January	• September 2002

Shareholders’ equity and capital ratios (*)
Euro MM.

			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)	31.12.2001
Subscribed capital stock	2,384.2	2,280.8	103.4	4.53	2,329.7
Paid - in surplus	9,685.6	8,080.4	1,605.1	19.86	8,651.0
Reserves	5,461.2	5,444.6	16.6	0.31	5,466.4
Reserves at consolidated companies (net)	(312.2)	1,528.5	(1,840.7)	—	1,545.9
Total primary capital	17,218.8	17,334.3	(115.5)	(0.67)	17,993.0
Net attributable income	1,721.9	1,992.8	(270.9)	(13.59)	2,486.3
Treasury stock	(16.9)	(51.6)	34.6	(67.15)	(21.4)
Distributed interim dividend	(369.6)	(342.7)	(26.9)	7.84	(685.4)
Shareholders’ equity at period end	18,554.2	18,932.8	(378.6)	(2.00)	19,772.5
Interim dividend pending distribution	—	—	—	—	(350.0)
Final dividend	—	—	—	—	(294.0)
Shareholders’ equity after allocation of period end results	18,554.2	18,932.8	(378.6)	(2.00)	19,128.4
Preferred shares	5,933.4	7,101.7	(1,168.3)	(16.45)	5,979.0
Minority interests	856.4	1,460.4	(604.0)	(41.36)	1,394.9
Shareholders’ equity & minority interests	25,344.0	27,494.9	(2,151.0)	(7.82)	26,502.4

Basic capital (Tier I)	14,319.8	15,755.3	(1,435.4)	(9.11)	16,357.9
Supplementary capital	6,922.8	6,788.4	134.4	1.98	8,239.1
Eligible capital	21,242.7	22,543.7	(1,301.0)	(5.77)	24,597.0
Risk weighted assets (BIS criteria)	196,556.7	198,037.4	(1,480.7)	(0.75)	204,310.5
BIS ratio (1)	10.81	11.38	(0.58)		12.04
Tier I (1)	7.29	7.96	(0.67)		8.01
Excess (amount)	5,518.1	6,700.7	(1,182.6)	(17.65)	8,252.2

(*)	The effect of the amortization of preferred stocks carried out in 2002 is included in December 2001.

(1)	Estimated BIS ratio of 11.6% (Tier I: 7.7%) including the Banesto, Bital and the conversion of preferred shares for ordinary shares transactions, not carried out as of 30.09.02

In shareholders’ equity, the Group has made one capital increase so far this year, issuing 109,040,444 new ordinary shares (2.3% of the Bank’s capital) of EUR 0.50 nominal value each at an issue premium of EUR 9.588 per share, which were fully subscribed and disbursed through shares representing all the capital of AKB. In addition, during the first quarter, five issues of preferred shares (US$769 million nominal value) were amortized, following the capital increase at the end of 2001, an operation which improved the structure of the Tier I ratio.

Eligible capital at the end of the third quarter, in accordance with Bank of International Settlements (BIS) criteria, amounted to EUR 21,243 million. The BIS ratio was 10.81%, 1.2 points lower than at the end of 2001 (adjusted for the preferred shares). The reduction was largely due to the negative impact of exchange rates on Group reserves (effect of 1.7 percentage points on the BIS ratio). The surplus over the minimum requirement was EUR 5,500 million.

After the end of the third quarter Santander Central Hispano announced several measures which are set out in chapter 1. They will have an estimated positive impact of 60 basis points on core capital and 80 basis points on the BIS ratio.

Ratings at September 30, 2002

Rating agency	Long term	Short term	Financial strength
Moody’s	Aa3	P1	B
Standard & Poor’s	A	A1
Fitch (*)	AA-	F1+	B/C

(*).-	Subsequent to September 30, reviewed long term-rating to A+ and short-term rating to F1.

Analysis by business areas Santander Central Hispano	20	January	• September 2002

Risk management

Credit risk

The Group’s NPL ratio stood at 2.09% in September 2002. Although it was slightly higher than the 1.85% recorded at the end of the second quarter, it was in line with that of September 2001, despite the global economic situation which has worsened over the past 12 months. Although the coverage ratio declined by six percentage points over the last 12 months to 132.9%, it is still comfortable. Excluding Argentina, coverage is 142%, the same level as in September 2001.

Risk management*
Euro MM.
			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)	31.12.2001
Non-performing loans	4,105.1	4,215.5	(110.4)	(2.62)	3,895.5
NPL ratio (%)	2.09	2.08	0.01		1.86
Allowances for loan losses	5,456.3	5,859.6	(403.3)	(6.88)	5,583.0
NPL coverage (%)	132.92	139.00	(6.08)		143.32

Non-performing loans **	3,712.2	3,845.3	(133.2)	(3.46)	3,489.8
NPL ratio (%) **	1.89	1.90	(0.01)		1.67
NPL coverage (%) **	146.98	152.38	(5.40)		159.98
(*) Excluding country-risk	(* *) Excluding NPLs backed by residential mortgages
Note: NPL ratio: Non-performing loans/ computable risk

The Group’s NPL ratio in Spain was 0.98%, in line with the second quarter and 16 basis points more than in September 2001. The rise was largely due to the reduced growth in the loan portfolio this year and to the rise, following criteria of maximum prudence, in doubtful loans not yet classified as bad debts. NPLs remained in line with the estimates for 2002. NPL coverage for the whole Group in Spain was 192.2%.

In Latin America the NPL ratio stood at 4.05%, up from 3.01% in the second quarter because of the increase in NPLs in Argentina, but the ratio was similar than that registered in September 2001. Excluding Argentina (consolidated with local criteria, and thus not homogeneous with the rest of the Group, and with provisional figures), the NPL ratio was 3.14% (2.83% in the second quarter and below the 3.89% in September 2001). NPL coverage stood at 116.6%, lower than the 143.3% in the second quarter but similar to the level in September 2001. Excluding Argentina, NPL coverage was 138.8%, up 6.2 percentage points since the end of 2001 and 6.7 points higher than in September 2001.

Analysis by business areas Santander Central Hispano	21	January	• September 2002

Quarterly non-performing loans evolution
Euro MM
		2001			2002
	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter
Balance at beginning of period	4,473.9	4,215.5	3,895.5	4,001.0	3,728.9
+ Net additions	12.7	442.3	509.4	214.2	584.4
- Write-offs	(271.1)	(762.3)	(404.0)	(486.3)	(208.1)
Balance at period end	4,215.5	3,895.5	4,001.0	3,728.9	4,105.1

Argentina continued to be affected by the country’s difficult economic situation. In this context, the Group tightened its monitoring and loan loss recovery policies, focused on securing risks, restructuring maturities or classifying as doubtful loans and making the necessary provisions.

In Brazil the uncertainty over whether the current economic policy will continue after the upcoming elections continued to be reflected in highly volatile financial markets. This situation, however, should not hide the fact that Brazil has embarked on major structural reforms in recent years which have strengthened its fiscal and balance of payments positions and made the economy less vulnerable to external shocks, within a framework of support and collaboration with international financial institutions.

The Group continued to strengthen its internal risk management models, both in Spain and its subsidiaries abroad. With regard to the changes underway in the Basle capital adequacy regulations (BIS II), the Group has drawn up and approved a plan to enable the different entities to be in a position to apply internal models to determine the level of regulatory capital. The new regulations will probably come into force in 2006, and our Group aspires to use internal models from the very beginning.

During the third quarter of 2002 progress continued to be made in the supervisors’ reviewing of the internal risk management model of the parent bank in Spain. Once the risk model for individuals was approved in the last quarter of 2001, Bank of Spain inspectors began to review the rating and analysis models used in the segments for companies. Final approval by the Bank of Spain of the internal risk management models will enable the Group to calculate, on the basis of its own parameters of expected losses, the provisions needed for statistical coverage in accordance with Circular 9/99.

In operational risk, and regardless of the outcome of the BIS II discussions, the Group continues to attach particular importance to identifying and offsetting the sources of this type of risk. With the tests carried out in 2001 completed, we have had in Spain since the beginning of 2002 a Data Base of Losses and Incidents which registers, in accordance with BIS II criteria, these events, including the most frequent cases and those of least impact arising from retail banking.

Country-risk

Country-risk needing provisions, in accordance with Bank of Spain criteria, stood at US$101.8 million, 89.2% (US$843.5 million) lower than in September 2001. This sharp fall was largely due to the reclassification in April to Group 2 (not requiring provisions) of risk with Mexico. The Group continued to manage country-risk selectively, tightening the special watch and tracking of the most problematic countries and continuously tailoring the country-risk limits to their particular circumstances.

Country risk management

		30.09.2002	30.09.2001	Variation 2002/2001		31.12.2001
	Euro MM.	US$ MM.	US$ MM.	Amount	(%)	US$ MM.
Risk (gross)	503.9	496.8	1,341.9	(845.1)	(62.98)	1,071.9
Allowances	400.6	395.0	396.6	(1.6)	(0.40)	284.8
Risk (net)	103.2	101.8	945.3	(843.5)	(89.23)	787.1

Analysis by business areas Santander Central Hispano	22	January	• September 2002

Santander Central Hispano Group. Derivative products as of September 2002
US$ MM.

	Nominal	Net replacement cost	Equivalent risk	Coverage (%)	Average life (months)
IRS	413,386.2	3,530.8	9,211.5	4.31	21.86
FRAs	253,774.0	170.3	218.7	0.09	8.74
Interest rate options	14,505.7	118.2	579.2	3.99	39.51
OTC Interest subtotal	681,665.9	3,819.3	10,009.4	1.47	8.36
Currency forwards	57,133.8	380.5	4,642.3	8.13	1.51
Currency swaps	8,223.8	40.9	3,403.8	41.39	26.70
Currency options	837.7	13.6	127.3	15.19	5.65
OTC foreign exchange subtotal	66,195.3	435.0	8,173.4	12.35	4.69
OTC debt options subtotal	403.2	13.4	628.2	155.81	1.95
OTC equity derivatives subtotal	7,386.3	72.7	3,729.6	50.49	13.82
Total	755,650.7	4,340.4	22,540.6	2.98	7.80

Counterparty risk

The Net Replacement Value (NRV) of the portfolios of OTC derivative products that the Group maintained with its counterparties as of September 30, 2002 amounted to US$4,340.4 million, which represented 0.6% of the nominal value of these contracts and was a little higher than in the second quarter (0.4% in June). The rise in the NRV was due to lower interest rates and the consequent parallel shift of the euro curve during the third quarter, which affected the growth of the NRV of IRSs and FRAs.

Equivalent Credit Risk (that is, the sum of the Net Replacement Value and the Maximum Potential Value of these contracts in the future) increased to US$22,540.6 million, 4.2% more than in the second quarter. Derivatives operations are concentrated in excellent credit quality counterparties, to the extent that 95.5% of transactions have been contracted with entities with a rating equal to or more than A-. The rest basically corresponds to derivatives operations with corporate clients.

Market risk

The third quarter was characterized by a drop in confidence and in stock markets, whose main indices have fallen by between 20% and 37% since the beginning of the year. The pessimism in stock markets intensified the safe haven effect in US and European debt, triggering falls in interest rates throughout the yield curve. The euro benefited from doubts about the US economic recovery, reaching parity with the dollar in the middle of July.

Of note in the graph showing the VaR performance is the maximum for the third quarter reached on July 1 of US$36 million, due to the increased volatility in the markets and increased position-taking in Mexico. The minimum for the quarter was US$19.5 million on September 16, at the end of a trend of risk reduction, mainly as a result of the lowering and closure of positions. Structured derivatives still have a very low level of risk, with an average VaR of US$1.8 million.

VaR by region. Third quarter 2002
US$ MM.

	Min. 19.5	Avg. 26.6	Max. 36.0	Latest 22.6
Total
Europe	3.0	4.6	8.1	5.6
Asia	0.2	0.2	0.3	0.3
USA	2.9	11.9	19.5	4.0
Latin America	13.7	17.2	21.0	18.8

VaR by product. Third quarter 2002
US$ MM
Total trading Total VaR	Min. 19.5	Avg. 26.6	Max 36.0	Latest 22.6
Diversification effect	(6.8)	(14.1)	(24.5)	(10.7)
Fixed income VaR	12.1	22.8	33.9	17.0
Equity VaR	2.3	3.8	5.3	2.9
Currency VaR	11.9	14.1	21.3	13.3

Analysis by business areas Santander Central Hispano	23	January	• September 2002

As regards distribution by geographic areas, the average yearly VaR generated by trading activities remained concentrated in Latin America, and it was 9% lower than in the second quarter. Although the contribution of Europe in average yearly VaR terms was only 14%, barely two percentage points more than in the second quarter, its contribution to total accumulated results was 40% . This difference was due to our significant franchise of customers in Spain, which enables us to maintain low risk profiles and obtain high revenue from intermediation, sales and market making.

Balance sheet management in Latin America

Interest rate risk in balance sheet management, measured by the sensitivity of equity to changes of 100 basis points in the yield curve and by the sensitivity of net interest revenue over one year to changes of 100 basis points, moved within a narrow band, reducing exposure, chiefly in Brazil. At the end of September, risk consumption for Latin America, measured through the sensitivity of equity, was 2% and for net interest revenue it did not reach 0.5%. The risk profile corresponded to a reduction of 33% during the year, mainly as a result of the drop in structural risk in Brazil.

The strict policy of management and control of liquidity risk maintained during the first half of the year remained in force, because adequate management is a key element in protecting the financial robustness of the institution.

Analysis by business areas Santander Central Hispano	24	January	• September 2002

Analysis by business areas

The information in this report relates to both the accounting figures of the units that comprise each business area as well as the data available on the information management systems. In all cases, the financial statements are adapted to Spanish regulations, reflecting both the adjustments for homogenization and/or the applicable consolidation adjustments.

The criteria for the allocation of capital was changed for 2002 in order to be able to compare the returns on the different businesses. All the areas have been assigned the minimum regulatory capital for risk assets, except for two: Corporate Banking and Retail Banking Latin America. Experience has shown that economic risk in Corporate Banking is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. It is therefore advisable to weight the regulatory capital for Corporate Banking downward (50%) and upward (50%) in Latin America. The Group’s institutional costs, traditionally in the Corporate Center, have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group’s traditional criteria.

The year 2001 figures have been adjusted to take account of the same criteria. Accordingly, the business areas’ new definition and content are now as follows:

•
European Retail Banking: This covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. There are five units: Santander Central Hispano Retail Banking, Banesto, Consumer Financing, Portugal and On-line Banking.

•	Banesto (included in European Retail Banking): This covers the consolidated statements of the Banesto Group.

•
Retail Banking Latin America: This area covers the Group’s universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channeled through specialized business units. In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations except for amortization of goodwill, which continues to be considered as a cost unrelated to the management of business, and country-risk provisions.

•
Asset Management and Private Banking: Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialized units in Spain and abroad. In both cases, the agreements for distribution of commissions with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•	Global Wholesale Banking: This area covers Santander Central Hispano’s corporate banking in Spain and Europe, treasury activities in Madrid and New York and investment banking throughout the world.

•
Corporate Center: This area is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of global shareholders’ equity through issues and securitization. Lastly, as the Group’s holding, it manages all capital and reserves and allocations of capital and liquidity in accordance with the aforementioned criteria. It is not responsible for provisions that do not stem from amortization of goodwill and country-risk nor, as previously stated, for costs related to the Group’s central services.

Lastly, the area also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the recurrent revenues of other businesses. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

As well as these areas, the full results of Portugal and Latin America continue to be presented globally, including Retail Banking, Asset Management, Private Banking and Global Wholesale Banking.

Analysis by business areas Santander Central Hispano	25	January	• September 2002

Main data by business areas
Euro MM.
		Net operating income			Net attributable income		Efficiency (%)
	Jan.-Sep.	Var. 2002/2001		Jan.-Sep.	Var. 2002/2001		Jan.-Sep.
	2002	Amount	(%)	2002	Amount	(%)	2002	2001
European Retail Banking	2,142.5	355.9	19.92	1,243.1	201.8	19.38	49.76	53.76
Santander Central Hispano	1,059.0	108.3	11.39	622.0	78.6	14.47	49.88	52.99
Banesto	468.5	43.8	10.31	336.2	9.9	3.02	50.54	52.89
Portugal	277.9	11.5	4.32	145.4	16.9	13.15	49.26	51.81
Consumer Financing in Europe	330.4	167.6	102.93	148.5	75.9	104.53	43.31	51.96
On-line Banking	6.7	24.8	—	(8.9)	20.5	69.70	85.95	120.39
Retail Banking Latin America	1,722.1	(500.9)	(22.53)	855.5	(173.5)	(16.86)	53.28	54.05
Asset Management & Private Banking	389.4	(13.4)	(3.32)	256.2	(12.5)	(4.64)	39.97	43.56
Global Wholesale Banking	330.1	(112.4)	(25.41)	179.9	(106.3)	(37.14)	45.87	41.36
Corporate Center	(182.6)	205.8	52.99	(812.8)	(180.4)	(28.53)	—	—
Total	4,401.6	(64.9)	(1.45)	1,721.9	(270.9)	(13.59)	51.19	54.08

		ROE (%)		NPL ratio (%)	NPL coverage (%)
	30.09.02	30.09.01	30.09.02	30.09.01	30.09.02	30.09.01
European Retail Banking	20.31	18.24	1.49	1.45	152.56	148.19
Santander Central Hispano	22.73	20.37	1.19	0.97	151.22	162.66
Banesto	18.39	19.68	0.80	0.85	276.12	237.89
Portugal	16.07	14.56	2.59	2.94	101.84	111.44
Consumer Financing in Europe	24.77	15.95	2.45	2.94	153.65	120.78
On-line Banking	—	—	3.91	2.53	87.58	124.90
Retail Banking Latin America	22.54	25.97	4.07	3.99	116.54	126.68
Asset Management & Private Banking	69.16	71.43	0.25	0.08	—	—
Global Wholesale Banking	12.44	18.30	1.91	1.00	133.81	189.84
Total	12.52	14.77	2.09	2.08	132.92	139.00

	Number of branches		Number of employees
	30.09.02	30.09.01	30.09.02	30.09.01
European Retail Banking	5,024	5,853	44,376	48,362
Santander Central Hispano	2,518	3,170	21,860	25,645
Banesto	1,666	1,858	10,494	11,129
Portugal	653	642	7,416	8,023
Consumer Financing in Europe	185	181	3,959	2,868
On-line Banking	2	2	647	697
Retail Banking Latin America	4,147	4,282	55,048	60,412
Asset Management & Private Banking	215	245	6,400	7,363
Global Wholesale Banking	38	44	2,574	2,839
Corporate Center	—	—	115	411
Total	9,424	10,424	108,513	119,387

Analysis by business areas Santander Central Hispano	26	January	• September 2002

European Retail Banking
Income statement. January-September
Euro MM.
			Variation 2002/2001
	2002	2001	Amount	(%)
Net interest revenue	3,356.6	3,133.8	222.8	7.11
Net fees and commissions	1,474.2	1,350.4	123.7	9.16
Basic revenue	4,830.8	4,484.2	346.5	7.73
Trading gains	79.1	75.9	3.2	4.26
Net operating revenue	4,909.9	4,560.1	349.8	7.67
Personnel and general expenses	(2,443.3)	(2,451.7)	8.4	(0.34)
a) Personnel expenses	(1,727.3)	(1,732.9)	5.6	(0.32)
b) General expenses	(716.1)	(718.8)	2.8	(0.38)
Depreciation	(291.9)	(272.7)	(19.2)	7.04
Other operating costs	(32.1)	(49.1)	17.0	(34.61)
Net operating income	2,142.5	1,786.6	355.9	19.92
Income from equity - accounted holdings	38.6	49.7	(11.1)	(22.36)
Other income	8.1	(10.3)	18.4	—
Net provisions for loan - losses	(451.2)	(401.8)	(49.4)	12.30
Goodwill amortization	—	—	—	—
Income before taxes	1,737.9	1,424.1	313.9	22.04
Net consolidated income	1,289.4	1,091.6	197.8	18.12
Net attributable income	1,243.1	1,041.3	201.8	19.38

Balance sheet. September
Loans	106,025.1	94,891.5	11,133.6	11.73
Government securities	3,526.5	4,105.3	(578.8)	(14.10)
Due from banks	17,316.0	14,084.3	3,231.7	22.95
Investment securities	7,244.0	7,110.7	133.3	1.87
Tangible and intangible assets	3,245.3	3,439.5	(194.2)	(5.65)
Other assets	7,766.8	5,675.2	2,091.6	36.86
Total Assets / Liabilities	145,123.6	129,306.5	15,817.1	12.23
Customer deposits	89,442.9	84,569.7	4,873.2	5.76
Debt securities	7,318.9	6,724.5	594.4	8.84
Subordinated debt	1,033.0	1,446.7	(413.7)	(28.60)
Due to banks	25,917.0	17,579.1	8,337.9	47.43
Other liabilities	12,848.3	11,415.4	1,432.9	12.55
Capital assigned	8,563.5	7,571.1	992.4	13.11
Other managed funds (off - balance sheet)	51,619.8	50,497.4	1,122.3	2.22
Mutual funds	45,140.4	45,426.7	(286.3)	(0.63)
Pension funds	5,438.9	4,864.0	574.9	11.82
Managed portfolios	1,040.4	206.7	833.7	403.23
Customer funds	149,414.6	143,238.3	6,176.2	4.31
Total managed funds	196,743.3	179,803.9	16,939.4	9.42

Analysis by business areas Santander Central Hispano	27	January	• September 2002

European Retail Banking

European Retail Banking is a strategic area for the Santander Central Hispano Group, accounting for 48% of total funds, 64% of loans and 49% of net attributable income.

At the end of September, the area had 5,024 branches and 44,376 employees (direct and assigned).

Income before taxes increased 22.0% to EUR 1,737.9 million. The main factors at play were the positive business performance and control of operating costs and to some extent the impact of the consolidation of AKB, which was not consolidated in 2001, on both the balance sheet sheet and the income statement (the latter for the first nine months).

Net interest revenue was 7.1% higher at EUR 3,356.6 million. Net fee income and commissions rose 9.2% to EUR 1,474.2 million. Growth occurred in all areas. Trading gains hardly changed, and their relative share of net operating revenue, which increased 7.7% to EUR 4,909.9 million, remained small (1.6%).

One of the most noteworthy features of European Retail Banking is containment of operating expenses. They declined (in like-for-like terms) 2.5% over the second quarter and in the first nine months were lower than in the same period of 2001, despite the incorporation of AKB. This positive performance was due to lower costs at Santander Central Hispano Retail Banking, Banesto and, especially, Retail Banking Portugal (-6.6% over January-September 2001) and On-line banking (-11.2%). Costs at European Consumer Financing, a growing activity and whose perimeter increased, rose 43.5% (+13.7% on a like-for-like basis).

As a result, the efficiency ratio improved 4.0 percentage points from 53.8% in the first nine months of 2001 to 49.8% in the same period of 2002.

Higher recurrent revenues (chiefly commissions) and cost containment pushed up net operating income by 19.9% to EUR 2,142.5 million.

There were no significant movements in the lower part of the income statement when compared with the first nine months of 2001. Income before taxes grew 22.0% to EUR 1,737.9 million (+16.3% excluding the impact of AKB). Deducting minority interests and corporate taxes, net attributable income was 19.4% higher at EUR 1,243.1 million (+14.8% excluding AKB). The difference with income before taxes is chiefly due to Banesto’s higher tax burden in 2002.

ROE was 20.31% (18.24% in the first nine months of 2001).

Analysis by business areas Santander Central Hispano	28	January	• September 2002

Santander Central Hispano Retail Banking
Income statement. January-September
Euro MM.
			Variation 2002/2001
	2002	2001	Amount	(%)

Net interest revenue	1,559.0	1,563.0	(4.1)	(0.26)
Net fees and commissions	864.6	809.1	55.6	6.87
Basic revenue	2,423.6	2,372.1	51.5	2.17
Trading gains	31.1	35.7	(4.6)	(12.92)
Net operating revenue	2,454.7	2,407.8	46.9	1.95
Personnel and general expenses	(1,224.3)	(1,276.0)	51.7	(4.05)
a) Personnel expenses	(936.2)	(957.6)	21.4	(2.23)
b) General expenses	(288.0)	(318.4)	30.3	(9.53)
Depreciation	(139.2)	(140.0)	0.8	(0.55)
Other operating costs	(32.1)	(41.1)	8.9	(21.77)
Net operating income	1,059.0	950.7	108.3	11.39
Income from equity - accounted holdings	—	—	—	—
Other income	7.2	10.4	(3.2)	(30.87)
Net provisions for loan - losses	(200.9)	(204.2)	3.2	(1.58)
Goodwill amortization	—	—	—	—
Income before taxes	865.3	757.0	108.3	14.31
Net consolidated income	622.9	544.8	78.0	14.32
Net attributable income	622.0	543.4	78.6	14.47

Balance sheet. September
Loans	48,330.0	46,952.5	1,377.5	2.93
Government securities	—	—	—	—
Due from banks	64.3	50.9	13.4	26.34
Investment securities	1.3	0.7	0.6	88.00
Tangible and intangible assets	1,726.5	1,886.4	(159.9)	(8.48)
Other assets	1,245.0	1,150.0	95.0	8.26
Total Assets / Liabilities	51,367.1	50,040.5	1,326.6	2.65
Customer deposits	42,515.9	40,528.7	1,987.2	4.90
Debt securities	605.2	851.6	(246.4)	(28.94)
Subordinated debt	—	—	—	—
Due to banks	653.5	835.9	(182.4)	(21.83)
Other liabilities	3,858.0	4,205.6	(347.6)	(8.26)
Capital assigned	3,734.5	3,618.7	115.8	3.20
Other managed funds (off - balance sheet)	36,578.5	38,287.9	(1,709.4)	(4.46)
Mutual funds	32,794.0	34,929.4	(2,135.4)	(6.11)
Pension funds	3,784.5	3,358.5	426.0	12.68
Managed portfolios	—	—	—	—
Customer funds	79,699.6	79,668.2	31.4	0.04
Total managed funds	87,945.5	88,328.4	(382.9)	(0.43)

Analysis by business areas Santander Central Hispano	29	January	• September 2002

In an environment characterized by a great deal of uncertainty over economic recovery and low levels of confidence, reflected in the performance of stock markets and in interest rates that continued to discount possible cuts in coming months, Santander Central Hispano Retail Banking continued to develop favorably. This was underscored by growth of around 5% in lending and in customer funds between September 2001 and September 2002.

The combined actions in business volumes and pricing produced an improvement of 0.09 points in the average spread on loans and a reduction of 0.50 points in the average cost of funds, within a policy of defending spreads. Net fees and commissions rose 6.9% in the first nine months and were 10% more than in the third quarter of 2001, despite the shrinking of those from mutual funds and securities because of the decline in the stock markets. Personnel and general expenses were 4.0% lower (almost 7% in real terms), as a result of which the efficiency ratio improved to 49.9% for the first nine months and in some months it was below 47%.

Net operating income increased 11.4%, and with lower loan-loss provisions than in 2001 net attributable income rose 14.5%. This was all achieved without eroding credit risk quality, another of the Bank’s key strategic lines. The NPL ratio remains at around 1%.

The basic line of the DA VINCI single business management model, which is fully operating in all branches of the retail network in Spain, is “quality service for clients”. This model, whose strategic priority is to contribute value and quality to clients, has enabled us to turnaround during the year the trend in market shares, which are now recovering. Compared to a decline in 2001, in the first seven months of 2002 we gained share against commercial banks in both loans and deposits, especially in commercial bills, time deposits and mutual funds.

These items reflect the effectiveness of the management model: specialized banking for Companies which enabled us to step up lending, combined with massive business actions aimed at Individual Customers, based on innovative and high value products, such as the “Supersatisfacción” Deposit, the “Supersatisfacción” Fund and the “Super Rendimiento” Deposit. Total funds placed amounted to more than EUR 6,000 million. Other activities developed during the third quarter and focused on the Individual Customers segment, was the launch of the “Superlibreta” marketing campaign (to achieve customer loyalty and capture current account balances) and the beginning of a drive for the domiciling of salaries. Of particular note here was the Bank’s altruistic contribution to the Red Cross of a significant sum for the benefit of Third World countries.

In lending, mortgages continued to be the main engine of growth in the segment for Individual Customers with an increase of more than 22%. In the sphere of Companies and Institutions, as well as the drive in lending, there were also noteworthy advances in mortgages (+10% year-on-year), renting (+33%), and factoring and confirming (+46%).

Other business actions during the third quarter stemmed from collaboration agreements with collectives, companies, shops and institutions, under which they have access to financing in preferential conditions, quality transactional services are provided, credit and debit cards and savings-lending products with additional extras, etc. Of note among them are those signed with professional health collectives, the agriculture sector, insurance, trade fairs and franchising companies among others.

Lastly, we should mention the sponsorship and support provided to universities, within which are the campaigns for the registration of students. We are present in 22 universities where we have opened 55,000 new accounts for students and teachers, as well as many 4B cards.

In the DA VINCI management model, the full dedication of close to 10,000 business staff focused on selling products and services is bearing fruit. The number of business contacts in the third quarter rose by 180%. This will produce in coming months the significant qualitative leap that the Bank has set as one of the objectives in its 2003 Revenue Plan, begun this year, and in which Retail Banking in Spain is playing a leading role.

Analysis by business areas Santander Central Hispano	30	January	• September 2002

Banesto
Income statement. January - September
Euro MM.
			Variation 2002/2001
	2002	2001	Amount	(%)
Net interest revenue	755.9	727.2	28.8	3.96
Net fees and commissions	322.5	315.3	7.2	2.28
Basic revenue	1,078.4	1,042.5	36.0	3.45
Trading gains	33.3	31.8	1.5	4.80
Net operating revenue	1,111.8	1,074.3	37.5	3.49
Personnel and general expenses	(561.8)	(568.2)	6.3	(1.11)
a) Personnel expenses	(418.6)	(424.1)	5.4	(1.28)
b) General expenses	(143.2)	(144.1)	0.9	(0.62)
Depreciation	(71.4)	(64.4)	(7.0)	10.94
Other operating costs	(10.0)	(17.0)	7.0	(41.20)
Net operating income	468.5	424.8	43.8	10.31
Income from equity - accounted holdings	27.4	46.7	(19.3)	(41.36)
Other income	28.3	29.6	(1.3)	(4.38)
Net provisions for loan - losses	(77.8)	(103.9)	26.2	(25.18)
Goodwill amortization	—	—	—	—
Income before taxes	446.4	397.1	49.3	12.43
Net consolidated income	345.9	338.1	7.8	2.31
Net attributable income	336.2	326.3	9.9	3.02

Balance sheet. September
Loans	24,902.5	21,785.1	3,117.4	14.31
Government securities	3,526.4	4,104.1	(577.7)	(14.08)
Due from banks	5,521.1	6,710.5	(1,189.4)	(17.72)
Investment securities	4,881.6	4,932.3	(50.7)	(1.03)
Tangible and intangible assets	887.5	959.5	(72.0)	(7.50)
Other assets	4,334.2	3,606.6	727.6	20.18
Total Assets / Liabilities	44,053.3	42,098.1	1,955.2	4.64
Customer deposits	24,959.6	24,263.1	696.5	2.87
Debt securities	2,607.9	1,189.4	1,418.5	119.26
Subordinated debt	488.1	679.2	(191.1)	(28.13)
Due to banks	7,644.1	8,680.6	(1,036.5)	(11.94)
Other liabilities	5,905.1	5,120.0	785.1	15.33
Group capital and reserves	2,448.5	2,165.8	282.7	13.05
Other managed funds (off - balance sheet)	9,734.7	8,956.3	778.3	8.69
Mutual funds	8,559.5	7,860.2	699.3	8.90
Pension funds	974.2	991.1	(16.9)	(1.71)
Managed portfolios	201.0	105.0	96.0	91.35
Customer funds	37,790.3	35,088.0	2,702.3	7.70
Total managed funds	53,788.0	51,054.4	2,733.6	5.35

Analysis by business areas Santander Central Hispano                         31                                           January    •    September 2002

The Banesto Group’s income before taxes rose 12.4% to EUR 456.3 million. The steady progress of business, together with containment of operating costs and adequate management of spreads, were the main factors at play.

As in the other areas, Banesto’s income statement was redrawn in accordance with the criteria set out on page 26 of this report. Net interest revenue was 4.0% higher at EUR 755.9 million. Net fees and commissions increased 2.3% to EUR 322.5 million. Excluding the commissions from mutual and pension funds (which dropped 0.6% because of the reduction in the average commission received, not offset by the 9.5% rise in the volume of managed funds) and those from securities, which declined because of the markets’ performance, the rest of commissions for services increased 3.9%.

Trading gains increased 4.8% to EUR 33.3 million. Net operating revenue grew 3.5% to EUR 1,111.8 million. Within operating costs, personnel and general expenses dropped 1.1%, producing a further improvement in the efficiency ratio to 50.5% from 52.9% in September 2001.

The higher volume of recurrent revenue and containment of costs pushed up net operating income by 10.3% to EUR 468.5 million. Income from equity-accounted holdings fell from EUR 46.7 million in the first nine months of 2001 to EUR 27.4 million in the same period of 2002, although this decline incorporates the impact of the dividend distribution correction by these companies, which in 2002 was higher than in 2001.

Net provisions for loan losses of EUR 77.8 million were 25.2% lower, the result of loan loss recoveries, basically country risk. The allocation to the fund for statistical coverage of loan losses was EUR 72.6 million compared to EUR 77.6 million in the first nine months of 2001. Banesto has accumulated EUR 217.0 million in this allowance, almost 60% of the necessary maximum.

Income before taxes rose 12.4% to EUR 446.4 million, reflecting the Bank’s steady progress. Deducting minority interests and the provision for corporate tax (+70.3% due to the expiry of the tax credit which existed in previous years), net attributable income was EUR 336.2 million.

Lending rose 14.1% (adjusting for the effect of securitizations) and customer funds increased 7.4%. Including off-balance sheet funds, the total was 8.0% higher at EUR 37,790 million. Credit risk quality continued to be tightened, with the NPL ratio at 0.80% and NPL coverage of 276% (0.85% and 238%, respectively, in September 2001).

Main developments

As part of Group network optimization objectives, 68 Banesto branches have been closed so far this year, with the transfer of business to the nearest Banesto branch, and in the case of another 27 closures business was transferred to the Santander Central Hispano network. In return a similar volume of business was transferred to Banesto from 20 closed branches of this network.

A 15-year EUR 1,000 million issue of mortgage bonds was fully placed and securitization of EUR 500 million of loans to SMEs, through FTPYME Banesto 1, took place, of which 77.5% was guaranteed by the Spanish Treasury.

The General Meeting of Shareholders on May 30 agreed to reduce the capital and return to shareholders EUR 0.15 per share. This took place on September 19.

On July 8, the Boards of Banesto and its subsidiary Bandesco agreed that Banesto would absorb Bandesco.

Lastly, Banesto’s Board agreed at its meeting on October 1 to increase its capital by 11.76% (assuming full subscription) through the issue of 81,686,586 shares with a nominal value of EUR 2.03 each (a rise of EUR 165.8 million).

Analysis by business areas Santander Central Hispano                         32                                           January    •    September 2002

Portugal
Income statement. January—September
Euro MM.
			Retail Banking Variation 2002/2001				Total Portugal (*) Variation 2002/2001
	2002	2001	Amount	(%)	2002	2001	Amount	(%)
Net interest revenue	489.7	519.4	(29.7)	(5.72)	492.7	522.1	(29.4)	(5.63)
Net fees and commissions	133.0	118.6	14.3	12.08	157.4	140.6	16.8	11.95
Basic revenue	622.7	638.1	(15.4)	(2.41)	650.1	662.7	(12.6)	(1.90)
Trading gains	13.2	9.5	3.7	39.27	46.3	32.7	13.6	41.74
Net operating revenue	635.9	647.6	(11.7)	(1.80)	696.4	695.4	1.0	0.15
Personnel and general expenses	(313.3)	(335.5)	22.2	(6.63)	(325.7)	(349.2)	23.6	(6.74)
a) Personnel expenses	(201.1)	(224.2)	23.2	(10.34)	(209.5)	(233.4)	23.9	(10.23)
b) General expenses	(112.2)	(111.3)	(0.9)	0.84	(116.2)	(115.8)	(0.3)	0.28
Depreciation	(42.0)	(44.4)	2.5	(5.53)	(43.0)	(45.3)	2.3	(5.12)
Other operating costs	(2.8)	(1.2)	(1.5)	123.85	(2.8)	(1.3)	(1.5)	117.86
Net operating income	277.9	266.4	11.5	4.32	325.0	299.5	25.4	8.48
Income from equity—accounted holdings	1.7	1.1	0.6	55.53	(1.2)	1.6	(2.9)	—
Other income	(28.7)	(41.4)	12.7	(30.78)	(34.7)	(51.7)	17.0	(32.88)
Net provisions for loan—losses	(39.8)	(23.9)	(15.8)	66.24	(39.9)	(21.4)	(18.5)	86.59
Goodwill amortization	—	—	—	—	—	—	—	—
Income before taxes	211.2	202.2	9.0	4.47	249.1	228.1	21.0	9.21
Net consolidated income	177.2	164.1	13.1	7.96	207.7	183.6	24.1	13.13
Net attributable income	145.4	128.5	16.9	13.15	175.7	147.9	27.8	18.80

(*)	Includes Retail Banking, Asset Management and Global Wholesale Banking.

The economic environment in Portugal continued to weaken during the third quarter, validating the prudent strategy adopted by the Group in the country. The business performance was in line with that of previous quarters. Net operating revenue remained stable and operating costs dropped by 6.7%, producing a further improvement in the efficiency ratio of 3.4 percentage points to 46.8%. Net operating income rose 8.5% and net attributable income increased 18.8% (after deducting extraordinary income losses and minority interests).

The volume of business was 10.2% higher, with 11.1% growth in lending and 9.5% in customer funds. The increased lending came from mortgages, as the Group’s focus in other retail banking products is in the segments of reduced risk. During the third quarter the retail networks concentrated on mortgages, with the volume of new loans 30% higher than in the first nine months of 2001 and the average of 2001. The marketing campaigns to capture funds (“SuperSatisfação”) launched in June produced a gain in market share of mutual funds from 15.7% to 16.4% in the third quarter of 2002.

Despite the growth in the volume of business, however, net operating revenue remained stable because of the fall in interest rates and the change of product and client mix into lower risk segments. Net fees and commissions rose by 12%. Of note were those from cards, mutual funds, insurance products and mortgages, which offset the fall resulting from the focus on products of lower risk and the situation in the capital markets.

Portugal
Business highlights
Euro MM
			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)
Loans	20,105.8	18,099.9	2,005.8	11.08
Customer deposits	17,486.6	16,926.7	559.9	3.31
Mutual funds	3,669.2	2,507.4	1,161.8	46.34
Pension funds	670.4	505.5	164.8	32.60

Analysis by business areas Santander Central Hispano                         33                                           January    •    September 2002

Operating costs fell significantly, especially personnel (-10.2%). A key element in management of costs was the early retirement program and the restructuring of general costs.

In Investment Banking, of note was the progress made by the broker-dealer, which was in second position in the Euronext / Lisbon ranking for the first nine months, with a market share of 17.1% (+5.9 points since September 2001).

Consumer Financing in Europe
Income statement. January-September
Euro MM.
			Variation 2002/2001
	2002	2001	Amount	(%)

Net interest revenue	499.5	285.8	213.7	74.79
Net fees and commissions	120.9	75.7	45.2	59.75
Basic revenue	620.4	361.5	259.0	71.64
Trading gains	(0.8)	(1.6)	0.8	51.78
Net operating revenue	619.7	359.9	259.8	72.19
Personnel and general expenses	(268.4)	(187.0)	(81.4)	43.52
a) Personnel expenses	(143.8)	(99.4)	(44.4)	44.69
b) General expenses	(124.6)	(87.6)	(37.0)	42.19
Depreciation	(34.5)	(21.1)	(13.4)	63.49
Other operating costs	13.6	11.0	2.6	23.31
Net operating income	330.4	162.8	167.6	102.93
Net provisions for loan—losses	(116.3)	(55.1)	(61.2)	111.17
Other income	10.4	(7.2)	17.7	—
Income before taxes	224.5	100.5	124.0	123.38
Net consolidated income	152.6	75.7	76.9	101.55
Net attributable income	148.5	72.6	75.9	104.53

Consumer Financing in Europe is developed in eight countries with a combined population of 256 million. It has a leadership position in Germany and Spain: CC-Bank is the second largest auto financing company in Germany among those financing brands, after Volkswagen, and Hispamer is the leader in Spain in the same segment. This positioning in Germany and Spain is an important platform for expansion.

In Spain, the HBF Group continued to perform well. Net attributable income for the first nine months was 42.3% higher at EUR 70.3 million, which lifted the ROE to 20.9% (+5.1 percentage points over September 2001). Basic revenue rose by 10.4% and costs declined 5.8%. The efficiency ratio improved to 39.9% (7.2 points better than a year earlier) and net operating income rose 29.2%.

Despite the fall in car sales (close to 10% in the third quarter and 8.9% in the first nine months), in the segment for individual customers HBF increased the number of vehicles financed by 8.5%, lifting its market share to 9.2%. If we calculate this share on the basis of the number of units that can be financed, the Group’s share would be more than 25%.

Direct and indirect mortgage activity (through UCI, entity in which we have a stake but which is not consolidated) continued to expand, with year-on-year growth of close to 30%. Consumer lending grew by a more modest 7%, and the number of cards managed was more than 6.6 million with more than 190 co-branded or affinity programs.

Lastly, in insurance premium income increased by almost 80% in the first nine months. On the other hand, business with companies declined 10%, as envisaged.

In Germany, the legal procedures for the merger of CC-Bank and AKB were completed. The merger will begin to generate cost synergies as of 2003, together with those of revenues, which have already begun to be felt with cross-selling of products.

CC-Bank’s earnings grew significantly compared to a year earlier. Net attributable income rose 249% to EUR 74.9 million.

Analysis by business areas Santander Central Hispano                         34                                           January    •    September 2002

The efficiency ratio improved from 55.3% in September 2001 to 43.9% a year later. The ROE (based on income before taxes) increased from 27.8% to 53.1%. Despite the fall of close to 6% in the sale of cars in Germany, CC-Bank increased its volume of financing by 21%.

In Italy, Finconsumo Banca, jointly owned by CC-Bank and Sanpaolo IMI which specializes in auto and consumer finance, has a market share of 4.4%.

New business continued to grow significantly (+22% to EUR 848.5 million). The improvement came largely from the financing of used cars and motorbikes. Net attributable income rose 127.6%. ROE stood at 10.8%, up from 6.2% a year earlier, and the efficiency ratio improved from 59.2% to 50.1%.

On-line Banking
Income statement. January-September
Euro MM.
			Variation 2002/2001
	2002	2001	Amount	(%)

Net interest revenue	52.5	38.4	14.1	36.63
Net fees and commissions	33.2	31.7	1.4	4.48
Basic revenue	85.7	70.2	15.5	22.08
Trading gains	2.2	0.5	1.8	377.83
Net operating revenue	87.9	70.6	17.3	24.44
Personnel and general expenses	(75.5)	(85.0)	9.5	(11.15)
a) Personnel expenses	(27.5)	(27.6)	0.1	(0.19)
b) General expenses	(48.0)	(57.4)	9.4	(16.42)
Depreciation	(4.8)	(2.8)	(2.0)	69.95
Other operating costs	(0.9)	(0.9)	0.0	(1.89)
Net operating income	6.7	(18.1)	24.8	—
Net provisions for loan—losses	(16.5)	(14.7)	(1.8)	11.91
Other income	0.3	0.2	0.1	65.83
Income before taxes	(9.5)	(32.6)	23.2	70.96
Net consolidated income	(9.2)	(31.2)	22.0	70.60
Net attributable income	(8.9)	(29.5)	20.5	69.70

As with the rest of the areas, the income statement of On-line Banking (Patagon España and Germany) were redrawn in accordance with the criteria established by the Group in order to reflect the assignment of various items arising at a centralized level. This means there are some differences with regard to the figures published by Patagon.

In Spain, Patagon generated net income in August (EUR 146,322) and September (EUR 218,140). As a result, losses were reduced to EUR 494,458 in the first nine months (-96% over the same period of 2001). This was achieved with a 67% increase in net operating revenue and a 11% reduction in operating costs.

Patagon captured around 66,800 clients in the first nine months, bringing the total to 299,669 (+42% year-on-year). The volume of managed funds reached EUR 3,092 million, an increase of EUR 576 million since September 2001. A key factor behind the progress was the launch of the 7% deposit in June and July. Moreover, the negative impact on off-balance sheet funds of the current situation in the markets makes the growth in the funds managed by Patagon particularly noteworthy.

Patagon focused its activity on increasing cross-selling of products; despite the depressed stock market, the number of buy/sell transactions rose 9.3% in the first nine months (average of 11,561 a month). Commissions rose 13.7%, and purchases made via 4B cards rose 25.6% and those through Visa 20.2%.

Analysis by business areas Santander Central Hispano                         35                                           January    •    September 2002

Retail Banking Latin America

Latin America
Income statement. January-September
Euro MM.
	Total Latin America (*)		2002	Retail Banking	Total Latin America(*) excluding Argentina		Retail Banking excluding Argentina
	2002	(%)		(%)	2002	(%)	2002	(%)
Net interest revenue	3,641.4	(15.75)	3,568.3	(15.84)	3,559.2	(6.00)	3,511.4	(5.82)
Net fees and commissions	1,402.0	(19.52)	983.5	(18.16)	1,277.3	(1.86)	892.5	(3.61)
Basic revenue	5,043.4	(16.83)	4,551.7	(16.35)	4,836.5	(4.94)	4,403.9	(5.38)
Trading gains	71.5	(80.55)	48.1	(87.44)	44.2	(88.38)	34.9	(90.61)
Net operating revenue	5,114.9	(20.48)	4,599.8	(21.02)	4,880.7	(10.74)	4,438.7	(11.67)
Personnel and general expenses	(2,626.4)	(22.69)	(2,4509)	(22.14)	(2,491.4)	(15.69)	(2,338.5)	(16.18)
a) Personnel expenses	(1,448.9)	(24.84)	(1,338.1)	(24.19)	(1,377.1)	(17.30)	(1,280.0)	(17.85)
b) General expenses	(1,177.5)	(19.87)	(1,112.8)	(19.54)	(1,114.3)	(13.61)	(1,058.5)	(14.07)
Depreciation	(273.2)	(24.02)	(264.9)	(19.06)	(256.6)	(12.77)	(250.0)	(6.72)
Other operating costs	(162.6)	29.00	(161.9)	28.42	(144.8)	35.17	(144.0)	34.59
Net operating income	2,052.7	(19.48)	1,722.1	(22.53)	1,988.0	(5.86)	1,706.3	(8.29)
Income from equity—accounted holdings	21.4	9.14	(2.3)	79.13	21.9	17.50	(1.9)	89.46
Other income	317.4	—	357.4	—	46.0	—	46.9	—
Net provisions for loan—losses	(961.3)	50.57	(953.9)	49.46	(639.7)	36.87	(632.3)	35.06
Goodwill amortization	—	—	—	—	—	—	—	—
Income before taxes	1,430.2	(10.13)	1,123.3	(9.13)	1,416.2	5.98	1,119.0	6.62
Net consolidated income	1,125.1	(22.21)	913.1	(23.40)	1,127.9)	(11.84	916.0	(13.92)
Net attributable income	1,063.2	(14.47)	855.5	(16.86)	1,063.2	(4.32)	855.5	(6.07)

(*)	Includes Retail Banking, Asset Management and Private Banking and Global Wholesale Banking.

Balance sheet. September
Euro MM.
			Amount	Variation 2002/2001
	2002	2001		(%)
Loans	36,015.2	49,083.6	(13,068.5)	(26.62)
Due from banks	19,122.2	30,048.8	(10,926.6)	(36.36)
Investment securities	25,099.0	30,060.0	(4,961.0)	(16.50)
Tangible and intangible assets	1,751.8	2,629.1	(877.3)	(33.37)
Other assets	11,044.0	13,667.5	(2,623.5)	(19.20)
Total Assets / Liabilities	93,032.2	125,489.0	(32,456.8)	(25.86)
Customer deposits	40,887.8	51,843.7	(10,955.9)	(21.13)
Debt securities	7,205.3	12,016.2	(4,810.9)	(40.04)
Subordinated debt	665.5	483.1	182.4	37.76
Due to banks	31,661.1	44,705.3	(13,044.2)	(29.18)
Other liabilities	8,399.0	11,482.2	(3,083.2)	(26.85)
Capital assigned	4,213.6	4,958.5	(744.9)	(15.02)
Other managed funds (off—balance sheet)	25,139.2	30,790.9	(5,651.7)	(18.36)
Mutual funds	10,777.9	13,435.1	(2,657.2)	(19.78)
Pension funds	10,793.7	13,538.6	(2,744.9)	(20.27)
Managed portfolios	3,567.5	3,817.2	(249.7)	(6.54)
Customer funds	73,897.7	95,133.9	(21,236.2)	(22.32)
Total managed funds	118,171.3	156,279.9	(38,108.6)	(24.38)

Excluding Argentina	30.09.2002	30.09.2001	(%)	(%) excl. exch. rate
Gross Loans	35,539.6	44,413.8	(19.98)	(0.61)
Customer funds on balance sheet	46,552.4	58,466.4	(20.38)	(0.48)
Mutual funds	10,684.5	12,053.2	(11.36)	14.80
Pension funds	8,487.1	8,119.3	4.53	19.45
Total managed funds	69,291.5	82,456.1	(15.97)	391

Analysis by business areas Santander Central Hispano	36	January	• September 2002

Latin America faces a complex economic panorama. The estimate for the region’s overall GDP growth has been continuously lowered and is now between 0% and 1%. Despite this environment, the high degree of diversification (by countries, businesses and products) of the Santander Central Hispano Group, the quality and strength of its balance sheet, the depth of its presence and, above all, its large customer base enabled it to focus in 2002 on generating recurrent revenues.

Before turning to the business performance and the results of the first nine months, it is necessary to look at three important aspects regarding financial information in Latin America:

•
Argentina: The changes in the country’s financial system (end of convertibility and massive devaluation of the peso, conversion to pesos of some foreign currency assets and liabilities on the balance sheets of banks, restructuring of customer deposits) are of such importance that they distort analysis and interpretation of the performance of the Group’s results in Latin America. For this reason, the accounts are presented with and without Argentina. As regards the results of Argentina itself, the Group followed the criteria of neutralizing them. Management of local units was mainly focused on credit risk quality and, above all, on maintaining liquidity, as no further injections of capital have been made from the parent bank.

•
The Group’s earnings (in euros) in the region were negatively affected by the evolution of Latin American exchange rates against the euro. Latin American currencies (excluding the Argentine peso) depreciated 14.3% between the first nine months of 2001 and the same period of 2002, weighted by the net income obtained from each country. Between September 30, 2001 and September 30, 2002 Latin American currencies depreciated 19.7% against the euro (excluding the Argentine peso), while the euro rose 7.4% against the US dollar.

•
Comparisons between the first nine months of 2002 and the same period of 2001 entail the following changes of perimeter: the increased stake in Banespa (from 33% in April 2001 to 97%-98% since then); the purchase of a further 35.45% of Banco Santiago as of April 17, 2002 and the sale in December 2001 of the Chilean insurance firms Vida Santander and Reaseguros de Vida Soince-Re. These changes did not affect earnings very much.

Net attributable income for the whole of Latin America was EUR 1,063.2 million, 14.5% (EUR 179.9 million) lower than in the first nine months of 2001, because of Argentina (-EUR 131.9 million) and the rest of exchange rates (-EUR 166.4 million). Excluding Argentina, the main developments were: reduced trading gains (chiefly because of the instability of money and currency markets in Brazil); lower operating costs (-15.7%; -4.1% excluding the exchange rate effect), based on downsizing of networks and headcount and the streamlining of processes, and the rise in loan-loss provisions (+36.9%), which provided comfortable levels of credit risk quality (NPL coverage of 138.8% and NPL ratio of 3.14% compared to 132.1% and 3.89% at September 30, 2001), and the sharp rise in the tax rate, mainly due to higher taxes in Brazil.

Customer funds excluding Argentina and eliminating the exchange-rate impact rose 3.9%, while lending barely varied (-0.6% excluding the exchange-rate effect), as a result of the Group’s policy of keeping comfortable levels of liquidity.

Brazil, Chile, Mexico and Puerto Rico are the main markets in Latin America, and those where the Group is concentrating the most and where the market share growth targets are focused. In these four countries, the market share in loans is 11.9%, 1.2 percentage points more than at September 30, 2001, and 10.2% in customer funds. These countries’ income before taxes rose 21.0% to 1,704.9 million (+30.9% excluding the exchange rate effect).

The Group continued to make progress in these four countries’ management variables: the recurrence ratio (fees and commissions as a percentage of personnel and general expenses) increased to 55.8% from 46.9% a year earlier, and the efficiency ratio improved to 45.8% from 50.0%. The average ROE was 29.5% (31.2% in the first nine months of 2001).

More steps were taken to achieve a further improvement in efficiency and productivity:

•	Merger, on May 17, 2002, of Banco de Venezuela and Banco Caracas, under the name of the first one.
•	Merger of Banco Santander Chile and Banco Santiago on August 1, 2002, under the name Banco Santander Chile.

Analysis by business areas Santander Central Hispano                         37                                           January    •    September 2002

•	Business integration of Banco Santander Mexicano and Banca Serfin, under the name Santander Serfín, which completed the integration of all the Group’s businesses and support areas in Mexico.
•	The focus in other countries was on risk management and the downsizing of businesses and structures.

Detailed below are the main performance highlights of the various countries:

•	Brazil

The Group is one of the leading financial entities in Brazil through Banespa and Santander Brasil, with market shares of around 4%-5% and double this in the south-southeast of Brazil, the country’s most economically dynamic region, where the Group does most of its business. During 2002, the strategy has been to further the integration of Banespa and Santander Brasil, as well as boost business growth and, particularly, strengthen the loyalty of the large customer base (4.6 million, of which Banespa has 3.4 million).

Since it was acquired, Banespa has downsized in order to focus on improving efficiency, it has modernized technology (beginning the convergence process with the Altair Platform) and laid the foundations of future business development (training, business tools, etc).

The political situation in Brazil remained uncertain during the second and third quarters, making the markets very volatile. The worsening environment was reflected in the widening of the sovereign risk differential with US Treasuries from 718 basis points at March 31, 2002 to 2,395 basis points at September 30, 2002, while the real fell from 2.05 to the US dollar at the end of 2001 to 3.93 to the US dollar at September 30, 2002. The International Monetary Fund agreed a $30 billion loan with the government and the leaders of the main political parties. The Group’s strategy, in this context, focused on maintaining the levels of liquidity, reducing bond portfolios, cutting cross-border risk and, in general, closely tracking credit and market risks, as well as attaching particular importance to the generation of recurrent revenues. Basic revenue grew 21.6% excluding exchange rates in the year to September 30, 2002 and costs dropped by 11.2%.

Due to the higher market volatility in the second and third quarters of 2002, trading gains were EUR 313.8 million negative in the first nine months compared to EUR 29.7 million positive in the same period of 2001. Despite this, the Santander Central Hispano Group generated net attributable income of EUR 451.6 million, 6.2% more than in the same period of 2001 or 22.6% more excluding exchange rates (partly due to the increased stake in Banespa).

Lower costs and higher basic revenue more than offset the impact of trading losses. As a result, the efficiency ratio improved from 54.3% to 45.1%, and the recurrence ratio (fees and commissions/personnel and general expenses) from 50% to 65%. ROE was 30.1%. The combined NPL ratio of Banespa and Santander Brasil was 3.6% at September 30, 2002 and NPL coverage was 174%. Both improved over the last 12 months.

•	Chile

On August 1 and backdating the effects to January 1, 2002, the Group’s two banks in Chile (Banco Santiago and Santander Chile) were merged, following approval by the shareholders of both banks on July 18 and approval by the regulatory authorities on July 26. On April 17 the Santander Central Hispano Group acquired 35.45% of Banco Santiago, a stake that Banco Central had held in its portfolio since 1997. From the legal standpoint, the merger of Banco Santiago and Banco Santander Chile was carried out with the absorption of Santander Chile by Santiago. The new bank is called Banco Santander Chile.

The bank resulting from the merger is Chile’s leader in terms of business volume and profitability, with market shares of 26.1% in deposits and 27.2% in loans. The Group also has 11.1% of the pensions market and 22.5% of mutual funds. Profitability and efficiency ratios were 25.2% and 40.5%, respectively, in the first nine months.

Net attributable income was 1.1% lower at EUR 229.1 million. Factors at play were the increased stake in the former Banco Santiago, the lower revenue from insurance (as a result of the aforementioned sale at the end of 2001), higher taxes at Banco Santiago (due to the expiry of tax credits), and the spending derived from the merger.

The credit quality indicators remained in line with the Group’s policies: NPL ratio of 3.4% and NPL coverage of 99.3%.

Analysis by business areas Santander Central Hispano                         38                                           January    •    September 2002

•	Mexico

Banco Santander Mexicano and Banca Serfin announced their business integration on September 4. When it is completed, and given that the wholesale and asset management areas are already integrated, all the businesses and support areas of the two banks will be fully integrated, under the name Santander Serfin.

The Group is the third largest financial entity in Mexico, but it has a leadership position in terms of profitability and efficiency, which will be enhanced by the greater business strength and cost savings generated by the integration. The Group also has a strong capital base and excellent asset quality.

From the business management standpoint, the Group’s focus this year has been on improving the structure of the capturing of funds, reducing the average cost of capturing funds more quickly than the fall in reference interest rates. The cost of the Group’s deposits in Mexico, measured – as tends to be done locally – against the 28-day TIIE reference rate fell from 56.1% to 45.1% between September 2001 and September 2002. The Group has been able to combine lower costs with an increase in the market share of deposits (+0.4 points over the last 12 months to 15.2%). In lending, the Santander Serfin Group is growing at a faster pace than the banking system as a whole, especially in consumer loans and companies, enabling it to increase combined market share by 338 basis points to 12.7%, and without any deterioration in credit quality.

In addition, the Group has been very active in promoting mutual funds (with specific products for the retail segment), which enabled it to increase it market share by 124 basis points in the year to September 2002 to 14.1%, as well as successfully develop the Serfin Light Card, which has already issued almost 900,000 cards (close to 600,000 in the first nine months). At the end of the third quarter, and as a result of the recent business integration, the Santander Serfin Group marketed through the networks of the two banks the first common product (Uni-k card).

Net attributable income was EUR 586.4 million in the first nine months, 27.3% more than in the same period of 2001. The earnings were attained with a notable improvement in their quality: the efficiency ratio improved by 0.9 percentage points to 47.4% and ROE rose 2.0 points year-on-year to 41.1%.

Credit risk quality remained a hallmark of the Santander Central Hispano Group in Mexico. The NPL ratio, under Spanish rules, was 1.2% and NPL coverage 267.2%.

•	Puerto Rico

The Group is one of the three main financial entities in terms of business volumes, with market shares in deposits and loans of 12.0% and 12.6%, respectively, and a strong position in asset management. During 2002, the Group’s management priorities in Puerto Rico focused on business development, expansion of commission-generating businesses (mutual funds, cards, foreign trade....), promotion of mortgages and greater development of insurance business.

Net attributable income declined by EUR 34.3 million in the first nine months to EUR 4.8 million. The sharp fall was largely due to the plummeting of trading gains (from EUR 31.4 million in the first nine months of 2001 to EUR 6.5 million in the same period of 2002) and the fall in net interest revenue (-12.6%), affected by slower economic growth and lower interest rates. Net fees and commissions grew 14.3%, especially from mutual funds. The NPL ratio was 2.6%, with NPL coverage of 100%.

The Group is rethinking some aspects of its strategy in Puerto Rico aiming to invigorate its results in the country.

•	Venezuela

On May 17, 2002 Banco de Venezuela and Banco Caracas merged to form Banco de Venezuela, the country’s leading bank, with a market share of 13.3% in assets, 13.4% in deposits and 13.3% in loans.

Liquidity has tightened substantially in 2002, particularly in the first months, reducing the volume of deposits and loans, generating substantial volatility in exchange rates (the Bolivar dropped from 765 per US dollar to 1,450 in the first nine months) and pushing up interest rates sharply. The Group continued to manage its banks in the country with very conservative criteria, putting the emphasis on generation of liquidity, reducing its most costly funds and loans, and limiting

Analysis by business areas Santander Central Hispano                         39                                           January    •    September 2002

exposure to sovereign risk. As a result of the policy of selective growth in deposits, the market share in savings accounts rose by 1.3 percentage points to 17%, while that in more costly instruments dropped by 1.9 points.

Integrated management of the two banks (operational integration is already fully effective and technological integration is almost ready) has enhanced the Group’s competitive position. From the business standpoint, the main focus has been to improve the structure of deposits and increase the customer loyalty of the more than two million clients.

Net attributable income in the first three quarters of 2002 rose 23.9% to EUR 158.4 million. The efficiency ratio improved by 11.5 points to 37.8% and the recurrence ratio advanced 5.4 points to 41.6%. ROE stood at 52.2%. The recession affected credit risk quality indicators, but even so the NPL ratio of Banco de Venezuela is 40% lower than the average of its best competitors. Under Spanish rules, it was 11.0% in September 2002 (6.1% a year earlier), with NPL coverage of 100.0% (118.7% in September 2001).

•	Other countries

The strategy in Colombia, Peru, Bolivia, Uruguay and Paraguay has focused over the past few years, and particularly in 2002, on three issues: reducing the Group’s installed capacity in these countries, minimizing risks and generating liquidity. Net attributable income in the first nine months was EUR 11.3 million in Colombia, EUR 27.5 million in Peru, EUR 2.7 million in Bolivia, -EUR 0.5 million in Paraguay and -EUR 117.4 million in Uruguay. Tighter measures were taken in Uruguay to clean up balance sheets (loan loss provisions rose sevenfold over the 2001 period), as well as boost liquidity.

Analysis by business areas Santander Central Hispano                         40                                           January    •    September 2002

Asset Management and Private Banking
Income statement. January-September
Euro MM
	2002	2001	Variation 2002/2001		Total excluding Argentina
			Amount	(%)	2002	(%)
Net interest revenue	92.6	115.7	(23.1)	(19.96)	67.3	(30.17)
Net fees and commissions	559.6	671.6	(112.0)	(16.67)	525.9	2.77
Basic revenue	652.2	787.2	(135.0)	(17.15)	593.2	(2.45)
Trading gains	33.2	(0.1)	33.3	—	19.0	0.14
Net operating revenue	685.4	787.1	(101.7)	(12.93)	612.2	(2.37)
Personnel and general expenses	(273.9)	(342.9)	68.9	(20.11)	(251.3)	(4.70)
a) Personnel expenses	(169.0)	(217.7)	48.7	(22.37)	(155.4)	(5.99)
b) General expenses	(104.9)	(125.2)	20.3	(16.18)	(95.9)	(2.54)
Depreciation	(21.3)	(42.0)	20.6	(49.15)	(19.7)	(45.44)
Other operating costs	(0.7)	0.5	(1.2)	—	(0.7)	—
Net operating income	389.4	402.8	(13.4)	(3.32)	340.6	3.91
Income from equity - accounted holdings	37.7	42.9	(5.2)	(12.11)	37.7	(22.25)
Other income	(41.7)	(5.2)	(36.5)	—	(2.6)	(45.69)
Net provisions for loan - losses	(2.4)	(1.5)	(0.9)	57.71	(2.4)	398.92
Goodwill amortization	—	—	—	—	—	—
Income before taxes	383.0	439.0	(55.9)	(12.74)	373.3	0.60
Net consolidated income	260.5	305.9	(45.4)	(14.84)	260.4	(2.56)
Net attributable income	256.2	268.6	(12.5)	(4.64)	256.2	0.40
Note:- Minority interests in Latin America correspond basically to Origenes AFJP, 100% consolidated using the global integration method. 60% of net consolidated income is attributed to minority interests

Balance sheet. September
Euro MM
	2002	2001	Variation 2002/2001
			Amount	(%)
Loans	1,418.4	1,451.2	(32.8)	(2.26)
Government securities	12.0	15.2	(3.2)	(20.91)
Due from banks	6,754.7	6,606.4	148.3	2.24
Investment securities	712.2	1,091.1	(378.9)	(34.72)
Other assets	337.0	430.0	(93.0)	(21.64)
Total Assets / Liabilities	9,234.3	9,593.9	(359.6)	(3.75)
Customer deposits / REPOs	7,123.6	5,828.9	1,294.7	22.21
Debt securities	—	—	—	—
Subordinated debt	—	—	—	—
Due to banks	926.8	2,367.9	(1,441.1)	(60.86)
Other liabilities	690.0	917.5	(227.5)	(24.80)
Capital assigned	494.0	479.6	14.4	3.00
Other managed funds (off - balance sheet)	13,476.5	8,552.9	4,923.7	57.57
Mutual funds	10,239.7	5,394.0	4,845.7	89.84
Pension funds	72.5	52.4	20.1	38.34
Managed portfolios	3,164.3	3,106.5	57.9	1.86
Customer funds	20,600.1	14,381.8	6,218.4	43.24
Total managed funds	22,710.8	18,146.8	4,564.1	25.15

Analysis by business areas Santander Central Hispano                         41                                           January    •    September 2002

The Asset Management and Private Banking division has refocused its activities during 2002, concentrating in maintaining its leadership in this business, improving market share and defending spreads. Assets under management, including discretionary portfolios and mathematical provisions, increased 3.7% over September 2001 to EUR 133,497 million (excluding Argentina). Net attributable income excluding Argentina was 0.4% higher than in the first nine months of 2001 at EUR 256.2 million.

Asset Management in Spain: The Santander Central Hispano Group continued to be the reference for mutual funds in Spain, leading the sector in capturing funds, volume managed and revenue. The volume under management was 7.5% higher than in September 2001, lifting market share from 26.3% at the end of 2001 to 27.6%. Moreover, the change in the mix of products towards more conservative ones reduced the exposure of our clients to market risk, thereby contributing to the improvement in market share. This leadership position is more significant in products such as alternative management funds and real estate funds, where market share is more than 60% and they contribute high revenue. In alternative management our management entity is the pioneer with six years of experience and eight funds, with EUR 665 million of managed assets (25% growth so far this year).

Assets under management

	Amount Euro MM.	Market share (%)	% var. 31.12.01	% var. 30.09.01
Mutual funds	50,876	27.6	2.8	7.5
of which: Real estate mutual funds	1,526	75.3	34.3	43.9
Individual pension funds	4,548	19.2	(3.2)	10.6
Other	1,875		(11.5)	(6.7)
Total	57,299		1.8	7.2

Asset Management in Latin America: In pension funds, net attributable income (before Argentina) was EUR 84.8 million, 5.6% more than in the 2001 period, while assets under management reached EUR 8,487 million (+22.9% excluding the exchange rate effect). Revenue from mutual funds continued to register positive growth (+23% over September 2001 excluding Argentina), despite devaluations and the adverse scenario of volatility in the capital markets. Of note was the performance of the fund management entity in Mexico whose managed assets rose 29% in local currency terms over the last 12 months (capturing 30% of new clients’ funds) and the business success of Santander Asset Management Puerto Rico (gain of 6% in market share).

Private Banking: The negative performance of markets reduced Banif’s revenue significantly. The policy of cost control, begun two years ago, remained and reduced costs by 6%. A major effort was made to capture more clients with funds to invest of more than EUR 0.15 million, our target area. Net funds captured in the first nine months amounted to almost EUR 900 million, mostly from this target segment.

In International Private Banking, net attributable income rose 10.5% and managed funds increased 9% (excluding the exchange-rate impact). Containment of costs and measures to offset the fall in net interest revenue lifted net operating income by 11% over September 2001.

Insurance: In Spain, the high growth potential of bancassurance and the Group’s strategy to lead this growth is beginning to bear fruit. Premium income from life and risk insurance rose 61% year-on-year and 113% in home insurance, increasing the market share in bancassurance by 100 basis points and 300 basis points, respectively. Commissions paid to the Bank and the ordinary income of Santander Central Hispano Seguros rose 88% and 77% year-on-year, respectively. This was achieved without denting efficiency, which improved significantly as a result of a 22% fall in operating costs.

In Latin America, bancassurance continued to grow at the envisaged pace, with ordinary income increasing 38% at a constant exchange rate. Noteworthy factors at play include the improvement in the accident rate of portfolios and the sharp cut in costs as of the beginning of 2002.

Analysis by business areas Santander Central Hispano                         42                                           January    •    September 2002

Global Wholesale Banking
Income statement. January - September
Euro MM
	2002	2001	Variation 2002/2001		Total (excluding Argentina)
			Amount	(%)	2002	(%)
Net interest revenue	377.9	421.8	(43.9)	(10.41)	377.9	(9.36)
Net fees and commissions	259.7	282.0	(22.2)	(7.88)	259.7	(6.23)
Basic revenue	637.7	703.8	(66.1)	(9.40)	637.7	(8.11)
Trading gains	12.4	83.9	(71.4)	(85.16)	12.4	(85.94)
Net operating revenue	650.1	787.7	(137.6)	(17.46)	650.1	(16.91)
Personnel and general expenses	(298.2)	(325.8)	27.5	(8.46)	(298.2)	(7.04)
a) Personnel expenses	(201.2)	(216.1)	14.9	(6.92)	(201.2)	(5.52)
b) General expenses	(97.1)	(109.7)	12.6	(11.49)	(97.1)	(10.05)
Depreciation	(20.7)	(20.2)	(0.5)	2.50	(20.7)	3.29
Other operating costs	(1.2)	0.7	(1.9)	—	(1.2)	—
Net operating income	330.1	442.5	(112.4)	(25.41)	330.1	(25.39)
Income from equity - accounted holdings	(1.6)	—	(1.6)	—	(1.6)	—
Other income	(4.3)	(13.8)	9.5	(68.82)	(4.3)	(69.42)
Net provisions for loan - losses	(68.9)	(43.9)	(25.0)	56.93	(68.9)	56.72
Goodwill amortization	—	—	—	—	—	—
Income before taxes	255.3	384.8	(129.6)	(33.67)	255.3	(33.59)
Net consolidated income	180.4	289.4	(109.0)	(37.66)	180.4	(37.59)
Net attributable income	179.9	286.2	(106.3)	(37.14)	179.9	(37.08)

Balance sheet. September
Euro MM.
	2002	2001	Variation 2002/2001
			Amount	(%)
Loans	19,187.1	20,889.0	(1,701.9)	(8.15)
Government securities	7,606.1	7,338.7	267.4	3.64
Due from banks	32,290.0	48,836.5	(16,546.5)	(33.88)
Investment securities	5,337.3	6,159.7	(822.4)	(13.35)
Other assets	7,360.2	10,353.9	(2,993.7)	(28.91)
Total Assets / Liabilities	71,780.7	93,577.8	(21,797.1)	(23.29)
Customer deposits / REPOs	26,225.6	23,744.8	2,480.8	10.45
Debt securities	173.4	1,246.1	(1,072.7)	(86.09)
Subordinated debt	32.4	32.4	(0.0)	(0.05)
Due to banks	21,882.9	43,615.0	(21,732.1)	(49.83)
Other liabilities	21,664.9	23,117.7	(1,452.8)	(6.28)
Capital assigned	1,801.6	1,821.8	(20.2)	(1.11)
Other managed funds (off - balance sheet sheet)	769.9	742.3	27.6	3.72
Mutual funds	359.4	353.5	5.9	1.68
Pension funds	387.5	387.2	0.3	0.09
Managed portfolios	23.0	1.6	21.4	—
Customer funds	27,201.3	25,765.6	1,435.7	5.57
Total managed funds	72,550.7	94,320.1	(21,769.4)	(23.08)

Analysis by business areas Santander Central Hispano	43	January	• September 2002

Net attributable income generated by Global Wholesale Banking dropped 37.1% to EUR 179.9 million. This was because of the adverse situation of the markets and the impact that the fall in investment banking is having on revenue from commissions and trading gains, which could not be offset by the significant cut in costs (-7.0%). In addition, year-on-year comparisons are affected by the excellent performance of this area during the first half of 2001.

The performance within the area was very different. Of note was the better performance of those activities with a higher component of intermediation, especially in Spain. Corporate Banking in Spain increased its net fees and commissions by 6.8% and its net interest revenue by 1.3%, spurred by an improvement in the average spread of 9 basis points. Also noteworthy was the adequate management as of the second quarter, which enabled the trend of the spread to be changed in a context of interest rate cuts. At the same time, strict control of costs was maintained, helping to produce growth of 6.3% in net operating income in the third quarter (almost double the rise in the first half), and improve the efficiency ratio by 2.4 percentage points to 23.9%.

In Treasury in Europe, the uncertainty in the markets determined the activity of clients. Book keeping continued to be well managed, and we remained among the leaders in the main rankings in Spain of futures and debt. Of note in Portugal was the relaunching of business activity, taking advantage of the favorable situation of the yield curve.

In Latin America, electoral uncertainty significantly increased the volatility of markets in the region, despite the agreement with the International Monetary Fund. As a result of this, we continued to reduce exposure to risks and increased sales, due to the search for hedging by clients. In Chile, Treasury was one of the first areas to complete the merger process and the first synergies were observed. In Mexico, we maintained our leadership in the ranking of market makers and in the volume of currency transactions, and obtained good results in the quarter.

Investment Banking overall generated lower earnings because of the markets, although in different businesses positive levels of activity were achieved. Of note was the performance in the first nine months of Corporate Finance and Structured Financing (excluding Latin America), whose revenues grew 6% and 28%, respectively.

Corporate Finance remained in first place in the number of transactions in the M&A ranking of Thomson Financial between Spanish companies since the beginning of the year. Of note was the issue of subordinated notes by Eroski, the first of its type in Spain. Despite the slowdown in M&A activity in Latin America and greater competition, Corporate Finance Cross-Border improved its position in the ranking by transactions completed, moving from sixth place in 2001 to fifth in the first half of 2002.

In equities, Santander Central Hispano Bolsa stepped up its marketing efforts and consolidated its leadership position in brokerage activity in Spain, with a market share of 12.0% (15.5% including Banesto Bolsa), according to the latest available figures. The fall in net fees and commissions (-16%) was less than that of the sector as a whole, producing a gain of 63 basis points in market share of revenue.

Depository Business and Global Custody increased its business with new clients and provided services to a larger number of fund management entities, which already represent more than 45% of the market of funds not linked to banks. The new company Integrated Securities Services, for the outsourcing of services, also started to operate and was well received by clients.

Analysis by business areas Santander Central Hispano	44	January	• September 2002

Corporate Center

Income statement, January - September
Euro MM.
			Variation 2002/2001
	2002	2001	Amount	(%)
Net interest revenue	(116.1)	(326.8)	210.7	64.48
Net fees and commissions	26.3	(10.0)	36.3	—
Basic revenue	(89.8)	(336.8)	247.0	73.33
Trading gains	5.5	63.5	(58.0)	(91.28)
Net operating revenue	(84.3)	(273.3)	189.0	69.16
Personnel and general expenses	(42.2)	(51.8)	9.6	(18.48)
a) Personnel expenses	(17.6)	(24.8)	7.2	(29.02)
b) General expenses	(24.6)	(27.0)	2.4	(8.78)
Depreciation	(74.1)	(63.8)	(10.3)	16.11
Other operating costs	18.0	0.5	17.5	—
Net operating income	(182.6)	(388.4)	205.8	52.99
Income from equity - accounted holdings	110.3	358.9	(248.6)	(69.27)
Other income	(183.3)	1,673.7	(1,857.0)	—
Net provisions for loan - losses	46.9	(238.9)	285.8	—
Goodwill amortization	(553.5)	(1,495.1)	941.6	(62.98)
Income before taxes	(762.2)	(89.8)	(672.5)	—
Net consolidated income	(511.7)	(221.7)	(290.0)	(130.81)
Net attributable income	(812.8)	(632.4)	(180.4)	(28.53)

Balance sheet, September
Government securities, Bank of Spain certificates and others	14,725.2	14,048.7	676.5	4.82
Investment securities	11,651.3	12,367.4	(716.1)	(5.79)
Goodwill	10,674.3	10,547.4	126.9	1.20
Liquidity lent to the Group	15,076.4	14,732.9	343.5	2.33
Capital assigned to Group areas	15,072.6	14,830.9	241.7	1.63
Other assets	15,222.8	13,115.3	2,107.5	16.07
Total Assets / Liabilities	82,422.5	79,642.6	2,779.9	3.49
REPOs	13,532.3	13,214.1	318.2	2.41
Debt securities	18,627.7	22,388.7	(3,761.0)	(16.80)
Subordinated debt	11,374.2	10,734.3	639.9	5.96
Preferred stock	5,074.5	6,127.2	(1,052.7)	(17.18)
Other liabilities	16,611.9	9,895.6	6,716.3	67.87
Group capital and reserves	17,202.0	17,282.7	(80.7)	(0.47)
Other managed funds (off-balance sheet)	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds	37,621.6	39,199.1	(1,577.6)	(4.02)
Total managed funds	82,422.5	79,642.6	2,779.9	3.49

Analysis by business areas Santander Central Hispano	45	January	• September 2002

Due to its special features, the Corporate Center’s negative results correspond to the financing costs of investments in financial and industrial entities, additional provisions and amortization of goodwill in consolidation. On the revenue side, the most significant feature is the contribution to consolidated results of the financial and industrial companies in which the Group holds stakes.

Basic revenue was 73.3% higher than in the first nine months of 2001, largely as a result of the financial effect of liquidity from sales. The decline in income from equity-accounted holdings was due to the lower contribution of Royal Bank of Scotland (in the first quarter of 2001 a positive adjustment was made for the definitive results of 2000, which were higher than expected), and to the sales carried out between the two periods (Société Générale, MetLife, Dragados y Construcciones and Vallehermoso).

Other income and amortization of goodwill was higher in the first nine months of 2001, largely because of the divestments in Royal Bank of Scotland, Vodafone, Ahold, Wanadoo and Zeltia, among others, and assigning the capital gains to accelerated amortization of goodwill. In 2002, the capital gains cannot be fully appreciated as they are together with the loss from the sale of Patagon America. Lastly, the minority interests results refer to dividends payable on preferred shares.

Main activities

The net attributable income of financial stakes in Europe was 60.2% lower than in the first nine months of 2001 at EUR 210.6 million. This was because of the higher capital gains and income from equity-accounted holdings from Royal Bank of Scotland, as already mentioned.

The stake in Royal Bank of Scotland remained at 8.1%, with unrealized capital gains of EUR 1,100 million. The different collaboration agreements continued to contribute value and other possible opportunities are being studied to generate new sources of business for both Groups. Of note within the projects already established was the Secondees Program, under which Royal Bank of Scotland employees work in Spain for two years as international personal banking advisors for Britons who live in the main tourist areas.

Financial stakes in Europe
Income statement, January - September
Euro MM.
			Variation 2002/2001
	2002	2001	Amount	(%)
Contribution to results (*)	249.8	443.1	(193.3)	(43.63)
Financing costs	(119.4)	(173.1)	53.6	(30.99)
Revenue	130.3	270.0	(139.7)	(51.73)
Operating costs	(1.9)	(1.6)	(0.4)	22.19
Realized capital gains and other	60.6	299.9	(239.4)	(79.80)
Income before taxes	189.0	568.4	(379.4)	(66.75)
Net attributable income	210.6	529.0	(318.3)	(60.18)

(*)	Dividends and income from equity-accounted holdings included

The industrial equity stakes generated net attributable income of EUR 558.9 million in the first nine months of 2002, 52.7% less than in the same period of 2001. The reduction was largely due to the capital gains of EUR 1,053 million after taxes from the sale of 1.09% of Vodafone. Meanwhile financial costs fell sharply because of lower interest rates and the decline in the average investment compared to the first nine months of 2001.

The Group maintained its strategy of balancing the contribution of negative results from companies in which it has stakes with positive contributions from companies generating profits and distributing dividends. It is also generating capital gains in those companies where the conditions are opportune.

Analysis by business areas Santander Central Hispano	46	January	• September 2002

Equity stakes
Income statement, January - September
Euro MM.
			Variation 2002/2001
	2002	2001	Amount	(%)
Contribution to results (*)	205.9	185.2	20.7	11.18
Financing costs	(104.0)	(123.3)	19.2	(15.58)
Revenue	101.8	61.9	39.9	64.44
Operating costs	(12.8)	(7.8)	(5.0)	63.54
Realized capital gains and other	568.0	1,183.9	(615.9)	(52.02)
Income before taxes	657.0	1,238.0	(581.0)	(46.93)
Net attributable income	558.9	1,180.8	(621.9)	(52.67)

(*)	Dividends and income from equity-accounted holdings included

Divestments during the first nine months amounted to EUR 1,542 million, mainly the sale of 23.5% of Dragados, 24.5% of Vallehermoso, 21.97% of Aguas de Valencia, 7.76% of Autema and 40% of AOL Spain (previously provisioned).

Investments amounted to EUR 1,560 million, chiefly the acquisition of 6.18% of Unión Fenosa. 12.62% of Auna from Telecom Italia and subscribing to the capital increases of Auna and Cableuropa, in proportion to the size of the Group’s stakes. The capital increases were envisaged in the plans of both companies in order to finance their business expansion and consolidation.

Despite the poor performance of stock markets and the elimination of the capital gains generated in the year, the unrealized gains of industrial stakes amount to around EUR 1,500.

Analysis by business areas Santander Central Hispano	47	January	• September 2002

The share

The third quarter saw confirmation of the delay in global economic recovery and an increasingly complex international geopolitical environment. These factors hit corporate earnings and, as a result, share prices, which dropped to levels below those registered in the same period of previous years.

The Santander Central Hispano share ended September at EUR 5.17 per share, after falling 35.7% during the third quarter, in line with the large falls on the world’s main markets. The SAN share has fallen 29.37% since the merger, but its performance has been better than that of the Ibex-35 (-41.62%), the main Spanish index, and also that of the Euro zone’s blue chip index, the Dow Jones Euro Stoxx 50 (-34.63%).

Return for shareholders

At the end of September, the return for shareholders from dividends received over the previous 12 months increased to 5.63%, higher than that in other quarters. The dividend yield(1) is the highest of the banks in the Ibex-35 index.

As of November 1, Santander Central Hispano will pay a second interim dividend charged to 2002 earnings of EUR 0.0751 gross per share. The first two interim dividends paid and charged to 2002 results were 1.58% higher than the equivalent ones of 2001.

Market capitalization

Santander Central Hispano’s market capitalization stood at EUR 24,653 million at the end of the third quarter, the largest Spanish bank by market value and the third largest bank in the Dow Jones Euro Stoxx 50 index.

The PER(1) was in first place because of the revaluation potential of the banks in the Ibex-35. The share is backed by the 41,184 shareholders who invested in the stock over the last 12 months, bringing the total number of shareholders to 1,022,592. So far this year, shareholders have opened 16,450 Dividend Reinvestment Plans.

Corporate entities hold 65.61% of the Bank’s total issued capital and individuals 34.39%. Residents in Spain hold 45.24% of the capital and non-residents 54.76%.

Trading

The Santander Central Hispano share is the most heavily traded of its sector in Spain and the second in the continuous market. During the first nine months 6,790 million shares were traded (EUR 56,411 million), which represents a liquidity ratio of 144%. The average daily volume traded was EUR 35.7 million.

The volume of futures traded on the SAN share was 2.5 million in the first nine months and the number of options contracts was 3.6 million. The total number of derivatives contracts on Santander Central Hispano accounted for 19.35% of the total in the MEFF equities market.

Commitment to transparency

As a result of our traditional policy of providing transparent information, we issued more than 270 notes in the first nine months, tended to 24,160 consultations by shareholders, of which 3,366 were by e-mail and 3,148 written, and 193 appointments were held with shareholders.

(1). - Source: Reuters

Analysis by business areas Santander Central Hispano	48	January	• September 2002

The Santander Central Hispano share

30.09.2002
Shareholders and trading data
Shareholders (number)	1,022,592
Shares outstanding (number)	4,768,402,943
Average daily turnover (no. of shares)	35,739,328
Share liquidity (no. of shares traded during the period / no. of shares) (%)	144

Euro
Dividend per share
First interim dividend (01.08.02)	0.0775
Second interim dividend (01.11.02)	0.0751

Price movements during the period
Beginning (28.12.01)	9.41
High	10.47
Low	4.91
Last (30.09.02)	5.17
Market capitalization (millions)	24,652.6

Per share data
Net attributable income	0.3652
Book value	3.89
Price / Book value (times)	1.33
P/E ratio (times)	10.74

Analysis by business areas Santander Central Hispano	49	January	• September 2002

Santander Central Hispano

Investor Relations
Plaza de Canalejas, 1
28014 Madrid (Spain)
Tel. 3491 558 19 86 · 3491 558 10 31 · 3491 558 20 40 · 3491 558 13 70
Fax: 3491 558 14 53 · 3491 522 66 70
www.gruposantander.com/inversores
www.gruposantander.com/investor

Legal Head Office: P° de Pereda, 9-12. Santander. Spain · Tel. 34942 20 61 00
Operational Head Office: Pl. de Canalejas, 1. Madrid. Spain · Tel. 3491 558 11 11

Santander Central Hispano

ITEM 2

SANTANDER CENTRAL HISPANO GROUP

Key consolidated data
Balance sheet	30.09.2002 Euro MM.	30.09.2001 Euro MM.	Variation (%) 2002/2001		31.12.2001 Euro MM.
Total assets	335,474.5	344,283.3	(2.56)		358,137.5
Loans	164,342.8	167,336.6	(1.79)		173,822.0
Customer funds	308,735.3	317,718.8	(2.83)		331,378.9
Customer funds on balance sheet	217,729.9	227,135.3	(4.14)		236,132.4
Mutual funds	66,517.5	64,609.3	2.95		68,535.0
Pension funds	16,692.7	18,842.2	(11.41)		18,841.9
Managed portfolios	7,795.2	7,131.9	9.30		7,869.6
Shareholders’ equity	18,554.2	18,932.8	(2.00)		19,128.4
Total managed funds	426,479.9	434,866.9	(1.93)		453,384.0

Income statement	Jan.-Sep. 2002 Euro MM.	Jan.-Sep. 2001 Euro MM.	Variation (%) 2002/2001		2001 Euro MM.
Net interest revenue	7,279.3	7,584.5	(4.02)		10,256.8
Basic revenue	10,582.6	11,080.2	(4.49)		14,878.5
Net operating income	4,401.6	4,466.5	(1.45)		5,944.5
Income before taxes	2,737.3	3,394.3	(19.36)		4,237.3
Net attributable income	1,721.9	1,992.8	(13.59	)(*)	2,486.3

Ratios	30.09.2002	30.09.2001			31.12.2001
ROA	0.81	1.00			0.94
ROE (1)	12.52	14.77			13.86
Efficiency ratio (personnel & gen. expenses / net op. revenue)	51.19	54.08			53.98
BIS ratio (2) (3)	10.81	11.38			12.04
Tier I (2) (3)	7.29	7.96			8.01
NPL ratio	2.09	2.08			1.86
NPL coverage	132.92	139.00			143.32

Shares and shareholders
Shareholders (number)	1,022,592	992,897			981,408
Shares outstanding (millions at period end)	4,768	4,562			4,659
Share price (Euro)	5.17	8.42			9.41
Market capitalization (millions)	24,652.6	38,408.1			43,844.6
Net attributable income per share (EPS)	0.3652	0.4369			0.5447
P/E ratio (times)	10.74	14.46			17.63

Other data
Number of branches	9,424	10,424			9,951
Spain	4,316	5,165			4,707
Abroad	5,108	5,259			5,244
Number of employees	108,513	119,387			115,706
Spain	37,165	42,086			40,741
Abroad	71,348	77,301			74,965

(*)	Excluding the impact of Argentina: -7.47%
(1)	The ROE calculation includes anticipated voluntary reserves. 15.22% if excluded in September 2002, 18.74% in September 2001 and 17.56% in December 2001.
(2)	Adjusted in December 2001 for the scheduled redemption of preferred stock carried out in 2002.
(3)	Estimated BIS ratio of 11.6% (Tier I: 7.7%) including the Banesto, Bital and the conversion of preferred shares for ordinary shares transactions, not carried out as of 30.09.02.
Note:	The information contained in this report has not been audited. However it has been produced utilizing generally accepted accounting principles and criteria

Analysis by business areas Santander Central Hispano                51                                              January    •    September 2002

SANTANDER CENTRAL HISPANO GROUP

Consolidated Income statement

Income statement

	January-September 2002		January-September 2001		Variation 2002/2001
	Mill. euro	% ATA	Mill. euro	% ATA	Amount	(%)
Interest revenues	17,134.5	6.55	21,921.7	8.29	(4,787.2)	(21.84)
Dividends	427.1	0.16	425.3	0.16	1.8	0.43
Interest expenses	(10,282.3)	(3.93)	(14,762.5)	(5.58)	4,480.2	(30.35)

Net interest revenue	7,279.3	2.78	7,584.5	2.87	(305.2)	(4.02)

Net fees and commissions	3,303.3	1.26	3,495.7	1.32	(192.4)	(5.50)

Basic revenue	10,582.6	4.04	11,080.2	4.19	(497.6)	(4.49)

Trading gains	178.4	0.07	605.8	0.23	(427.5)	(70.56)

Net operating revenue	10,760.9	4.11	11,686.0	4.42	(925.0)	(7.92)

Personnel and general expenses	(5,508.6)	(2.11)	(6,320.1)	(2.39)	811.5	(12.84)
a) Personnel expenses	(3,453.2)	(1.32)	(3,956.6)	(1.50)	503.4	(12.72)
b) General expenses	(2,055.4)	(0.79)	(2,363.6)	(0.89)	308.1	(13.04)
Depreciation	(672.9)	(0.26)	(726.0)	(0.27)	53.0	(7.31)
Other operating costs	(177.8)	(0.07)	(173.4)	(0.07)	(4.4)	2.56
Operating costs	(6,359.4)	(2.43)	(7,219.5)	(2.73)	860.1	(11.91)

Net operating income	4,401.6	1.68	4,466.5	1.69	(64.9)	(1.45)

Income from equity - accounted holdings	182.6	0.07	440.4	0.17	(257.7)	(58.52)

Less:
Dividends from equity - accounted holdings	310.2	0.12	322.7	0.12	(12.5)	(3.87)
Earnings from Group transactions	199.3	0.08	598.0	0.23	(398.7)	(66.67)
Net provisions for loan - losses	(1,429.6)	(0.55)	(1,324.4)	(0.50)	(105.2)	7.94
Writedown of investment securities	(0.3)	(0.00)	(0.4)	(0.00)	0.1	(31.08)
Goodwill amortization	(553.5)	(0.21)	(1,495.1)	(0.57)	941.6	(62.98)
Other income	(62.9)	(0.02)	709.4	0.27	(772.2)	—

Income before taxes	2,737.3	1.05	3,394.3	1.28	(657.0)	(19.36)

Corporate tax	(605.6)	(0.23)	(737.0)	(0.28)	131.4	(17.83)

Net consolidated income	2,131.8	0.81	2,657.3	1.00	(525.6)	(19.78)

Minority interests	104.0	0.04	287.2	0.11	(183.2)	(63.80)
Dividend - preferred shareholders	305.9	0.12	377.4	0.14	(71.5)	(18.94)

Net attributable income	1,721.9	0.66	1,992.8	0.75	(270.9)	(13.59)

Note:
Average Total Assets	348,848.7		352,729.7		(3,881.0)	(1.10)
Average Shareholders’ Equity (1)	18,342.7		17,983.7		359.0	2.00

(1) Including “anticipated voluntary reserves”

Excluding Argentina
Basic revenue	10,375.7		10,103.6		272.1	2.69
Net operating revenue	10,526.7		10,721.8		(195.1)	(1.82)
Net operating income	4,336.9		4,028.9		308.0	7.64
Net attributable income	1,721.9		1,860.9		(139.0)	(7.47)

Analysis by business areas Santander Central Hispano                52                                              January    •    September 2002

SANTANDER CENTRAL HISPANO GROUP

Quarterly. Euro MM.

Quarterly Euro MM.
	2001		2002
	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter
Interest revenues	6,424.6	6,195.0	5,856.8	5,965.7	5,312.1
Dividends	56.1	123.1	41.9	281.1	104.0
Interest expenses	(4,048.8)	(3,645.9)	(3,437.1)	(3,672.6)	(3,172.6)

Net interest revenue	2,432.0	2,672.3	2,461.6	2,574.2	2,243.5

Net fees and commissions	1,153.9	1,126.1	1,099.7	1,149.6	1,054.1

Basic revenue	3,585.8	3,798.3	3,561.2	3,723.8	3,297.6

Trading gains	158.9	79.3	246.1	7.2	(74.9)

Net operating revenue	3,744.8	3,877.7	3,807.3	3,731.0	3,222.7

Personnel and general expenses	(2,032.2)	(2,080.8)	(1,943.6)	(1,869.9)	(1,695.2)
a) Personnel expenses	(1,271.7)	(1,301.7)	(1,225.6)	(1,167.0)	(1,060.6)
b) General expenses	(760.5)	(779.1)	(718.0)	(702.9)	(634.6)
Depreciation	(246.6)	(261.3)	(233.3)	(227.3)	(212.4)
Other operating costs	(61.4)	(57.5)	(64.7)	(68.3)	(44.8)
Operating costs	(2,340.2)	(2,399.7)	(2,241.5)	(2,165.6)	(1,952.3)

Net operating income	1,404.6	1,478.0	1,565.8	1,565.4	1,270.4

Income from equity - accounted holdings	230.9	81.5	176.8	(41.1)	47.0
Less:
Dividends from equity - accounted holdings	26.0	101.0	11.6	231.6	66.9
Earnings from Group transactions	265.0	571.4	65.0	126.4	7.9
Net provisions for loan - losses	(489.3)	(261.6)	(491.5)	(491.2)	(446.9)
Writedown of investment securities	(1.7)	(0.3)	0.1	(2.2)	1.8
Goodwill amortization	(192.0)	(377.8)	(152.9)	(224.8)	(175.8)
Other income	(198.4)	(648.1)	(98.5)	(72.8)	108.4

Income before taxes	1,019.0	843.0	1,064.9	859.6	812.9

Corporate tax	(227.3)	(173.4)	(237.9)	(196.0)	(171.6)

Net consolidated income	791.7	669.6	827.0	663.6	641.2

Minority interests	64.1	53.2	41.7	40.8	21.4
Dividend - preferred shareholders	116.7	122.9	114.7	96.7	94.5

Net attributable income	610.9	493.5	670.5	526.0	525.3

Note:
Average Total Assets	350,497.6	350,808.5	356,209.9	354,172.6	341,820.3
Average Shareholders’ Equity (1)	17,832.7	17,675.8	18,855.7	18,589.3	17,659.2

(1) Including “anticipated voluntary reserves”

Excluding Argentina
Basic revenue	3,249.6	3,515.8	3,400.6	3,688.8	3,286.3
Net operating revenue	3,467.8	3,686.6	3,636.3	3,679.2	3,211.2
Net operating income	1,305.1	1,456.1	1,484.5	1,563.5	1,288.8
Net attributable income	612.4	571.6	670.5	526.0	525.3

Analysis by business areas Santander Central Hispano                53                                              January    •    September 2002

SANTANDER CENTRAL HISPANO GROUP

Average yield of assets and average cost of funds

	January-September 2002		January-September 2001
(%)	Weight	Av. rate	Weight	Av. rate
Central banks and Government debt securities	9.26	4.61	9.53	4.85
Due from banks	11.56	4.83	11.45	7.93
Loans	48.74	7.94	48.05	9.97
EMU currency	32.77	5.74	28.90	6.55
Other currencies	15.97	12.44	19.15	15.13
Investment securities	15.86	8.78	17.06	8.07
Other assets	14.58	—	13.91	—
Other revenue	—	0.47	—	0.91
Total	100.00	6.71	100.00	8.45
Due to banks	15.07	5.25	17.33	7.02
Customer deposits	49.86	3.75	48.92	4.89
EMU currency	30.89	2.24	26.07	2.87
Other currencies	18.97	6.21	22.85	7.20
Debt securities and subordinated debt	14.86	4.62	14.48	6.87
EMU currency	6.00	4.73	5.22	5.53
Other currencies	8.86	4.55	9.26	7.63
Net shareholders’ equity	5.89	—	5.61	—
Other liabilities	14.32	2.14	13.66	2.32
Other costs	—	0.28	—	0.66
Total	100.00	3.93	100.00	5.58

Net fees and commissions
Euro MM.
			Variation 2002/2001
	Jan.-Sep. 2002	Jan.-Sep. 2001	Amount	(%)
Mutual & pension funds	928.0	905.0	23.0	2.54
Credit and debit cards	331.6	372.2	(40.6)	(10.92)
Securities services	447.6	435.4	12.2	2.80
Contingent liabilities	144.5	156.1	(11.5)	(7.40)
Commercial bills	387.2	341.5	45.7	13.39
Account management	336.0	294.9	41.1	13.92
Insurance	172.4	123.6	48.8	39.48
Other operations	431.3	426.4	4.9	1.16

Total excluding Argentina	3,178.6	3,055.0	123.5	4.04

Argentina	124.7	440.6	(315.9)	(71.70)

Total	3,303.3	3,495.7	(192.4)	(5.50)

Personnel and general expenses
Euro MM.
			Variation 2002/2001
	Jan.-Sep. 2002	Jan.-Sep. 2001	Amount	(%)
Personnel expenses	3,381.4	3,694.0	(312.6)	(8.46)
General expenses	1,992.2	2,184.0	(191.8)	(8.78)
Information technology	362.8	401.4	(38.6)	(9.62)
Communications	223.3	241.3	(17.9)	(7.43)
Advertising	189.2	234.3	(45.1)	(19.23)
Buildings and premises	357.9	395.1	(37.1)	(9.39)
Printed & office material	71.3	76.2	(4.9)	(6.42)
Taxes (other than income tax)	139.0	138.2	0.8	0.55
Other expenses	648.7	697.6	(49.0)	(7.02)

Total excluding Argentina	5,373.6	5,878.0	(504.4)	(8.58)

Argentina	135.0	442.1	(307.1)	(69.47)

Total	5,508.6	6,320.1	(811.5)	(12.84)

Net loan-loss and country risk provisions
Euro MM.
			Variation 2002/2001
	Jan.-Sep. 2002	Jan.-Sep.2001	Amount	(%)
Non-performing loans	1,369.7	1,460.3	(90.7)	(6.21)
Country-risk	26.1	17.6	8.5	48.12
Recovery of written-off assets	(287.9)	(324.7)	36.8	(11.34)

Net provisions excluding Argentina	1,107.9	1,153.3	(45.4)	(3.93)

Argentina (*)	321.6	171.1	150.6	88.00

Net provisions	1,429.6	1,324.4	105.2	7.94

(*)	Provisional local data
Analysis by business areas Santander Central Hispano	54	January	• September 2002

SANTANDER CENTRAL HISPANO GROUP

Consolidated balance sheet

Balance sheet
Euro MM.
			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)	31.12.2001
Assets
Cash and central banks	5,734.2	10,611.6	(4,877.5)	(45.96)	9,782.2
Government debt securities	25,869.7	25,507.8	362.0	1.42	24,694.9
Due from banks	38,671.4	37,256.8	1,414.5	3.80	42,989.3
Loans	164,342.8	167,336.6	(2,993.8)	(1.79)	173,822.0
Investment securities	50,043.8	56,788.9	(6,745.0)	(11.88)	58,001.5
Fixed income	34,868.8	41,085.9	(6,217.1)	(15.13)	42,304.4
Equity	15,175.0	15,703.0	(527.9)	(3.36)	15,697.1
Shares and other securities	8,136.0	7,148.9	987.1	13.81	7,807.9
Equity stakes	5,875.1	7,223.7	(1,348.6)	(18.67)	6,661.8
Equity stakes in Group companies	1,163.9	1,330.3	(166.4)	(12.51)	1,227.4
Tangible and intangible assets	5,793.7	7,078.2	(1,284.4)	(18.15)	7,227.7
Treasury stock	16.9	51.6	(34.6)	(67.15)	21.4
Goodwill	10,679.1	10,552.5	126.6	1.20	9,868.7
Other assets	29,466.4	28,153.5	1,312.8	4.66	30,202.7
Prior years’ results from consolidated companies	4,856.5	945.8	3,910.7	413.46	1,527.1

Total assets	335,474.5	344,283.3	(8,808.8)	(2.56)	358,137.5

Liabilities
Due to banks	50,211.0	50,991.7	(780.7)	(1.53)	53,929.8
Customer deposits	171,299.5	172,063.2	(763.7)	(0.44)	181,527.3
Deposits	132,789.6	139,733.8	(6,944.2)	(4.97)	142,935.8
REPOs	38,509.9	32,329.4	6,180.5	19.12	38,591.5
Debt securities	33,325.3	42,375.6	(9,050.3)	(21.36)	41,609.1
Subordinated debt	13,105.1	12,696.4	408.7	3.22	12,996.0
Pension and other allowances	13,510.0	15,374.0	(1,864.0)	(12.12)	17,049.5
Minority interests	6,379.9	7,897.6	(1,517.7)	(19.22)	7,433.3
Net consolidated income	2,131.8	2,657.3	(525.6)	(19.78)	3,326.9
Capital	2,384.2	2,280.8	103.4	4.53	2,329.7
Reserves	19,691.1	15,999.4	3,691.7	23.07	17,190.4
Other liabilities	23,436.7	21,947.2	1,489.4	6.79	20,745.5

Total liabilities	335,474.5	344,283.3	(8,808.8)	(2.56)	358,137.5

Other managed funds (off - balance sheet)	91,005.4	90,583.5	421.9	0.47	95,246.5

Total managed funds	426,479.9	434,866.9	(8,386.9)	(1.93)	453,384.0

Contingent liabilities	26,792.2	29,841.7	(3,049.5)	(10.22)	30,282.9
Guarantees	23,181.8	24,561.4	(1,379.6)	(5.62)	26,101.3
Documentary credits	3,610.4	5,280.3	(1,670.0)	(31.63)	4,181.7
Excluding Argentina
Loans	162,210.9	160,422.2	1,788.7	1.12	169,702.4
Customer deposits	169,975.7	165,522.5	4,453.2	2.69	177,281.9
Other managed funds (off - balance sheet)	88,605.3	83,782.3	4,823.0	5.76	91,716.2
Total managed funds	304,110.7	303,085.9	1,024.8	0.34	322,370.0

Analysis by business areas Santander Central Hispano	55	January	• September 2002

Loans
Euro MM.
			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)	31.12.2001
Public sector	4,337.2	3,742.3	595.0	15.90	4,249.7
Private sector	87,010.5	82,672.1	4,338.4	5.25	84,721.7
Secured loans	36,291.4	31,225.5	5,065.9	16.22	33,028.3
Other loans	50,719.1	51,446.6	(727.5)	(1.41)	51,693.4
Non-resident sector	75,965.8	79,316.5	(3,350.6)	(4.22)	85,799.7
Secured loans	21,463.6	22,214.9	(751.4)	(3.38)	23,308.7
Other loans	54,502.3	57,101.5	(2,599.2)	(4.55)	62,491.0

Gross loans excluding Argentina	167,313.6	165,730.9	1,582.7	0.95	174,771.1

Less: allowance for loan losses excluding Argentina	5,102.6	5,308.7	(206.0)	(3.88)	5,068.7

Net loans excluding Argentina	162,210.9	160,422.2	1,788.7	1.12	169,702.4

Net loans Argentina	2,131.9	6,914.4	(4,782.6)	(69.17)	4,119.7

Net loans	164,342.8	167,336.6	(2,993.8)	(1.79)	173,822.0

Note: Doubtful loans	4,152.4	4,219.4	(67.0)	(1.59)	3,894.5
Public sector	3.5	5.6	(2.0)	(36.84)	4.5
Private sector	1,055.8	828.8	227.0	27.39	931.0
Non-resident sector	3,093.1	3,385.1	(292.0)	(8.63)	2,959.0

Customer funds
Euro MM.
			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)	31.12.2001
Public sector	14,476.6	11,343.3	3,133.3	27.62	14,466.9
Private sector	76,224.8	69,743.6	6,481.2	9.29	71,891.3
Demand deposits	20,794.6	19,608.7	1,186.0	6.05	21,252.2
Saving accounts	15,941.4	14,975.6	965.8	6.45	15,472.4
Time deposits	21,795.6	21,668.1	127.5	0.59	19,155.9
REPOs	17,666.3	13,351.1	4,315.2	32.32	15,928.3
Other accounts	26.9	140.2	(113.3)	(80.83)	82.6
Non-resident sector	79,274.3	84,435.6	(5,161.2)	(6.11)	90,923.7
Deposits	70,806.4	74,797.3	(3,991.0)	(5.34)	80,656.0
REPOs	8,468.0	9,638.2	(1,170.2)	(12.14)	10,267.7

Total customer deposits	169,975.7	165,522.5	4,453.2	2.69	177,281.9

Debt securities	32,424.6	41,084.6	(8,660.0)	(21.08)	40,376.0
Subordinated debt	13,105.1	12,696.4	408.7	3.22	12,996.0

Total customer funds on balance sheet	215,505.4	219,303.5	(3,798.1)	(1.73)	230,653.8

Total managed funds (off-balance sheet)	88,605.3	83,782.3	4,823.0	5.76	91,716.2

Mutual funds	66,424.1	63,227.4	3,196.6	5.06	68,227.0
Spain	50,876.2	47,345.3	3,530.9	7.46	49,487.6
Abroad	15,547.8	15,882.1	(334.3)	(2.10)	18,739.5
Pension funds	14,386.0	13,423.0	963.1	7.17	15,619.6
Spain	5,228.6	4,798.1	430.5	8.97	5,443.8
Individuals	4,547.9	4,110.5	437.3	10.64	4,698.0
Abroad	9,157.4	8,624.9	532.6	6.17	10,175.8
Managed portfolios	7,795.2	7,131.9	663.3	9.30	7,869.6
Spain	2,356.3	2,013.9	342.4	17.00	2,432.0
Abroad	5,438.9	5,118.0	320.8	6.27	5,437.6

Total customer funds excluding Argentina	304,110.7	303,085.9	1,024.8	0.34	322,370.0

Total customer funds Argentina	4,624.6	14,633.0	(10,008.3)	(68.40)	9,008.9

Total customer funds	308,735.3	317,718.8	(8,983.5)	(2.83)	331,378.9

Analysis by business areas Santander Central Hispano	56	January	• September 2002

Consolidated goodwill
Euro MM.

	30.09.2002	30.09.2001	Variation	31.12.2001
Banesto	459.9	472.1	(12.1)	461.1
Equity stakes	423.7	350.2	73.5	338.7
Banks in Europe	3,218.9	2,779.7	439.2	2,433.3
Latin America	6,483.3	6,357.6	125.7	5,947.2
Other	93.2	592.9	(499.7)	688.4

Total	10,679.1	10,552.5	126.6	9,868.7

Shareholders’ equity and capital ratios (*)
Euro MM.

			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)	31.12.2001
Subscribed capital stock	2,384.2	2,280.8	103.4	4.53	2,329.7
Paid-in surplus	9,685.6	8,080.4	1,605.1	19.86	8,651.0
Reserves	5,461.2	5,444.6	16.6	0.31	5,466.4
Reserves at consolidated companies (net)	(312.2)	1,528.5	(1,840.7)	(120.42)	1,545.9

Total primary capital	17,218.8	17,334.3	(115.5)	(0.67)	17,993.0

Net attributable income	1,721.9	1,992.8	(270.9)	(13.59)	2,486.3
Treasury stock	(16.9)	(51.6)	34.6	(67.15)	(21.4)
Distributed interim dividend	(369.6)	(342.7)	(26.9)	7.84	(685.4)

Shareholders’ equity at period end	18,554.2	18,932.8	(378.6)	(2.00)	19,772.5

Interim dividend pending distribution	—	—	—	—	(350.0)
Final dividend	—	—	—	—	(294.0)

Shareholders’ equity after allocation of period end results	18,554.2	18,932.8	(378.6)	(2.00)	19,128.4

Preferred shares	5,933.4	7,101.7	(1,168.3)	(16.45)	5,979.0
Minority interests	856.4	1,460.4	(604.0)	(41.36)	1,394.9

Shareholders’ equity & minority interests	25,344.0	27,494.9	(2,151.0)	(7.82)	26,502.4

Basic capital (Tier I)	14,319.8	15,755.3	(1,435.4)	(9.11)	16,357.9
Supplementary capital	6,922.8	6,788.4	134.4	1.98	8,239.1

Eligible capital	21,242.7	22,543.7	(1,301.0)	(5.77)	24,597.0

Risk weighted assets (BIS criteria)	196,556.7	198,037.4	(1,480.7)	(0.75)	204,310.5

BIS ratio (1)	10.81	11.38	(0.58)		12.04

Tier I (1)	7.29	7.96	(0.67)		8.01

Excess (amount)	5,518.1	6,700.7	(1,182.6)	(17.65)	8,252.2

(*)	The effect of the amortization of preferred stocks carried out in 2002 is included in December 2001.
(1)	Estimated BIS ratio of 11.6% (Tier I: 7.7%) including the Banesto, Bital and the conversion of preferred shares for ordinary shares transactions, not carried out as of 30.09.02

Analysis by business areas Santander Central Hispano                57                                                  January    •    September 2002

SANTANDER CENTRAL HISPANO GROUP

The Santander Central Hispano share

30.09.2002
Shareholders and trading data
Shareholders (number)	1,022,592
Shares outstanding (number)	4,768,402,943
Average daily turnover (no. of shares)	35,739,328
Share liquidity (no. of shares traded during the period / no. of shares) (%)	144

euro
Dividend per share
First interim dividend (01.08.02)	0.0775
Second interim dividend (01.11.02)	0.0751

Price movements during the period
Beginning (28.12.01)	9.41
High	10.47
Low	4.91
Last (30.09.02)	5.17
Market capitalization (millions)	24,652.6

Per share data
Net attributable income	0.3652
Book value	3.89
Price / Book value (times)	1.33
P/E ratio (times)	10.74

Analysis by business areas Santander Central Hispano                         58                                           January    •    September 2002

SANTANDER CENTRAL HISPANO GROUP

Risk management*
Euro MM.
			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)	31.12.2001
Non - performing loans	4,105.1	4,215.5	(110.4)	(2.62)	3,895.5
NPL ratio (%)	2.09	2.08	0.01		1.86
Allowances for loan losses	5,456.3	5,859.6	(403.3)	(6.88)	5,583.0
NPL coverage (%)	132.92	139.00	(6.08)		143.32
Non - performing loans **	3,712.2	3,845.3	(133.2)	(3.46)	3,489.8
NPL ratio (%) **	1.89	1.90	(0.01)		1.67
NPL coverage (%) **	146.98	152.38	(5.40)		159.98

(*)	Excluding country - risk

(**)	Excluding NPLs backed by residential mortgages

Note:	NPL ratio: Non - performing loans/ computable risk

Quarterly non-performing loans evolution
Euro MM.
	2001		2002
	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter
Balance at beginning of period	4,473.9	4,215.5	3,895.5	4,001.0	3,728.9
+ Net additions	12.7	442.3	509.4	214.2	584.4
- Write - offs	(271.1)	(762.3)	(404.0)	(486.3)	(208.1)

Balance at period end	4,215.5	3,895.5	4,001.0	3,728.9	4,105.1

Country risk management

	30.09.2002		30.09.2001	Variation 2002/2001		31.12.2001
	Euro MM.	US$ MM.	US$ MM.	Amount	(%)	US$ MM.
Risk (gross)	503.9	496.8	1,341.9	(845.1)	(62.98)	1,071.9
Allowances	400.6	395.0	396.6	(1.6)	(0.40)	284.8

Risk (net)	103.2	101.8	945.3	(843.5)	(89.23)	787.1

Foreclosed assets
Euro MM.
	Jan.-Sep. 2002	Jan.-Sep. 2001
Balance at beginning of period excluding Argentina	988.1	1,116.2
Foreclosures	148.2	243.9
Sales (book value)	(213.3)	(295.5)
Other	(166.3)	(70.7)

Gross foreclosed assets excluding Argentina	756.7	993.9

Argentina	3.0	13.9

Gross foreclosed assets	759.7	1,007.8

Allowance established	436.5	587.8
Coverage (%) *	57.45	58.33

Net foreclosed assets	323.2	420.0

(*)	Allowance established / Gross foreclosed assets

Analysis by business areas Santander Central Hispano                         59                                           January    •    September 2002

SANTANDER CENTRAL HISPANO GROUP

Main data by business areas

	Net operating income			Net attributable income
	Jan.-Sep 2002	Variation 2002/2001		Jan.-Sep 2002	Variation 2002/2001		Efficiency (%) January-September
		Amount	(%)		Amount	(%)	2002	2001
European Retail Banking	2,142.5	355.9	19.92	1,243.1	201.8	19.38	49.76	53.76
Santander Central Hispano	1,059.0	108.3	11.39	622.0	78.6	14.47	49.88	52.99
Banesto	468.5	43.8	10.31	336.2	9.9	3.02	50.54	52.89
Portugal	277.9	11.5	4.32	145.4	16.9	13.15	49.26	51.81
Consumer Financing in Europe	330.4	167.6	102.93	148.5	75.9	104.53	43.31	51.96
On-line Banking	6.7	24.8	—	(8.9)	20.5	69.70	85.95	120.39
Retail Banking Latin America	1,722.1	(500.9)	(22.53)	855.5	(173.5)	(16.86)	53.28	54.05
Asset Management & Private Banking	389.4	(13.4)	(3.32)	256.2	(12.5)	(4.64)	39.97	43.56
Global Wholesale Banking	330.1	(112.4)	(25.41)	179.9	(106.3)	(37.14)	45.87	41.36
Corporate Center	(182.6)	205.8	52.99	(812.8)	(180.4)	(28.53)	—	—

Total	4,401.6	(64.9)	(1.45)	1,721.9	(270.9)	(13.59)	51.19	54.08

	ROE (%)		NPL ratio (%)		NPL coverage (%)
	30.09.02	30.09.01	30.09.02	30.09.01	30.09.02	30.09.01
European Retail Banking	20.31	18.24	1.49	1.45	152.56	148.19
Santander Central Hispano	22.73	20.37	1.19	0.97	151.22	162.66
Banesto	18.39	19.68	0.80	0.85	276.12	237.89
Portugal	16.07	14.56	2.59	2.94	101.84	111.44
Consumer Financing in Europe	24.77	15.95	2.45	2.94	153.65	120.78
On-line Banking	(16.96)	(66.45)	3.91	2.53	87.58	124.90
Retail Banking Latin America	22.54	25.97	4.07	3.99	116.54	126.68
Asset Management & Private Banking	69.16	71.43	0.25	0.08	—	—
Global Wholesale Banking	12.44	18.30	1.91	1.00	133.81	189.84

Total	12.52	14.77	2.09	2.08	132.92	139.00

	Number of branches		Number of employees
	30.09.02	30.09.01	30.09.02	30.09.01
European Retail Banking	5,024	5,853	44,376	48,362
Santander Central Hispano	2,518	3,170	21,860	25,645
Banesto	1,666	1,858	10,494	11,129
Portugal	653	642	7,416	8,023
Consumer Financing in Europe	185	181	3,959	2,868
On-line Banking	2	2	647	697
Retail Banking Latin America	4,147	4,282	55,048	60,412
Asset Management & Private Banking	215	245	6,400	7,363
Global Wholesale Banking	38	44	2,574	2,839
Corporate Center	—	—	115	411

Total	9,424	10,424	108,513	119,387

Analysis by business areas Santander Central Hispano                60                                              January    •    September 2002

SANTANDER CENTRAL HISPANO GROUP

European Retail Banking
Income statement. January-September
Euro MM.
			Variation 2002/2001
	2002	2001	Amount	(%)
Net interest revenue	3,356.6	3,133.8	222.8	7.11

Net fees and commissions	1,474.2	1,350.4	123.7	9.16

Basic revenue	4,830.8	4,484.2	346.5	7.73

Trading gains	79.1	75.9	3.2	4.26

Net operating revenue	4,909.9	4,560.1	349.8	7.67

Personnel and general expenses	(2,443.3)	(2,451.7)	8.4	(0.34)
a) Personnel expenses	(1,727.3)	(1,732.9)	5.6	(0.32)
b) General expenses	(716.1)	(718.8)	2.8	(0.38)
Depreciation	(291.9)	(272.7)	(19.2)	7.04
Other operating costs	(32.1)	(49.1)	17.0	(34.61)

Net operating income	2,142.5	1,786.6	355.9	19.92

Income from equity - accounted holdings	38.6	49.7	(11.1)	(22.36)
Other income	8.1	(10.3)	18.4	—
Net provisions for loan - losses	(451.2)	(401.8)	(49.4)	12.30
Goodwill amortization	—	—	—	—

Income before taxes	1,737.9	1,424.1	313.9	22.04

Net consolidated income	1,289.4	1,091.6	197.8	18.12

Net attributable income	1,243.1	1,041.3	201.8	19.38

Balance sheet. September
Loans	106,025.1	94,891.5	11,133.6	11.73
Government securities	3,526.5	4,105.3	(578.8)	(14.10)
Due from banks	17,316.0	14,084.3	3,231.7	22.95
Investment securities	7,244.0	7,110.7	133.3	1.87
Tangible and intangible assets	3,245.3	3,439.5	(194.2)	(5.65)
Other assets	7,766.8	5,675.2	2,091.6	36.86

Total Assets / Liabilities	145,123.6	129,306.5	15,817.1	12.23

Customer deposits	89,442.9	84,569.7	4,873.2	5.76
Debt securities	7,318.9	6,724.5	594.4	8.84
Subordinated debt	1,033.0	1,446.7	(413.7)	(28.60)
Due to banks	25,917.0	17,579.1	8,337.9	47.43
Other liabilities	12,848.3	11,415.4	1,432.9	12.55
Capital assigned	8,563.5	7,571.1	992.4	13.11

Other managed funds (off - balance sheet)	51,619.8	50,497.4	1,122.3	2.22

Mutual funds	45,140.4	45,426.7	(286.3)	(0.63)
Pension funds	5,438.9	4,864.0	574.9	11.82
Managed portfolios	1,040.4	206.7	833.7	403.23

Customer funds	149,414.6	143,238.3	6,176.2	4.31

Total managed funds	196,743.3	179,803.9	16,939.4	9.42

Analysis by business areas Santander Central Hispano	61	January	• September 2002

SANTANDER CENTRAL HISPANO GROUP

Income statement. January-September
Euro MM
.			Variation 2002/2001
	2002	2001	Amount	(%)
Net interest revenue	1,559.0	1,563.0	(4.1)	(0.26)

Net fees and commissions	864.6	809.1	55.6	6.87

Basic revenue	2,423.6	2,372.1	51.5	2.17

Trading gains	31.1	35.7	(4.6)	(12.92)

Net operating revenue	2,454.7	2,407.8	46.9	1.95

Personnel and general expenses	(1,224.3)	(1,276.0)	51.7	(4.05)
a) Personnel expenses	(936.2)	(957.6)	21.4	(2.23)
b) General expenses	(288.0)	(318.4)	30.3	(9.53)
Depreciation	(139.2)	(140.0)	0.8	(0.55)
Other operating costs	(32.1)	(41.1)	8.9	(21.77)

Net operating income	1,059.0	950.7	108.3	11.39

Income from equity - accounted holdings	—	—	—	—
Other income	7.2	10.4	(3.2)	(30.87)
Net provisions for loan - losses	(200.9)	(204.2)	3.2	(1.58)
Goodwill amortization	—	—	—	—

Income before taxes	865.3	757.0	108.3	14.31

Net consolidated income	622.9	544.8	78.0	14.32

Net attributable income	622.0	543.4	78.6	14.47

Balance sheet. September
Loans	48,330.0	46,952.5	1,377.5	2.93
Government securities	—	—	—	—
Due from banks	64.3	50.9	13.4	26.34
Investment securities	1.3	0.7	0.6	88.00
Tangible and intangible assets	1,726.5	1,886.4	(159.9)	(8.48)
Other assets	1,245.0	1,150.0	95.0	8.26

Total Assets / Liabilities	51,367.1	50,040.5	1,326.6	2.65

Customer deposits	42,515.9	40,528.7	1,987.2	4.90
Debt securities	605.2	851.6	(246.4)	(28.94)
Subordinated debt	—	—	—	—
Due to banks	653.5	835.9	(182.4)	(21.83)
Other liabilities	3,858.0	4,205.6	(347.6)	(8.26)
Capital assigned	3,734.5	3,618.7	115.8	3.20

Other managed funds (off - balance sheet)	36,578.5	38,287.9	(1,709.4)	(4.46)

Mutual funds	32,794.0	34,929.4	(2,135.4)	(6.11)
Pension funds	3,784.5	3,358.5	426.0	12.68
Managed portfolios	—	—	—	—

Customer funds	79,699.6	79,668.2	31.4	0.04

Total managed funds	87,945.5	88,328.4	(382.9)	(0.43)

Analysis by business areas Santander Central Hispano	62	January	• September 2002

Banesto
Income statement. January-September
Euro MM.

			Variation 2002/2001
	2002	2001	Amount	(%)
Net interest revenue	755.9	727.2	28.8	3.96

Net fees and commissions	322.5	315.3	7.2	2.28

Basic revenue	1,078.4	1,042.5	36.0	3.45

Trading gains	33.3	31.8	1.5	4.80

Net operating revenue	1,111.8	1,074.3	37.5	3.49

Personnel and general expenses	(561.8)	(568.2)	6.3	(1.11)
a) Personnel expenses	(418.6)	(424.1)	5.4	(1.28)
b) General expenses	(143.2)	(144.1)	0.9	(0.62)
Depreciation	(71.4)	(64.4)	(7.0)	10.94
Other operating costs	(10.0)	(17.0)	7.0	(41.20)

Net operating income	468.5	424.8	43.8	10.31

Income from equity - accounted holdings	27.4	46.7	(19.3)	(41.36)
Other income	28.3	29.6	(1.3)	(4.38)
Net provisions for loan - losses	(77.8)	(103.9)	26.2	(25.18)
Goodwill amortization	—	—	—	—

Income before taxes	446.4	397.1	49.3	12.43

Net consolidated income	345.9	338.1	7.8	2.31

Net attributable income	336.2	326.3	9.9	3.02

Balance sheet September
Loans	24,902.5	21,785.1	3,117.4	14.31
Government securities	3,526.4	4,104.1	(577.7)	(14.08)
Due from banks	5,521.1	6,710.5	(1,189.4)	(17.72)
Investment securities	4,881.6	4,932.3	(50.7)	(1.03)
Tangible and intangible assets	887.5	959.5	(72.0)	(7.50)
Other assets	4,334.2	3,606.6	727.6	20.18

Total Assets / Liabilities	44,053.3	42,098.1	1,955.2	4.64

Customer deposits	24,959.6	24,263.1	696.5	2.87
Debt securities	2,607.9	1,189.4	1,418.5	119.26
Subordinated debt	488.1	679.2	(191.1)	(28.13)
Due to banks	7,644.1	8,680.6	(1,036.5)	(11.94)
Other liabilities	5,905.1	5,120.0	785.1	15.33
Group capital and reserves	2,448.5	2,165.8	282.7	13.05

Other managed funds (off - balance sheet)	9,734.7	8,956.3	778.3	8.69

Mutual funds	8,559.5	7,860.2	699.3	8.90
Pension funds	974.2	991.1	(16.9)	(1.71)
Managed portfolios	201.0	105.0	96.0	91.35

Customer funds	37,790.3	35,088.0	2,702.3	7.70

Total managed funds	53,788.0	51,054.4	2,733.6	5.35

Portugal
Income statement. January-September
Euro MM.

	Retail Banking				Total Portugal (*)
			Variation 2002/2001				Variation 2002/2001
	2002	2001	Amount	(%)	2002	2001	Amount	(%)
Net interest revenue	489.7	519.4	(29.7)	(5.72)	492.7	522.1	(29.4)	(5.63)

Net fees and commissions	133.0	118.6	14.3	12.08	157.4	140.6	16.8	11.95

Basic revenue	622.7	638.1	(15.4)	(2.41)	650.1	662.7	(12.6)	(1.90)

Trading gains	13.2	9.5	3.7	39.27	46.3	32.7	13.6	41.74

Net operating revenue	635.9	647.6	(11.7)	(1.80)	696.4	695.4	1.0	0.15

Personnel and general expenses	(313.3)	(335.5)	22.2	(6.63)	(325.7)	(349.2)	23.6	(6.74)
a) Personnel expenses	(201.1)	(224.2)	23.2	(10.34)	(209.5)	(233.4)	23.9	(10.23)
b) General expenses	(112.2)	(111.3)	(0.9)	0.84	(116.2)	(115.8)	(0.3)	0.28
Depreciation	(42.0)	(44.4)	2.5	(5.53)	(43.0)	(45.3)	2.3	(5.12)
Other operating costs	(2.8)	(1.2)	(1.5)	123.85	(2.8)	(1.3)	(1.5)	117.86

Net operating income	277.9	266.4	11.5	4.32	325.0	299.5	25.4	8.48

Income from equity-accounted holdings	1.7	1.1	0.6	55.53	(1.2)	1.6	(2.9)	—
Other income	(28.7)	(41.4)	12.7	(30.78)	(34.7)	(51.7)	17.0	(32.88)
Net provisions for loan-losses	(39.8)	(23.9)	(15.8)	66.24	(39.9)	(21.4)	(18.5)	86.59
Goodwill amortization	—	—	—	—	—	—	—	—

Income before taxes	211.2	202.2	9.0	4.47	249.1	228.1	21.0	9.21

Net consolidated income	177.2	164.1	13.1	7.96	207.7	183.6	24.1	13.13

Net attributable income	145.4	128.5	16.9	13.15	175.7	147.9	27.8	18.80

(*)	Includes Retail Banking, Asset Management and Global Wholesale Banking.

Portugal
Business highlights
Euro MM.

			Variation 2002/2001
	30.09.2002	30.09.2001	Amount	(%)
Loans	20,105.8	18,099.9	2,005.8	11.08
Customer deposits	17,486.6	16,926.7	559.9	3.31
Mutual funds	3,669.2	2,507.4	1,161.8	46.34
Pension funds	670.4	505.5	164.8	32.60

Analysis by business areas Santander Central Hispano                63                                              January    •    September 2002

Consumer Financing in Europe
Income statement. January-September
Euro MM.

			Variation 2002/2001
	2002	2001	Amount	(%)
Net interest revenue	499.5	285.8	213.7	74.79

Net fees and commissions	120.9	75.7	45.2	59.75

Basic revenue	620.4	361.5	259.0	71.64

Trading gains	(0.8)	(1.6)	0.8	51.78

Net operating revenue	619.7	359.9	259.8	72.19

Personnel and general expenses	(268.4)	(187.0)	(81.4)	43.52
a) Personnel expenses	(143.8)	(99.4)	(44.4)	44.69
b) General expenses	(124.6)	(87.6)	(37.0)	42.19
Depreciation	(34.5)	(21.1)	(13.4)	63.49
Other operating costs	13.6	11.0	2.6	23.31

Net operating income	330.4	162.8	167.6	102.93

Net provisions for loan - losses	(116.3)	(55.1)	(61.2)	111.17
Other income	10.4	(7.2)	17.7	—

Income before taxes	224.5	100.5	124.0	123.38

Net consolidated income	152.6	75.7	76.9	101.55

Net attributable income	148.5	72.6	75.9	104.53

On-line Banking
Income statement. January-September
Euro MM.

			Variation 2002/2001
	2002	2001	Amount	(%)
Net interest revenue	52.5	38.4	14.1	36.63

Net fees and commissions	33.2	31.7	1.4	4.48

Basic revenue	85.7	70.2	15.5	22.08

Trading gains	2.2	0.5	1.8	377.83

Net operating revenue	87.9	70.6	17.3	24.44

Personnel and general expenses	(75.5)	(85.0)	9.5	(11.15)
a) Personnel expenses	(27.5)	(27.6)	0.1	(0.19)
b) General expenses	(48.0)	(57.4)	9.4	(16.42)
Depreciation	(4.8)	(2.8)	(2.0)	69.95
Other operating costs	(0.9)	(0.9)	0.0	(1.89)

Net operating income	6.7	(18.1)	24.8	—

Net provisions for loan - losses	(16.5)	(14.7)	(1.8)	11.91
Other income	0.3	0.2	0.1	65.83

Income before taxes	(9.5)	(32.6)	23.2	70.96

Net consolidated income	(9.2)	(31.2)	22.0	70.60

Net attributable income	(8.9)	(29.5)	20.5	69.70

Analysis by business areas Santander Central Hispano                64                                              January    •    September 2002

SANTANDER CENTRAL HISPANO GROUP

Latin America
Income statement. January-September
Euro MM.
	AMERICA				TOTAL LATIN AMERICA (excluding Argentina)
	Total Latin America (*)		Retail Banking		Total (*)		Retail Banking
	2002	(%)	2002	(%)	2002	(%)	2002	(%)
Net interest revenue	3,641.4	(15.75)	3,568.3	(15.84)	3,559.2	(6.00)	3,511.4	(5.82)

Net fees and commissions	1,402.0	(19.52)	983.5	(18.16)	1,277.3	(1.86)	892.5	(3.61)

Basic revenue	5,043.4	(16.83)	4,551.7	(16.35)	4,836.5	(4.94)	4,403.9	(5.38)

Trading gains	71.5	(80.55)	48.1	(87.44)	44.2	(88.38)	34.9	(90.61)

Net operating revenue	5,114.9	(20.48)	4,599.8	(21.02)	4,880.7	(10.74)	4,438.7	(11.67)

Personnel and general expenses	(2,626.4)	(22.69)	(2,450.9)	(22.14)	(2,491.4)	(15.69)	(2,338.5)	(16.18)
a) Personnel expenses	(1,448.9)	(24.84)	(1,338.1)	(24.19)	(1,377.1)	(17.30)	(1,280.0)	(17.85)
b) General expenses	(1,177.5)	(19.87)	(1,112.8)	(19.54)	(1,114.3)	(13.61)	(1,058.5)	(14.07)
Depreciation	(273.2)	(24.02)	(264.9)	(19.06)	(256.6)	(12.77)	(250.0)	(6.72)
Other operating costs	(162.6)	29.00	(161.9)	28.42	(144.8)	35.17	(144.0)	34.59

Net operating income	2,052.7	(19.48)	1,722.1	(22.53)	1,988.0	(5.86)	1,706.3	(8.29)

Income from equity - accounted holdings	21.4	9.14	(2.3)	79.13	21.9	17.50	(1.9)	89.46
Other income	317.4	—	357.4	—	46.0	—	46.9	—
Net provisions for loan - losses	(961.3)	50.57	(953.9)	49.46	(639.7)	36.87	(632.3)	35.06
Goodwill amortization	—	—	—	—	—	—	—	—

Income before taxes	1,430.2	(10.13)	1,123.3	(9.13)	1,416.2	5.98	1,119.0	6.62

Net consolidated income	1,125.1	(22.21)	913.1	(23.40)	1,127.9	(11.84)	916.0	(13.92)

Net attributable income	1,063.2	(14.47)	855.5	(16.86)	1,063.2	(4.32)	855.5	(6.07)

(*)	Includes Retail Banking, Asset Management and Private Banking and Global Wholesale Banking.

Balance sheet. September
Euro MM.
			Variation 2002/2001
	2002	2001	Amount	(%)
Loans	36,015.2	49,083.6	(13,068.5)	(26.62)
Due from banks	19,122.2	30,048.8	(10,926.6)	(36.36)
Investment securities	25,099.0	30,060.0	(4,961.0)	(16.50)
Tangible and intangible assets	1,751.8	2,629.1	(877.3)	(33.37)
Other assets	11,044.0	13,667.5	(2,623.5)	(19.20)

Total Assets / Liabilities	93,032.2	125,489.0	(32,456.8)	(25.86)

Customer deposits	40,887.8	51,843.7	(10,955.9)	(21.13)
Debt securities	7,205.3	12,016.2	(4,810.9)	(40.04)
Subordinated debt	665.5	483.1	182.4	37.76
Due to banks	31,661.1	44,705.3	(13,044.2)	(29.18)
Other liabilities	8,399.0	11,482.2	(3,083.2)	(26.85)
Capital assigned	4,213.6	4,958.5	(744.9)	(15.02)

Other managed funds (off - balance sheet)	25,139.2	30,790.9	(5,651.7)	(18.36)

Mutual funds	10,777.9	13,435.1	(2,657.2)	(19.78)
Pension funds	10,793.7	13,538.6	(2,744.9)	(20.27)
Managed portfolios	3,567.5	3,817.2	(249.7)	(6.54)

Customer funds	73,897.7	95,133.9	(21,236.2)	(22.32)

Total managed funds	118,171.3	156,279.9	(38,108.6)	(24.38)

Retail Banking Latin America (excluding Argentina)
Business highlights
Euro MM.
			Var. 2002/2001 (%)
	30.09.2002	30.09.2001	Total	Excl. exch. rate
Gross Loans	35,539.6	44,413.8	(19.98)	(0.61)
Customer funds on balance sheet	46,552.4	58,466.4	(20.38)	(0.48)
Mutual funds	10,684.5	12,053.2	(11.36)	14.80
Pension funds	8,487.1	8,119.3	4.53	19.45
Total managed funds	69,291.5	82,456.1	(15.97)	3.91

Analysis by business areas Santander Central Hispano	65	January	• September 2002

SANTANDER CENTRAL HISPANO GROUP

Asset Management and Private Banking
Income statement. January-September
Euro MM.
	Total				Total (excluding Argentina)
			Variation 2002/2001
	2002	2001	Amount	(%)	2002	(%)
Net interest revenue	92.6	115.7	(23.1)	(19.96)	67.3	(30.17)

Net fees and commissions	559.6	671.6	(112.0)	(16.67)	525.9	2.77

Basic revenue	652.2	787.2	(135.0)	(17.15)	593.2	(2.45)

Trading gains	33.2	(0.1)	33.3	—	19.0	0.14

Net operating revenue	685.4	787.1	(101.7)	(12.93)	612.2	(2.37)

Personnel and general expenses	(273.9)	(342.9)	68.9	(20.11)	(251.3)	(4.70)
a) Personnel expenses	(169.0)	(217.7)	48.7	(22.37)	(155.4)	(5.99)
b) General expenses	(104.9)	(125.2)	20.3	(16.18)	(95.9)	(2.54)
Depreciation	(21.3)	(42.0)	20.6	(49.15)	(19.7)	(45.44)
Other operating costs	(0.7)	0.5	(1.2)	—	(0.7)	—

Net operating income	389.4	402.8	(13.4)	(3.32)	340.6	3.91

Income from equity - accounted holdings	37.7	42.9	(5.2)	(12.11)	37.7	(22.25)
Other income	(41.7)	(5.2)	(36.5)	—	(2.6)	(45.69)
Net provisions for loan - losses	(2.4)	(1.5)	(0.9)	57.71	(2.4)	398.92
Goodwill amortization	—	—	—	—	—	—

Income before taxes	383.0	439.0	(55.9)	(12.74)	373.3	0.60

Net consolidated income	260.5	305.9	(45.4)	(14.84)	260.4	(2.56)

Net attributable income	256.2	268.6	(12.5)	(4.64)	256.2	0.40

Note:- Minority interests in Latin America correspond basically to Origenes AFJP, 100% consolidated using the global integration method. 60% of net consolidated income is attributed to minority interests

Balance sheet. September
Euro MM.
			Variation 2002/2001
	2002	2001	Amount	(%)
Loans	1,418.4	1,451.2	(32.8)	(2.26)
Government securities	12.0	15.2	(3.2)	(20.91)
Due from banks	6,754.7	6,606.4	148.3	2.24
Investment securities	712.2	1,091.1	(378.9)	(34.72)
Other assets	337.0	430.0	(93.0)	(21.64)

Total Assets / Liabilities	9,234.3	9,593.9	(359.6)	(3.75)

Customer deposits / REPOs	7,123.6	5,828.9	1,294.7	22.21
Debt securities	—	—	—	—
Subordinated debt	—	—	—	—
Due to banks	926.8	2,367.9	(1,441.1)	(60.86)
Other liabilities	690.0	917.5	(227.5)	(24.80)
Capital assigned	494.0	479.6	14.4	3.00

Other managed funds (off - balance sheet)	13,476.5	8,552.9	4,923.7	57.57

Mutual funds	10,239.7	5,394.0	4,845.7	89.84
Pension funds	72.5	52.4	20.1	38.34
Managed portfolios	3,164.3	3,106.5	57.9	1.86

Customer funds	20,600.1	14,381.8	6,218.4	43.24

Total managed funds	22,710.8	18,146.8	4,564.1	25.15

Analysis by business areas Santander Central Hispano                         66                                           January    •    September 2002

SANTANDER CENTRAL HISPANO GROUP

Global Wholesale Banking
Income statement January-September
Euro MM.

	Total
			Variation 2002/2001		Total (excluding Argentina)
	2002	2001	Amount	(%)	2002	(%)
Net interest revenue	377.9	421.8	(43.9)	(10.41)	377.9	(9.36)

Net fees and commissions	259.7	282.0	(22.2)	(7.88)	259.7	(6.23)

Basic revenue	637.7	703.8	(66.1)	(9.40)	637.7	(8.11)

Trading gains	12.4	83.9	(71.4)	(85.16)	12.4	(85.94)

Net operating revenue	650.1	787.7	(137.6)	(17.46)	650.1	(16.91)

Personnel and general expenses	(298.2)	(325.8)	27.5	(8.46)	(298.2)	(7.04)
a) Personnel expenses	(201.2)	(216.1)	14.9	(6.92)	(201.2)	(5.52)
b) General expenses	(97.1)	(109.7)	12.6	(11.49)	(97.1)	(10.05)
Depreciation	(20.7)	(20.2)	(0.5)	2.50	(20.7)	3.29
Other operating costs	(1.2)	0.7	(1.9)	—	(1.2)	—

Net operating income	330.1	442.5	(112.4)	(25.41)	330.1	(25.39)

Income from equity - accounted holdings	(1.6)	—	(1.6)	—	(1.6)	—
Other income	(4.3)	(13.8)	9.5	(68.82)	(4.3)	(69.42)
Net provisions for loan - losses	(68.9)	(43.9)	(25.0)	56.93	(68.9)	56.72
Goodwill amortization	—	—	—	—	—	—

Income before taxes	255.3	384.8	(129.6)	(33.67)	255.3	(33.59)

Net consolidated income	180.4	289.4	(109.0)	(37.66)	180.4	(37.59)

Net attributable income	179.9	286.2	(106.3)	(37.14)	179.9	(37.08)

Balance sheet September
Euro MM.

			Variation 2002/2001
	2002	2001	Amount	(%)
Loans	19,187.1	20,889.0	(1,701.9)	(8.15)
Government securities	7,606.1	7,338.7	267.4	3.64
Due from banks	32,290.0	48,836.5	(16,546.5)	(33.88)
Investment securities	5,337.3	6,159.7	(822.4)	(13.35)
Other assets	7,360.2	10,353.9	(2,993.7)	(28.91)

Total Assets / Liabilities	71,780.7	93,577.8	(21,797.1)	(23.29)

Customer deposits / REPOs	26,225.6	23,744.8	2,480.8	10.45
Debt securities	173.4	1,246.1	(1,072.7)	(86.09)
Subordinated debt	32.4	32.4	(0.0)	(0.05)
Due to banks	21,882.9	43,615.0	(21,732.1)	(49.83)
Other liabilities	21,664.9	23,117.7	(1,452.8)	(6.28)
Capital assigned	1,801.6	1,821.8	(20.2)	(1.11)

Other managed funds (off - balance sheet sheet)	769.9	742.3	27.6	3.72

Mutual funds	359.4	353.5	5.9	1.68
Pension funds	387.5	387.2	0.3	0.09
Managed portfolios	23.0	1.6	21.4	—

Customer funds	27,201.3	25,765.6	1,435.7	5.57

Total managed funds	72,550.7	94,320.1	(21,769.4)	(23.08)

Analysis by business areas Santander Central Hispano                67                                              January    •    September 2002

SANTANDER CENTRAL HISPANO GROUP

Corporate Center
Income statement, January-September
Euro MM.

			Variation 2002/2001
	2002	2001	Amount	(%)
Net interest revenue	(116.1)	(326.8)	210.7	64.48

Net fees and commissions	26.3	(10.0)	36.3	—

Basic revenue	(89.8)	(336.8)	247.0	73.33

Trading gains	5.5	63.5	(58.0)	(91.28)

Net operating revenue	(84.3)	(273.3)	189.0	69.16

Personnel and general expenses	(42.2)	(51.8)	9.6	(18.48)
a) Personnel expenses	(17.6)	(24.8)	7.2	(29.02)
b) General expenses	(24.6)	(27.0)	2.4	(8.78)
Depreciation	(74.1)	(63.8)	(10.3)	16.11
Other operating costs	18.0	0.5	17.5	—

Net operating income	(182.6)	(388.4)	205.8	52.99

Income from equity-accounted holdings	110.3	358.9	(248.6)	(69.27)
Other income	(183.3)	1,673.7	(1,857.0)	—
Net provisions for loan-losses	46.9	(238.9)	285.8	—
Goodwill amortization	(553.5)	(1,495.1)	941.6	(62.98)

Income before taxes	(762.2)	(89.8)	(672.5)	—

Net consolidated income	(511.7)	(221.7)	(290.0)	(130.81)

Net attributable income	(812.8)	(632.4)	(180.4)	(28.53)

Balance sheet, September
Government securities, Bank of Spain certificates and others	14,725.2	14,048.7	676.5	4.82
Investment securities	11,651.3	12,367.4	(716.1)	(5.79)
Goodwill	10,674.3	10,547.4	126.9	1.20
Liquidity lent to the Group	15,076.4	14,732.9	343.5	2.33
Capital assigned to Group areas	15,072.6	14,830.9	241.7	1.63
Other assets	15,222.8	13,115.3	2,107.5	16.07

Total Assets / Liabilities	82,422.5	79,642.6	2,779.9	3.49

REPOs	13,532.3	13,214.1	318.2	2.41
Debt securities	18,627.7	22,388.7	(3,761.0)	(16.80)
Subordinated debt	11,374.2	10,734.3	639.9	5.96
Preferred stock	5,074.5	6,127.2	(1,052.7)	(17.18)
Other liabilities	16,611.9	9,895.6	6,716.3	67.87
Group capital and reserves	17,202.0	17,282.7	(80.7)	(0.47)

Other managed funds (off-balance sheet)	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds	37,621.6	39,199.1	(1,577.6)	(4.02)

Total managed funds	82,422.5	79,642.6	2,779.9	3.49

Equity stakes
Income statement, January-September
Euro MM.

			Variation 2002/2001
	2002	2001	Amount	(%)
Contribution to results (*)	205.9	185.2	20.7	11.18
Financing costs	(104.0)	(123.3)	19.2	(15.58)

Revenue	101.8	61.9	39.9	64.44

Operating costs	(12.8)	(7.8)	(5.0)	63.54
Realized capital gains and other	568.0	1,183.9	(615.9)	(52.02)

Income before taxes	657.0	1,238.0	(581.0)	(46.93)

Net attributable income	558.9	1,180.8	(621.9)	(52.67)

(*)	Dividends and income from equity-accounted holdings included

Financial stakes in Europe
Income statement, January-September
Euro MM.

			Variation 2002/2001
	2002	2001	Amount	(%)
Contribution to results (*)	249.8	443.1	(193.3)	(43.63)
Financing costs	(119.4)	(173.1)	53.6	(30.99)

Revenue	130.3	270.0	(139.7)	(51.73)
Operating costs	(1.9)	(1.6)	(0.4)	22.19
Realized capital gains and other	60.6	299.9	(239.4)	(79.80)

Income before taxes	189.0	568.4	(379.4)	(66.75)

Net attributable income	210.6	529.0	(318.3)	(60.18)

(*)	Dividends and income from equity-accounted holdings included

Analysis by business areas Santander Central Hispano	68	January	• September 2002

Total Group
EUR Million

	2001				2002
	1T	2T	3T	4T	1T	2T	3T
Net interest revenue	2,413.0	2,739.5	2,432.0	2,672.3	2,461.6	2,574.2	2,243.5
Net fees and commissions	1,163.4	1,178.4	1,153.9	1,126.1	1,099.7	1,149.6	1,054.1
Basic revenue	3,576.4	3,917.9	3,585.8	3,798.3	3,561.2	3,723.8	3,297.6
Trading gains	239.7	207.2	158.9	79.3	246.1	7.2	(74.9)
Net operating revenue	3,816.2	4,125.1	3,744.8	3,877.7	3,807.3	3,731.0	3,222.7
Personnel and general expenses	(2,126.8)	(2,161.1)	(2,032.2)	(2,080.8)	(1,943.6)	(1,869.9)	(1,695.2)
a) Personnel expenses	(1,324.8)	(1,360.1)	(1,271.7)	(1,301.7)	(1,225.6)	(1,167.0)	(1,060.6)
b) General expenses	(802.0)	(801.1)	(760.5)	(779.1)	(718.0)	(702.9)	(634.6)
Depreciation	(235.0)	(244.4)	(246.6)	(261.3)	(233.3)	(227.3)	(212.4)
Other operating costs	(61.1)	(50.9)	(61.4)	(57.5)	(64.7)	(68.3)	(44.8)
Net operating income	1,393.3	1,668.6	1,404.6	1,478.0	1,565.8	1,565.4	1,270.4
Income from equity - accounted holdings	225.0	(15.5)	230.9	81.5	176.8	(41.1)	47.0
Other income	263.7	978.4	64.9	(77.0)	(33.3)	51.3	118.1
Net provisions for loan - losses	(359.4)	(475.7)	(489.3)	(261.6)	(491.5)	(491.2)	(446.9)
Goodwill amortization	(351.0)	(952.1)	(192.0)	(377.8)	(152.9)	(224.8)	(175.8)
Income before taxes	1,171.6	1,203.7	1,019.0	843.0	1,064.9	859.6	812.9
Net consolidated income	920.1	945.6	791.7	669.6	827.0	663.6	641.2
Net attributable income	668.3	713.6	610.9	493.5	670.5	526.0	525.3

Analysis by business areas Santander Central Hispano                         69                                           January    •    September 2002

Total Group (*)
EUR Million

	2001				2002
	1T	2T	3T	4T	1T	2T	3T
Net interest revenue	2,240.7	2,568.3	2,239.5	2,502.7	2,360.7	2,568.5	2,268.0
Net fees and commissions	1,021.0	1,024.0	1,010.1	1,013.1	1,039.9	1,120.3	1,018.4
Basic revenue	3,261.7	3,592.3	3,249.6	3,515.8	3,400.6	3,688.8	3,286.3
Trading gains	226.6	173.4	218.2	170.8	235.7	(9.6)	(75.1)
Net operating revenue	3,488.3	3,765.7	3,467.8	3,686.6	3,636.3	3,679.2	3,211.2
Personnel and general expenses	(1,984.7)	(2,010.7)	(1,882.6)	(1,941.8)	(1,868.9)	(1,831.2)	(1,673.5)
a) Personnel expenses	(1,238.7)	(1,272.0)	(1,183.4)	(1,221.5)	(1,185.8)	(1,148.0)	(1,047.6)
b) General expenses	(746.1)	(738.7)	(699.3)	(720.3)	(683.1)	(683.2)	(625.9)
Depreciation	(212.5)	(222.6)	(225.5)	(239.9)	(223.2)	(222.8)	(210.3)
Other operating costs	(54.4)	(45.3)	(54.7)	(48.8)	(59.6)	(61.7)	(38.6)
Net operating income	1,236.6	1,487.2	1,305.1	1,456.1	1,484.5	1,563.5	1,288.8
Income from equity - accounted holdings	227.1	(16.3)	228.6	72.0	176.8	(40.6)	46.9
Other income	266.2	982.7	70.6	(31.8)	(160.0)	0.7	24.0
Net provisions for loan - losses	(332.2)	(433.1)	(388.0)	(170.7)	(283.6)	(454.4)	(370.0)
Goodwill amortization	(351.0)	(952.1)	(192.0)	(377.8)	(152.9)	(224.8)	(175.8)
Income before taxes	1,046.7	1,068.3	1,024.3	947.8	1,064.9	844.5	814.0
Net consolidated income	842.2	855.6	792.5	760.4	827.0	664.6	643.0
Net attributable income	611.8	636.6	612.4	571.6	670.5	526.0	525.3

(*)	Excluding Argentina

Analysis by business areas Santander Central Hispano                         70                                           January    •    September 2002

European Retail Banking
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	1,024.4	1,051.2	1,058.2	1,106.9	1,084.6	1,172.3	1,099.7
Net fees and commissions	444.9	451.4	454.2	461.3	439.2	542.1	493.0
Basic revenue	1,469.3	1,502.6	1,512.3	1,568.2	1,523.8	1,714.3	1,592.7
Trading gains	30.9	33.6	11.3	34.4	34.3	22.6	22.2
Net operating revenue	1,500.2	1,536.2	1,523.7	1,602.6	1,558.1	1,736.9	1,614.9
Personnel and general expenses	(819.8)	(828.0)	(803.9)	(840.9)	(814.0)	(824.9)	(804.5)
a) Personnel expenses	(581.3)	(583.8)	(567.8)	(586.2)	(575.1)	(587.8)	(564.4)
b) General expenses	(238.4)	(244.2)	(236.2)	(254.8)	(238.9)	(237.1)	(240.1)
Depreciation	(89.0)	(89.9)	(93.8)	(101.4)	(94.2)	(100.2)	(97.5)
Other operating costs	(18.1)	(11.8)	(19.2)	(15.5)	(7.6)	(9.7)	(14.8)
Net operating income	573.3	606.5	606.7	644.7	642.3	802.1	698.1
Income from equity - accounted holdings	13.9	16.0	19.7	16.1	12.3	12.7	13.6
Other income	(11.9)	25.3	(23.7)	(9.5)	(9.3)	3.0	14.4
Net provisions for loan - losses	(131.0)	(142.0)	(128.8)	(161.0)	(129.9)	(160.3)	(161.1)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before taxes	444.3	505.9	474.0	490.3	515.4	657.5	565.1
Net consolidated income	336.7	387.8	367.1	366.3	381.0	485.8	422.6
Net attributable income	320.3	370.0	351.0	350.9	364.8	470.6	407.7

Analysis by business areas Santander Central Hispano                         71                                           January    •    September 2002

Santander Central Hispano Retail Banking
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	505.6	528.3	529.1	543.1	531.4	528.5	499.0
Net fees and commissions	267.6	276.2	265.2	271.4	261.8	310.2	292.6
Basic revenue	773.2	804.5	794.4	814.5	793.2	838.8	791.6
Trading gains	14.1	11.9	9.8	9.6	9.2	11.8	10.1
Net operating revenue	787.3	816.4	804.1	824.0	802.4	850.6	801.7
Personnel and general expenses	(426.0)	(428.4)	(421.6)	(432.5)	(424.1)	(399.7)	(400.6)
a) Personnel expenses	(322.7)	(319.0)	(316.0)	(320.1)	(323.8)	(312.5)	(299.9)
b) General expenses	(103.3)	(109.4)	(105.6)	(112.4)	(100.2)	(87.1)	(100.7)
Depreciation	(46.7)	(46.6)	(46.7)	(48.8)	(46.9)	(46.2)	(46.1)
Other operating costs	(14.1)	(9.8)	(17.1)	(10.2)	(5.5)	(9.5)	(17.2)
Net operating income	300.4	331.5	318.7	332.5	325.9	395.2	337.9
Income from equity - accounted holdings	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other income	4.8	3.9	1.8	(0.3)	1.6	(7.5)	13.2
Net provisions for loan - losses	(68.2)	(81.3)	(54.7)	(59.6)	(71.6)	(65.7)	(63.6)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before taxes	237.0	254.1	265.8	272.6	255.9	322.0	287.4
Net consolidated income	170.6	182.9	191.3	196.2	184.2	231.5	207.1
Net attributable income	170.5	182.4	190.5	195.9	184.1	231.4	206.5

Analysis by business areas Santander Central Hispano                         72                                           January    •    September 2002

Banesto
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	232.9	242.0	252.2	259.1	250.1	255.6	250.2
Net fees and commissions	104.1	106.0	105.2	105.1	106.8	110.6	105.1
Basic revenue	337.1	348.0	357.4	364.2	356.9	366.2	355.3
Trading gains	10.1	14.9	6.8	8.8	13.4	9.9	10.0
Net operating revenue	347.1	362.9	364.2	372.9	370.3	376.1	365.3
Personnel and general expenses	(190.1)	(191.0)	(187.1)	(201.2)	(188.8)	(189.0)	(184.1)
a) Personnel expenses	(141.9)	(142.8)	(139.4)	(142.7)	(140.3)	(140.8)	(137.6)
b) General expenses	(48.2)	(48.2)	(47.7)	(58.6)	(48.5)	(48.2)	(46.5)
Depreciation	(21.6)	(21.3)	(21.4)	(22.6)	(24.8)	(24.1)	(22.5)
Other operating costs	(6.8)	(4.8)	(5.4)	(8.2)	(5.7)	(3.3)	(1.0)
Net operating income	128.6	145.7	150.4	140.9	151.0	159.7	157.8
Income from equity - accounted holdings	14.3	14.4	17.9	17.1	9.5	8.8	9.1
Other income	2.7	29.3	(2.5)	1.9	11.6	22.6	(5.9)
Net provisions for loan - losses	(21.4)	(50.6)	(31.9)	(42.8)	(28.4)	(28.5)	(20.9)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before taxes	124.3	138.9	133.9	117.1	143.7	162.6	140.1
Net consolidated income	104.9	117.1	116.1	88.4	110.7	123.2	112.0
Net attributable income	101.1	113.0	112.2	85.0	106.7	119.3	110.2

Analysis by business areas Santander Central Hispano	73	January	• September 2002

Portugal Retail Banking
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	172.3	173.1	174.0	181.3	173.9	161.2	154.7
Net fees and commissions	40.9	38.9	38.8	46.0	41.9	43.2	47.8
Basic revenue	213.2	212.0	212.9	227.3	215.8	204.4	202.5
Trading gains	6.4	5.9	(2.8)	12.2	3.7	7.1	2.4
Net operating revenue	219.6	217.8	210.1	239.5	219.5	211.5	204.9
Personnel and general expenses	(114.4)	(114.9)	(106.2)	(118.1)	(106.2)	(103.6)	(103.5)
a) Personnel expenses	(75.3)	(79.1)	(69.8)	(79.6)	(66.3)	(67.1)	(67.7)
b) General expenses	(39.1)	(35.8)	(36.4)	(38.6)	(40.0)	(36.5)	(35.8)
Depreciation	(13.6)	(14.3)	(16.5)	(20.3)	(12.7)	(13.9)	(15.3)
Other operating costs	(0.4)	(0.3)	(0.5)	(0.8)	(0.4)	(1.4)	(1.0)
Net operating income	91.3	88.3	86.9	100.3	100.2	92.6	85.1
Income from equity - accounted holdings	(0.5)	0.7	0.9	0.2	0.6	0.6	0.6
Other income	(13.5)	(8.3)	(19.6)	(12.9)	(21.0)	(12.8)	5.1
Net provisions for loan - losses	(22.5)	13.0	(14.4)	(32.4)	(3.4)	(12.9)	(23.4)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before taxes	54.9	93.6	53.7	55.2	76.4	67.5	67.3
Net consolidated income	44.1	76.1	43.9	44.7	59.2	60.9	57.0
Net attributable income	31.8	62.7	34.0	34.6	48.0	51.3	46.1

Analysis by business areas Santander Central Hispano	74	January	• September 2002

Total Portugal
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	172.1	176.3	173.6	181.2	174.3	162.0	156.4
Net fees and commissions	49.0	45.0	46.6	54.5	50.3	52.0	55.1
Basic revenue	221.1	221.4	220.2	235.6	224.6	214.1	211.5
Trading gains	8.8	7.1	16.8	15.7	10.0	13.9	22.4
Net operating revenue	229.9	228.5	237.0	251.3	234.6	228.0	233.8
Personnel and general expenses	(118.6)	(119.6)	(111.0)	(122.4)	(110.1)	(108.0)	(107.5)
a) Personnel expenses	(78.2)	(82.2)	(72.9)	(82.2)	(69.0)	(69.9)	(70.6)
b) General expenses	(40.4)	(37.3)	(38.1)	(40.2)	(41.1)	(38.1)	(36.9)
Depreciation	(13.9)	(14.6)	(16.8)	(20.7)	(13.1)	(14.3)	(15.7)
Other operating costs	(0.4)	(0.4)	(0.5)	(0.8)	(0.4)	(1.4)	(1.0)
Net operating income	97.0	93.9	108.6	107.4	111.0	104.3	109.6
Income from equity - accounted holdings	(0.5)	0.8	1.3	1.3	1.2	(0.1)	(2.3)
Other income	(12.1)	(7.8)	(31.7)	(12.5)	(22.0)	(15.5)	2.9
Net provisions for loan - losses	(20.3)	10.8	(11.9)	(32.2)	(3.1)	(12.9)	(23.8)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before taxes	64.1	97.7	66.4	64.0	87.1	75.7	86.3
Net consolidated income	51.4	78.8	53.3	53.4	67.8	66.0	73.9
Net attributable income	39.1	65.7	43.1	43.2	56.5	56.3	62.9

(*)	Includes Retail Banking, Asset Management and Global Wholesale Banking

Analysis by business areas Santander Central Hispano	75	January	• September 2002

Consumer Financing in Europe
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	102.4	95.0	88.4	108.1	119.3	202.1	178.1
Net fees and commissions	16.5	24.9	34.3	28.3	18.0	65.7	37.2
Basic revenue	119.0	119.8	122.7	136.4	137.3	267.8	215.3
Trading gains	0.3	0.5	(2.4)	1.0	0.1	(0.5)	(0.4)
Net operating revenue	119.2	120.3	120.3	137.4	137.4	267.4	214.9
Personnel and general expenses	(62.5)	(62.5)	(62.1)	(65.3)	(67.2)	(106.6)	(94.7)
a) Personnel expenses	(32.6)	(33.4)	(33.3)	(34.4)	(35.2)	(58.3)	(50.2)
b) General expenses	(29.8)	(29.0)	(28.8)	(31.0)	(32.0)	(48.2)	(44.4)
Depreciation	(6.4)	(7.0)	(7.7)	(8.8)	(8.4)	(14.4)	(11.7)
Other operating costs	3.3	3.6	4.1	4.0	4.3	4.7	4.6
Net operating income	53.7	54.4	54.6	67.3	66.1	151.1	113.2
Income from equity - accounted holdings	0.0	1.0	0.9	(1.2)	2.1	3.3	4.0
Other income	(5.9)	0.2	(3.4)	1.7	(1.6)	0.7	1.9
Net provisions for loan - losses	(15.3)	(18.2)	(21.6)	(20.2)	(22.1)	(46.5)	(47.7)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before taxes	32.5	37.5	30.5	47.6	44.6	108.6	71.3
Net consolidated income	23.3	28.4	24.0	39.2	32.0	73.2	47.4
Net attributable income	23.1	26.4	23.1	37.8	30.9	71.7	45.9

Analysis by business areas Santander Central Hispano	76	January	• September 2002

On-line Banking
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	11.2	12.9	14.4	15.3	9.9	24.9	17.7
Net fees and commissions	15.7	5.4	10.6	10.5	10.7	12.3	10.2
Basic revenue	26.9	18.3	25.0	25.8	20.6	37.1	27.9
Trading gains	0.1	0.5	(0.1)	3.0	7.9	(5.7)	0.1
Net operating revenue	27.0	18.8	24.9	28.8	28.5	31.4	28.0
Personnel and general expenses	(26.8)	(31.2)	(27.0)	(23.7)	(27.7)	(26.1)	(21.7)
a) Personnel expenses	(8.8)	(9.5)	(9.3)	(9.5)	(9.5)	(9.1)	(8.9)
b) General expenses	(18.0)	(21.7)	(17.7)	(14.2)	(18.3)	(17.0)	(12.7)
Depreciation	(0.7)	(0.6)	(1.5)	(1.0)	(1.4)	(1.5)	(1.9)
Other operating costs	(0.2)	(0.4)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)
Net operating income	(0.8)	(13.4)	(3.9)	3.8	(1.0)	3.5	4.2
Income from equity - accounted holdings	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other income	0.0	0.1	0.0	0.1	0.1	(0.0)	0.2
Net provisions for loan - losses	(3.7)	(4.9)	(6.1)	(6.1)	(4.3)	(6.7)	(5.4)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before taxes	(4.4)	(18.2)	(10.0)	(2.2)	(5.2)	(3.3)	(1.0)
Net consolidated income	(6.1)	(16.7)	(8.4)	(2.2)	(5.1)	(3.1)	(0.9)
Net attributable income	(6.1)	(14.6)	(8.8)	(2.4)	(4.9)	(3.1)	(0.9)

Analysis by business areas Santander Central Hispano	77	January	• September 2002

Retail Banking Latin America
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	1,397.0	1,467.5	1,375.5	1,457.0	1,309.0	1,170.9	1,088.4
Net fees and commissions	402.5	410.9	388.3	384.8	360.1	330.1	293.2
Basic revenue	1,799.4	1,878.4	1,763.8	1,841.8	1,669.1	1,501.0	1,381.6
Trading gains	117.2	164.1	101.3	168.7	192.3	(107.6)	(36.6)
Net operating revenue	1,916.7	2,042.5	1,865.2	2,010.4	1,861.4	1,393.4	1,345.0
Personnel and general expenses	(1,064.5)	(1,091.6)	(991.9)	(984.3)	(918.9)	(831.0)	(701.0)
a) Personnel expenses	(592.7)	(622.5)	(549.8)	(562.7)	(514.5)	(449.8)	(373.8)
b) General expenses	(471.8)	(469.1)	(442.0)	(421.6)	(404.4)	(381.1)	(327.2)
Depreciation	(105.4)	(113.5)	(108.5)	(109.4)	(98.8)	(88.4)	(77.7)
Other operating costs	(44.1)	(40.1)	(41.9)	(43.1)	(57.1)	(57.9)	(46.9)
Net operating income	702.7	797.3	722.9	873.5	786.7	416.1	519.3
Income from equity - accounted holdings	(1.9)	(3.2)	(6.0)	(4.2)	(0.3)	(2.8)	0.8
Other income	(101.4)	(152.9)	(83.2)	(212.3)	95.5	146.6	115.4
Net provisions for loan - losses	(146.4)	(201.9)	(289.8)	(341.0)	(426.9)	(230.7)	(296.3)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before taxes	452.9	439.3	343.9	316.0	454.9	329.1	339.2
Net consolidated income	385.2	414.9	392.0	190.9	386.5	321.4	205.2
Net attributable income	302.7	359.5	366.9	178.1	368.1	293.5	193.8

Analysis by business areas Santander Central Hispano	78	January	• September 2002

Total Latin America (*)
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	1,411.4	1,507.2	1,403.6	1,482.5	1,328.2	1,207.1	1,106.0
Net fees and commissions	582.0	589.3	570.9	542.3	514.4	470.5	417.1
Basic revenue	1,993.4	2,096.5	1,974.5	2,024.8	1,842.6	1,677.6	1,523.1
Trading gains	117.6	173.3	76.8	176.3	209.7	(103.1)	(35.0)
Net operating revenue	2,111.0	2,269.7	2,051.3	2,201.1	2,052.3	1,574.5	1,488.1
Personnel and general expenses	(1,143.7)	(1,178.1)	(1,075.2)	(1,072.2)	(984.1)	(890.3)	(752.0)
a) Personnel expenses	(646.9)	(678.1)	(602.7)	(617.5)	(556.0)	(486.4)	(406.4)
b) General expenses	(496.9)	(500.1)	(472.5)	(454.7)	(428.1)	(403.9)	(345.5)
Depreciation	(116.6)	(123.6)	(119.3)	(121.9)	(102.1)	(91.1)	(80.0)
Other operating costs	(44.4)	(39.3)	(42.4)	(42.8)	(57.3)	(58.6)	(46.8)
Net operating income	806.2	928.7	814.4	964.1	908.8	534.6	609.3
Income from equity - accounted holdings	16.3	(1.7)	5.0	15.7	9.2	5.3	7.0
Other income	(103.7)	(152.5)	(82.9)	(226.6)	74.4	121.6	121.5
Net provisions for loan - losses	(145.8)	(203.3)	(289.4)	(341.8)	(429.2)	(231.9)	(300.2)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before taxes	573.1	571.1	447.2	411.5	563.1	429.5	437.6
Net consolidated income	472.8	503.6	469.8	270.7	463.8	386.7	274.6
Net attributable income	368.1	440.2	434.7	263.8	443.8	357.4	262.0

(*)	Includes Retail Banking, Asset Management & Private Banking and Global Wholesale Banking

Analysis by business areas Santander Central Hispano                         79                                           January    •    September 2002

Asset Management & Private Banking
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	31.6	43.9	40.2	39.7	25.6	38.6	28.4
Net fees and commissions	222.1	229.3	220.2	192.8	202.8	187.4	169.4
Basic revenue	253.7	273.2	260.3	232.5	228.4	226.1	197.8
Trading gains	4.2	8.3	(12.6)	12.5	17.9	6.4	8.9
Net operating revenue	257.9	281.5	247.7	245.0	246.2	232.5	206.7
Personnel and general expenses	(112.8)	(120.1)	(109.9)	(120.7)	(99.3)	(89.2)	(85.5)
a) Personnel expenses	(73.2)	(75.6)	(69.0)	(75.7)	(61.4)	(54.2)	(53.4)
b) General expenses	(39.7)	(44.6)	(41.0)	(45.0)	(37.9)	(34.9)	(32.1)
Depreciation	(14.4)	(13.3)	(14.3)	(17.1)	(7.6)	(7.0)	(6.7)
Other operating costs	(0.1)	0.5	0.1	0.5	(0.1)	(0.7)	0.1
Net operating income	130.5	148.7	123.6	107.7	139.2	135.7	114.6
Income from equity - accounted holdings	21.6	6.2	15.1	20.3	14.1	19.2	4.4
Other income	(3.7)	(4.5)	3.0	(16.3)	(19.3)	(27.3)	4.9
Net provisions for loan - losses	0.3	(0.6)	(1.2)	(1.4)	(0.1)	(1.2)	(1.1)
Goodwill amortization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before taxes	148.7	149.8	140.5	110.4	133.9	126.4	122.8
Net consolidated income	106.3	99.3	100.3	82.3	92.1	82.1	86.3
Net attributable income	86.6	91.7	90.2	87.9	90.3	80.7	85.1

Analysis by business areas Santander Central Hispano                         80                                           January    •    September 2002

Global Wholesale Banking
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	121.5	163.4	137.0	148.3	127.8	138.6	111.6
Net fees and commissions	101.0	89.0	92.0	88.6	96.2	88.2	75.3
Basic revenue	222.5	252.4	228.9	236.9	224.1	226.7	186.9
Trading gains	43.0	27.3	13.6	(6.2)	52.3	(6.3)	(33.5)
Net operating revenue	265.5	279.6	242.6	230.7	276.4	220.4	153.4
Personnel and general expenses	(105.6)	(104.6)	(115.6)	(108.8)	(99.4)	(101.9)	(96.9)
a) Personnel expenses	(70.0)	(69.8)	(76.4)	(67.5)	(67.6)	(68.6)	(65.0)
b) General expenses	(35.6)	(34.8)	(39.2)	(41.3)	(31.8)	(33.3)	(31.9)
Depreciation	(5.9)	(6.7)	(7.5)	(5.9)	(6.0)	(7.2)	(7.4)
Other operating costs	0.9	0.0	(0.2)	(0.4)	(0.1)	(0.1)	(0.9)
Net operating income	154.9	168.4	119.2	115.7	170.8	111.1	48.2
Income from equity - accounted holdings	0.0	0.0	0.0	0.0	0.0	0.0	(1.6)
Other income	(3.7)	(0.9)	(9.2)	(4.1)	(16.8)	2.9	9.6
Net provisions for loan - losses	(28.6)	(17.2)	1.9	(21.9)	(15.5)	(67.4)	14.1
Goodwill amortization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income before taxes	122.6	150.3	111.9	89.7	138.4	46.6	70.3
Net consolidated income	90.8	114.7	83.9	86.9	112.5	29.9	38.1
Net attributable income	88.2	114.5	83.5	87.1	112.3	29.7	37.9

Analysis by business areas Santander Central Hispano                         81                                           January    •    September 2002

Corporate Center
EUR Million

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net interest revenue	(161.5)	13.5	(178.8)	(79.6)	(85.5)	53.9	(84.5)
Net fees and commissions	(7.1)	(2.2)	(0.7)	(1.4)	1.4	1.7	23.1
Basic revenue	(168.5)	11.3	(179.6)	(81.0)	(84.1)	55.6	(61.3)
Trading gains	44.4	(26.1)	45.2	(130.1)	(50.8)	92.2	(35.9)
Net operating revenue	(124.1)	(14.8)	(134.3)	(211.1)	(134.9)	147.8	(97.2)
Personnel and general expenses	(24.1)	(16.8)	(10.9)	(26.1)	(11.9)	(23.0)	(7.3)
a) Personnel expenses	(7.5)	(8.5)	(8.8)	(9.7)	(7.0)	(6.5)	(4.1)
b) General expenses	(16.5)	(8.3)	(2.1)	(16.5)	(4.9)	(16.4)	(3.3)
Depreciation	(20.3)	(21.1)	(22.5)	(27.5)	(26.6)	(24.5)	(23.0)
Other operating costs	0.3	0.4	(0.2)	0.9	0.2	0.1	17.7
Net operating income	(168.1)	(52.3)	(167.9)	(263.7)	(173.2)	100.4	(109.8)
Income from equity - accounted holdings	191.4	(34.5)	202.1	49.3	150.7	(70.2)	29.8
Other income	384.4	1,111.5	177.9	165.2	(83.3)	(73.9)	(26.2)
Net provisions for loan - losses	(53.6)	(114.0)	(71.4)	263.7	80.9	(31.5)	(2.5)
Goodwill amortization	(351.0)	(952.1)	(192.0)	(377.8)	(152.9)	(224.8)	(175.8)
Income before taxes	3.1	(41.5)	(51.4)	(163.5)	(177.7)	(300.0)	(284.5)
Net consolidated income	1.0	(71.2)	(151.5)	(56.9)	(145.0)	(255.7)	(111.0)
Net attributable income	(129.5)	(222.1)	(280.8)	(210.4)	(265.0)	(348.4)	(199.3)

Analysis by business areas Santander Central Hispano                         82                                           January    •    September 2002

ACTIVITY AND RESULTS

January - September 2002

October 30, 2002

Santander Central Hispano

Santander Central Hispano cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

Distribution of information in The United States of America:

AGENDA

- **Key points of the quarter**
- Group results
- Performance by Business Areas
- Risk management
- Capital management
- Conclusions

Santander Central Hispano

3

Key points of the quarter

- Net attributable income in line with the forecast for the whole year with good performance of the most recurrent businesses
- Brazil's risk profile is reduced
- Argentina improves its position despite the lack of a new economic framework. Its financial statements continue to be provisional and the results have been neutralized
- Earnings and business:
  - Good business performance in Spain and Europe
  - Negative impact of exchange rates (Latin America) and of trading gains
  - Cost control. Improved efficiency. Additional programs for cost reduction
- Excellent risk performance
- Improvement in the Group's capital ratios

Santander Central Hispano

4

Brazil. Main aspects

- Public debt portfolio
- Loan portfolio
- Value of the franchise. Generation of recurrent income
- January-September 2002 results

Santander Central Hispano
5

Brazil. Public debt portfolio

- Public debt portfolio* at 30.09.02 US$4,200 million
- Impact of portfolio adjustment:
  - Against earnings: EUR 316 million
  - Against reserves: EUR 202 million
- Portoflio features:
  - Domestic debt in local currency
  - Today, mark to market portfolio
  - Weight of the portfolio is similar to that of our peer group: 27% of total assets
  - The portfolio covers the excess liquidity

(*) Excluded US$1,286 million of pension bond

Santander Central Hispano

6

Brazil. Portfolio of loans

- Bank bought after write-offs. Good quality portfolio
- Loans EUR 3,500 mill.
- Good portfolio composition
- No deterioration in NPLs. Good coverage level

Structure of loans + Contingent liabilities

Individuals
34%
Corporate
55%
11%
SMEs

NPLs and NPL coverage

Coverage
148%
178%
174%
NPLs
5.3%
3.8%
3.6%
Sep '01
Jun '02
Sep '02

Santander Central Hispano
7

Brazil. Franchise with high commercial value

- Santander Banespa focused on Sao Paulo
- Good customer profile: higher market share than rivals in more attractive socioeconomic classes
- High affinity (37% with payroll) and customer loyalty (75% of current accounts with more than 3 years)
- Room for improvement and penetration capacity with high value products for our customers:
  - Example of placement: 18,000 new voluntary pension fund customers in 9 months
- Better costs performance. Group efficiency higher than that of rivals

Capacity to generate recurrent revenues

Santander Central Hispano
8

Brazil. Results
EUR Million

Jan-Sep'02	Amount	% var. YoY EUR	% var. YoY excl. exch. rate effect
Basic revenue	2,012	+6.3	+21.6
Trading gains	-314	n.m.	n.m.
Pers.+ gen. exp.	-766	-26.5	-11.2
Net oper. income	796	-1.1	+14.2
Net attrib. income	452	+6.2	+22.6

	Sep '02	Sep '01
NPL ratio	3.55	5.29
NPL coverage	174.2	148.4

Recurrency ratio

50.0%
64.7%
Jan-Sep'01
Jan-Sep'02

Efficiency ratio

54.3%
45.1%
Jan-Sep'01
Jan-Sep'02

Santander Central Hispano

9

Argentina

- Consolidation continues on the basis of provisional data. Argentina's earnings have been neutralized
- Current situation:
  - Investment fully covered (with goodwill), all intragroup cross-border and cross-border needing provisions with third parties that is required by regulations
  - Better liquidity after partial easing of the "corralito" deposits freeze
  - Fees and commissions cover almost all of spending
  - Balance sheet reduced by 75%
- Our continued presence depends on whether the financial system remains viable and profitable. Lack of regulatory definition.

Santander Central Hispano
10

AGENDA

- Key points of the quarter
- **Group results**
- Performance by Business Areas
- Risk management
- Capital management
- Conclusions

Santander Central Hispano

11

Impact of exchange rates

Sep'02 / Sep'01

Average exch. rate variation: Impact on results (%)

Estimated average impact	
on the Group	**-8.1**
on Latin America	**-15.0**
Main currencies:	
US$	-3.3
Brazilian real	-15.3
Chilean peso	-11.9
Mexican peso	-4.2
Venezuelan bolivar	-32.4

Average exch. rate variation: Impact on balance sheet (%)

Estimated average impact	
on the Group	**-6.1**
on Latin America	**-19.7**
Main currencies:	
US$	-7.4
Brazilian real	-37.4
Chilean peso	-13.6
Mexican peso	-14.1
Venezuelan bolivar	-53.2

Note: in addition, Argentine peso variation:
average rate: -66.2%; final rate: -75.3%

Santander Central Hispano
12

Group net attributable income in line with the goals for the year

EUR million

1,861
1,722
-7.5%
Jan-Sep'01
Jan-Sep'02

In line with the Group's goals for the whole year:
EUR 2,250 million

Nota: Total Group excluding Argentina

Santander Central Hispano
13

Group results
EUR million

	Jan-Sep 2002	% var.
Net interest rev.	7,197.1	2.11
Basic revenue	10,375.7	2.69
Net oper. revenue	10,526.7	-1.82
Net oper. income	4,336.9	7.64
Net oper. inc. excl div. + trad. gains	3,759.4	25.47
Net attrib. income	1,721.9	-7.47

- Impact of exchange rates
- Improvement in net fees and commissions
- Strong negative impact of trading gains
- Excellent performance of operating costs
- Good performance of recurrent businesses
- Growth in net operating income is not fully reflected in the bottom line because of increased provisions and allowances

Nota: Total Group excluding Argentina

Santander Central Hispano

14

Trading gains
EUR million

Trading gains, year to date
618
151
Jan-Sep'01
Jan-Sep'02

Quarterly trading gains
Brazil
-195 -155
227
173
218
171
236
-10
-75
Q1'01
Q2
Q3
Q4
Q1'02
Q2
Q3

Note: Total Group excluding Argentina

Santander Central Hispano
15

Cost discipline

Personnel + general expenses

Variation Jan-Sep'02 / Jan-Sep'01

	Euro	Exch. rate excluded
Spain	-2.0%	-2.0%
Abroad	-13.2%	-3.1%
Total	**-8.6%**	**-2.6%**

Efficiency ratio

54.8%
-3.8 p.p.
51.0%
Jan-Sep'01
Jan-Sep'02

Strategic goal: cost discipline

Note: Total Group excluding Argentina

Santander Central Hispano
16

Net operating income
EUR million

4,029
+662
+9%
+275
+9%
+156
-3%
-50
-439
-296
4,337
+EUR 1,093 million
+27%
Net operating income Jan-Sep'01
Net interest revenue
Net fees and commissions
Personnel + general expenses
Other operating costs
Trading gains (Brazil)
Exchange rates
Net operating income Jan-Sep'02

Note: Total Group excluding Argentina

17

Net operating income excluding dividends and trading gains

EUR million

949
1,015
1,033
1,166
1,207
1,293
1,321
1,260
Exchange rate effect
+22.0%
Q1'01
Q2
Q3
Q4
Q1'02
Q2
Q3

Note: Total Group excluding Argentina

Santander Central Hispano

18

Effort in provisions and allowances

EUR million

	Jan-Sep'02	Jan -Sep'01	Variation Amount	Variation %
Net operating income	**4,336.9**	**4,028.9**	**308.0**	**7.64**
Inc. from equity-acc. holdings	183.1	439.4	-256.3	-58.33
Net provisions for loan-losses	-1,107.9	-1,153.3	45.4	-3.93
Goodwill amortization	-553.5	-1,495.1	941.6	-62.98
Earnings from Group transact.	199.3	598.0	-398.7	-66.67
Other income	-334.5	721.5	-1,056.0	--
Taxes and minority interests	-1,001.4	-1,278.5	277.1	21.67
Net attributable income	**1,721.9**	**1,860.9**	**-139.0**	**-7.47**

Note: Total Group excluding Argentina

Santander Central Hispano

19

AGENDA

- Key points of the quarter
- Group results
- **Performance by Business Areas**
- Risk management
- Capital management
- Conclusions

Santander Central Hispano

20

Summary of business areas. Detail of earnings
EUR million and % over Jan-Sep'01

Net operating income +7.6% [+15.0%]

European Retail B.
2,143
+19.9%
Retail B. Latam
1,706
-8.3% [+5.8%]
Asset Mgmt & Priv. B.
341
+3.9% [+9.5%]
Global Wholes. B.
330
-25.4%
Corporate Center
-183
+53.0%

Net attributable income -7.5% [+0.6%]

European Retail B.
1,243
+19.4%
Retail B. Latam
856
-6.1% [+10.1%]
Asset Mgmt & Priv. B.
256
+0.4% [+6.3%]
Global Wholes. B.
180
-37.1%
Corporate Center
-813
-28.5%

Nota: Data excluding Argentina
Data in brackets: exchange rate effect excluded

Santander Central Hispano
21

European Retail Banking.
Good pace of growth in net operating income and net attributable income ...

EUR million and % over Jan-Sep'01

Net operating income +19.9%

SAN
1,059
+11.4%
Banesto
469
+10.3%
Portugal
278
+4.3%
Cons. Fin.
330
+102.9%

Net attributable income +19.4%

SAN
622
+14.5%
Banesto
336
+3.0%
Portugal
145
+13.2%
Cons. Fin.
149
+104.5%

Banesto's net attributable income affected by the higher tax burden. Income before taxes: +12.4%

Santander Central Hispano

22

European Retail Banking.
... benefited from higher net fees and commissions and lower expenses

EUR million and % over Jan-Sep'01

Net fees and commissions +9.2%

SAN
865
+6.9%
Banesto
323
+2.3%
Portugal
133 +12.1%
Cons. Fin.
121 +59.8%

Net operating revenue +7.7%

SAN
2,455
+1.9%
Banesto
1,112
+3.5%
Portugal
636 -1.8%
Cons. Fin.
620 +72.2%

Personnel + general expenses -0.3%

SAN
1,224
-4.0%
Banesto
562
-1.1%
Portugal
313 -6.6%
Cons. Fin.
268 +43.5%

Santander Central Hispano
23

European Retail Banking. Activity
EUR billion

Total loans

101.2
+12.2%
113.5
Sep'01
Sep'02

Customer funds

92.7
+5.4%
97.8
Sep'01
Sep'02

Mutual funds *

45.4
+8.6%
49.3
Sep'01
Sep'02

Pension funds

4.9
+11.8%
5.4
Sep'01
Sep'02

Securitization effect excluded in loans

* Supersatisfacción and Super Rendimiento Included

Santander Central Hispano
24

Santander Central Hispano Retail Banking

EUR billion

Total loans

51.9
+4.5%
54.2
Sep'01
Sep'02

Mortgages

22.9
+13.2%
25.9
Sep'01
Sep'02

Deposits excluding REPOs

40.4
+5.0%
42.5
Sep'01
Sep'02

Mutual funds *

34.9
+5.9%
37.0
Sep'01
Sep'02

Securitization effect excluded in loans

* Supersatisfacción and Super Rendimiento Included

Santander Central Hispano

25

Banesto. Activity
EUR million

Loans

Total

+14%
26.7
23.4
Sep'01
Sep'02

Mortgages

+25%
10.4
8.3
Sep'01
Sep'02

Customer funds

On balance sheet

+7%
28.1
26.1
Sep'01
Sep'02

Mutual funds

8.6
7.9
+9%
Sep'01
Sep'02

Securitization effect excluded in loans

Santander Central Hispano
26

Mutual funds in Spain.
Market share in assets under management

Jan'02
Sep'02
20.4%
22.1%
21.0%
20.1%
5.7%
5.5%
4.6%
4.8%
3.2%
3.1%
4.7%
4.8%
4.4%
4.2%
SAN
BBVA
Caixa
Banesto
Popular
Caja Madrid
Ahorro Corp.

Excluding Real Estate Mutual Funds
Source: Inverco

Santander Central Hispano

27

We maintain a good level of activity in the rest of Europe

EUR million

Portugal

Loans

18,100
+11%
20,106
Sep'01
Sep'02

Total customer funds

19,940
+9%
21,826
Sep'01
Sep'02

Consumer Financing

Lending

8,435
+57%
13,252
Sep'01
Sep'02

New loans

6.685
+14%
7.651
Sep'01
Sep'02

Santander Central Hispano
28

Total Latin America*.
Heavy impact of trading gains and exchange rates

EUR million and % over Jan-Sep'01

Net operating income -5.9% [+7.7%]

Mexico	599	-5.7% [-1.6%]
Brazil	796	-1.1% [+14.2%]
Chile	459	+1.6% [+13.4%]
P. Rico	90	-34.9% [-31.6%]
Venezuela	312	+52.4% [+83.9%]

Net attributable income -4.3% [+10.7%]

Mexico	586	+27.3% [+31.4%]
Brazil	452	+6.2% [+22.6%]
Chile	229	-1.1% [+12.9%]
P. Rico	5	-87.8% [-84.5%]
Venezuela	158	+23.9% [+55.0%]

Note: Data excluding Argentina

(*) Retail B. + Global Wholesale B. + Asset Mgmt & Priv. B.
Data in brackets: exchange rate effect excluded

Santander Central Hispano

29

Total Latin America. Detail by countries *
In the main countries, focus on generating recurrent revenues and on cost reduction

EUR million and % over Jan-Sep'01

Net fees and commissions
-1.9% [+9.8%]

Mexico
356
+0.7% [+4.8%]
Brazil
496
-5.0% [+10.2%]
Chile
157
-2.8% [+8.8%]
P. Rico
56
+14.3% [+17.6%]
Venezuela
89
-5.1% [+25.6%]

Personnel + general expenses
-15.7% [-4.1%]

Mexico
647
-12.6% [-8.4%]
Brazil
766
-26.5% [-11.2%]
Chile
344
-9.3% [+2.5%]
P. Rico
152
+0.1% [+3.3%]
Venezuela
215
-17.3% [+14.5%]

Note: Data excluding Argentina

(*) Retail B. + Global Wholesale B. + Asset Mgmt & Priv. B.

Data in brackets: exchange rate effect excluded

Santander Central Hispano

30

Total Latin America *.
In the rest of the countries **: refocus of the Group's business with sharp reduction of risks and costs.

EUR million

Net attributable income

-11.2
-76.4
2001
Jan-Sep'02

Total loans

2,672
-32.9%
1,792
Sep'01
Sep'02

Reduction of operational resources

-21.1%
-22.5%
Branches
Staff

(*) Retail B. + Global Wholesale B. + Asset Mgmt & Priv. B.
(**) Bolivia, Colombia, Paraguay, Peru and Uruguay

Santander Central Hispano

31

Asset Management and Private Banking
In a difficult environment, net operating income and net attributable income continue to grow ...

EUR million and % over Jan-Sep'01

Net operating income
+3.9% [+9.5%]

328
341
2001
2002

Net attributable income
+0.4% [+6.3%]

255
256
2001
2002

Note: Data excluding Argentina
Data in square brackets: exchange rate effect excluded

Santander Central Hispano

32

Asset Management and Private Banking
... due to higher net fees and commissions and lower expenses

EUR million and % over Jan-Sep'01

Net fees and commissions +2.8% [+7.2%]

512
526
2001
2002

Personnel + general exp. -4.7% [-2.0%]

264
251
2001
2002

- Mutual funds in Spain: increase in market share (+1.3 p.p. o/ Dec'01)
- Insurance in Spain: focus on sales: +10% in life-risk policies; +48% in household policies (over the end of 2001)
- Latin America: increase in fees from mutual funds (+23% in euro terms)

Note: Data excluding Argentina
Data in square brackets: exchange rate effect excluded

Santander Central Hispano
33

Global Wholesale Banking
Heavy impact of the markets and of provisions and allowances

EUR million and % over Jan-Sep'01

Net operating income
-25.4%
442
330
2001
2002

Net attributable income
-37.1%
286
180
2001
2002

Note: Data excluding Argentina

Santander Central Hispano
34

Global Wholesale Banking
Impact of the markets on securities services fees and trading gains

EUR million and % over Jan-Sep'01

Basic revenue -8.1%

694
638
2001
2002

Trading gains -85.9%

89
12
2001
2002

- Sharp fall in revenues, not offset by the significant cost reduction: -7.0%

Note: Data excluding Argentina

Santander Central Hispano
35

Global Wholesale Banking
This Area's businesses performed differently

- **Corporate Banking in Spain**: growth still weak, but improving in spreads on loans and in growth rates

	% variation '02/'01		
	Jan-Mar	Jan-Jun	Jan-Sep
Net interest revenue	-13.0	-0.4	+1.3
Net fees and comm.	+1.2	+4.4	+6.8
Net operating income	-11.2	+3.8	+6.3

- **Treasury and Investment Banking**: more affected by the markets

Santander Central Hispano

36

Summary of business areas. Detail of earnings

EUR million and % over Jan-Sep'01

Net operating income
+7.6% [+15.0%]

European Retail B.
2,143
+19.9%
Retail B. Latam
1,706
-8.3% [+5.8%]
Asset Mgmt & Priv. B.
341
+3.9% [+9.5%]
Global Wholes. B.
330
-25.4%
Corporate Center
-183
+53.0%

Net attributable income
-7.5% [+0.6%]

European Retail B.
1,243
+19.4%
Retail B. Latam
856
-6.1% [+10.1%]
Asset Mgmt & Priv. B.
256
+0.4% [+6.3%]
Global Wholes. B.
180
-37.1%
Corporate Center
-813
-28.5%

Nota: Data excluding Argentina
Data in brackets: exchange rate effect excluded

Santander Central Hispano

37

AGENDA

- Key points of the quarter
- Group results
- Performance by Business Areas
- **Risk management**
- Capital management
- Conclusions

Santander Central Hispano

38

Risk management: high diversification

- Risk management at the local level
- Focused on Europe and investment-grade countries: 95% of total loans
- High degree of diversification by sectors and debtors
- Very low exposure to corporate high risk

Total credit risk

Europe
76.9%
Latam.
20.7% (*)
2.4%
Rest

Only 5% of total loans in non investment-grade countries

(*) Argentina: 1.3%

Santander Central Hispano
39

Risk management: low risk profile

- High percentage of secured loans in total loans: 35.4%
- Counterparty risk: 88% of risks with A rated entities or higher
- Country-risk that needs provisions with third parties: US$102 million (Brazil: 31 million)

Secured loans as % of total Group loans (*)

29.7%
32.8%
35.4%
Dec'00
Dec'01
Sep'02

Distribution of risks by counterparty rating

11%
59%
19%
3%
9%
AAA
AA
A
BBB
Exc. rating

(*) Spanish Public Sector excluded

Santander Central Hispano
40

NPL ratio
In percentage terms

Total Group
2.26
2.08
1.86
1.89*
Dc'00
Sp'01
Dc'01
Sp'02

Spain
0.81
0.82
0.88
0.98
Dc'00
Sp'01
Dc'01
Sp'02

Latin America
4.52
3.99
3.33
3.14*
Dc'00
Sp'01
Dc'01
Sp'02

(*) Excluding Argentina

Santander Central Hispano

41

NPL coverage ratio
In percentage terms

Total Group

123
139
143
142*
Dc'00
Sp'01
Dc'01
Sp'02

Spain

192
210
206
192
Dc'00
Sp'01
Dc'01
Sp'02

Latin America

110
126
129
139 *
Dc'00
Sp'01
Dc'01
Sp'02

(*) Excluding Argentina

Santander Central Hispano
42

AGENDA

- Key points of the quarter
- Group results
- Performance by Business Areas
- Risk management
- **Capital management**
- Conclusions

Santander Central Hispano
43

Capital management. BIS ratio goal ≥ 12%

Average '89 - '01
12.1%
13.6%
12.9%
12.7%
12.5%
11.4%
11.7%
12.9%
13.1%
12.0%
12.0%
10.9%
10.6%
10.3%
10.8%
Acquisition of Banesto
Acquisitions in Europe and Latin America
Depreciation of Latam currencies
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
Sp'02

Note: Composition of the Group at each date

Santander Central Hispano

44

Capital management. Tier I ratio goal ≥ 8%

Tier I
8.2%
7.6%
8.0%
7.3%
Core capital
4.7%
4.3%
5.1%
4.4%
1999
2000
2001
Sp'02

Note: Composition of the Group at each date

Santander Central Hispano
45

Capital management. Recovery of ratios

BIS ratio
10.8%
11.6%
Tier I
7.3%
7.7%
Core capital
4.4%
5.0%
Sep'02
After operations

Operations

- Public offering of Banesto's preferential subscription rights
- Bital operation
- Securitizations

- Reduced capital exposure to local currencies
- High capacity for recurrent generation of shareholders' equity every year:
  - Around 1% of Tier I and core capital
  - 1,65% of BIS ratio

Santander Central Hispano

46

AGENDA

- Key points of the quarter
- Group results
- Performance by Business Areas
- Risk management
- Capital management
- **Conclusions**

Santander Central Hispano

47

Summary

- Net attributable income in line with the forecast for the whole year
- Supported by the good performance of the Group's business in Spain and Europe
- Heavy impact of exchange rates (Latin America) and trading gains (Brasil)
- This impact hides the positive performance in Latin American retail activities
- Further improvement in costs and efficiency
- Management of the sources of volatility in Brazil and Argentina
- Excellent risk performance
- Improvement of the capital ratios

Santander Central Hispano

48

Our business model

Growth	Efficiency	Credit quality	Capital base	Diversification
■ Customer base with high potential ■ i-03 Plan	■ Cost reduction ■ New IT platform ■ Integration: Chile, Mexico ■ Altair Platform	■ Local-based management ■ No corporate high risk ■ 95% of total loans in investment-grade countries	■ Improvement of ratios ■ Sharp reduction of our exposure to local currencies ■ High generation of recurrent revenues	■ 82% Retail B. ■ 49% European Retail B. ■ Market share ≥10% in key businesses and markets
↓	↓	↓	↓	↓
Market share gain in revenues	**Discipline in costs**	**Low risk portfolio with limited losses**	**Growth capacity**	**Recurrence Competitive advantages**

BETTER POSITIONED TO FACE THE FUTURE

Santander Central Hispano
49

Appendix

- **Group results and balance sheet**
- European Retail Banking
- Latin America

Santander Central Hispano

51

Group Results

EUR Million

	Jan-Sep 2002	Jan-Sep 2001	% total var.	% var. excl. Argentina
NET INTEREST REVENUE	7,279.3	7,584.5	-4.02	2.11
Net fees and commissions	3,303.3	3,495.7	-5.50	4.04
BASIC REVENUE	10,582.6	11,080.2	-4.49	2.69
Trading gains	178.4	605.8	-70.56	-75.57
NET OPERATING REVENUE	10,760.9	11,686.0	-7.92	-1.82
Personnel & general expenses	-5,508.6	-6,320.1	-12.84	-8.58
Other operating expenses	-850.8	-899.4	-5.40	0.16
NET OPERATING INCOME	4,401.6	4,466.5	-1.45	7.64
Income from equity-acc. holdings	182.6	440.4	-58.52	-58.33
Net provisions for loan-losses	-1,429.6	-1,324.4	7.94	-3.93
Goodwill amortization	-553.5	-1,495.1	-62.98	-62.98
Group transactions + extraord.	136.2	1,306.9	-89.58	n.m.
Corporate tax + Minority interests	-1,015.4	-1,401.5	-27.55	-21.67
NET ATTRIBUTABLE INCOME	1,721.9	1,992.8	-13.59	-7.47

Santander Central Hispano
52

Performance of the Group´s main business indicators
EUR Million

	30.09.02	% total var.	% var. excl. Argentina	% var. excl Arg + Exch. r.
Loans (gross)	169,703	-1.9	1.0	6.4
Total customer funds on balance sheet	217,730	-4.1	-1.7	5.1
Mutual funds	66,518	3.0	5.1	10.1
Pension funds	16,693	-11.4	7.2	16.2
Total customer funds	308,735	-2.8	0.3	6.9

Santander Central Hispano
53

Total loans (excluding Argentina)
EUR Million

172,072
+5,860
+5,323*
-180
-452
-8,967
+1,116
174,772
+10,551
Sep. '01
Spain
Rest of Europe
Latin America
Rest
Exchange rate effect
Securitiz. Effect
Sep. '02

(*) Effect of the incorporation of AKB: EUR 4,147 million

Santander Central Hispano
54

Total loans to the private sector
EUR Million

Total private sector *
+5.3%
82,672
84,722
84,262
86,174
87,010
+1.0%
Sep.'01
Dec.'01
Mar.'02
Jun.'02
Sep.'02

Secured loans *
+16.2%
31,226
33,028
33,527
34,927
36,291
+3.9%
Sep.'01
Dec.'01
Mar.'02
Jun.'02
Sep.'02

(*) Including securitization;
Total private sector: +6.1%; Secured loans: +16.5%

Santander Central Hispano
55

Total customer deposits (excluding Argentina)
EUR Million

165,522
+10,053
+1,495*
+3,035
+644
-10,773
169,976
+15,227
Sep. '01
Spain
Rest of Europe
Latin America
Rest
Exchange rate effect
Sep. '02

(*) Effect of the incorporation of AKB: EUR 1,164 million

Santander Central Hispano

56

Breakdown of mutual funds (excluding Argentina)
EUR Million

63,227
+3,531
+1,784
+1,084
-3,202
66,424
+6,399
Sep. '01
Spain
Latin America
Rest
Exchange rate effect
Sep. '02

Santander Central Hispano
57

Breakdown of pension funds (excluding Argentina)

EUR Million

13,423
+430
+1,580
+165
-1,212
14,386
+2,175
Sep. '01
Spain
Latin America
Rest
Exchange rate effect
Sep. '02

Santander Central Hispano
58

Appendix

- Group results and balance sheet
- **European Retail Banking**
- Latin America

Santander Central Hispano

59

Santander Central Hispano Retail Banking results

EUR Million

14.5% increase in net attributable income due to:

- Defense of spreads in an environment of lower interest rates
- Increase in net fees and commissions
- Cost reduction

543.4
-4.1
-0.3%
+55.6
+6.9%
-4.6
-12.9%
+61.4
-4.2%
+3.2
-1.6%
-3.2
-30.9%
-29.7
+13.9%
622.0
J-S'01
- net interest revenue
+ net fees & commissions
- trading gains
- operating costs
- prov. for loan losses
- other income
+ taxes and minority int.
J-S'02

Santander Central Hispano

60

Santander Central Hispano Retail Banking.
We are still focused on both the reluanching of revenue ...
EUR Million

Net fees and commissions rose 10% over the same period of 2001

268
276
265
271
262
310
293
Q1'01
Q2
Q3
Q4
Q1'02
Q2
Q3

And continue to improve in 2002

-2.2%
5.2%
6.9%
J-M '02/'01
J-J '02/'01
J-S '02/'01

Santander Central Hispano
61

Santander Central Hispano Retail Banking.
…and cost cutting

Variation Jan-Sep'02 / Jan-Sep'01	
Personnel expenses	-2.2%
General expenses	-9.5%
Personnel + general exp.	**-4.0%**

Efficiency ratio

53.0%
-3.1 p.p.
49.9%
Jan-Sep'01
Jan-Sep'02

Santander Central Hispano
62

Banesto Group. Results
EUR Million

3.0%* increase in net attributable income due to:

- Good performance of net interest revenue
- Growth in net fees and commissions
- Flat costs

326.3
+28.8
+4.0%
+7.2
+2.3%
+1.5
+4.8%
+6.2
-1.0%
+26.2
-25.2%
-20.6
-27.0%
-39.4
+55.7%
336.2
J-S'01
+ net interest revenue
+ net fees & commissions
+ trading gains
- operating costs
- prov. for loan losses
- other income
+ taxes and minority int.
J-S'02

(*) Impact of higher tax burden. Income before taxes: +12.4%

Santander Central Hispano

63

Banesto Group
Net fees and commissions
EUR Million

- Increase due to typical banking business
- Negative impact of the markets on mutual funds and securities services fees

315.3
-0.7
-0.6%
-3.4
-12.4%
+7.1
+18.3%
+4.2
+3.1%
322.5
J-S '01
Managed funds
Securities services
Account management
Services and other (*)
J-S '02

(*) Commercial bills, credit and debit cards, guarantees, orders. etc.

Santander Central Hispano

64

Banesto Group
Efficiency ratio

Variation Jan-Sep'02 / Jan-Sep'01	
Personnel expenses	-1.3%
General expenses	-0.6%
Personnel + general exp.	**-1.1%**

Efficiency ratio

52.9%
-2.4 p.p.
50.5%
Jan-Sep'01
Jan-Sep'02

Santander Central Hispano
65

Banesto's capital increase

Operation structure	■ Two simultaneous operations expected for November: ❑ Capital increase (11.76% of the capital) ❑ Public offering of preferential subscription rights in Spain and a private placement elsewhere
Rationale of the operation	■ CNMV requirement to maintain a sufficient *free-float* ■ A large *free-float* enables Banesto to be adequately valued. ■ Essentially a domestic offering with a large retail component ■ Business development independent of Banesto ■ Expected pay-out policy of 50%
Financial impact	■ Neutral with regard to EPS ■ Estimated impact on SAN Group BIS ratio: 60 basis points

Santander Central Hispano
66

Appendix

- Group results and balance sheet
- European Retail Banking
- **Latin America**

Santander Central Hispano
67

Mexico
EUR Million

Jan-Sep'02	Amount	% var. YoY EUR	% var. YoY excl. exch. rate effect
Basic revenue	1,230	-7.5	-3.4
Trading gains	133	-33.9	-29.7
Pers.+ gen. exp.	-647	-12.6	-8.4
Net oper. income	599	-5.7	-1.6
Net attrib. income	586	+27.3	+31.4

	Sep '02	Sep '01
NPL ratio	1.17	1.68
NPL coverage	267.2	159.5

Recurrency ratio

47.8%
55.0%
Jan-Sep'01
Jan-Sep'02

Efficiency ratio

48.3%
47.4%
Jan-Sep'01
Jan-Sep'02

Santander Central Hispano
68

Chile
EUR Million

Jan-Sep'02	Amount	% var. YoY EUR	% var. YoY excl. exch. rate effect
Basic revenue	758	-9.9	+1.9
Trading gains	94	194.2	206.1
Pers.+ gen. exp.	-344	-9.3	+2.5
Net oper. income	459	+1.6	+13.4
Net attrib. income	229	-1.1	+12.9

	Sep '02	Sep '01
NPL ratio	3.43	3.34
NPL coverage	99.3	109.6

Recurrency ratio

42.5%
45.5%
Jan-Sep'01
Jan-Sep'02

Efficiency ratio

43.5%
40.5%
Jan-Sep'01
Jan-Sep'02

Santander Central Hispano
69

Puerto Rico
EUR Million

Jan-Sep'02	Amount	% var. YoY EUR	% var. YoY excl. exch. rate effect
Basic revenue	250	-7.7	-4.4
Trading gains	7	-79.2	-75.9
Pers.+ gen. exp.	-152	+0.1	+3.3
Net oper. income	90	-34.9	-31.6
Net attrib. income	5	-87.8	-84.5

	Sep '02	Sep '01
NPL ratio	2.56	2.21
NPL coverage	100.0	103.3

Recurrency ratio

32.5%
37.1%
Jan-Sep'01
Jan-Sep'02

Efficiency ratio

50.1%
59.1%
Jan-Sep'01
Jan-Sep'02

Santander Central Hispano
70

Venezuela
EUR Million

Jan-Sep'02	Amount	% var. YoY EUR	% var. YoY excl. exch. rate effect
Basic revenue	432	-14.0	+17.7
Trading gains	136	n.m.	n.m.
Pers.+ gen. exp.	-215	-17.3	+14.5
Net oper. income	312	+52.4	+83.9
Net attrib. income	158	+23.9	+55.0

	Sep '02	Sep '01
NPL ratio	10.98	6.12
NPL coverage	100.0	118.7

Recurrency ratio

36.2%
41.6%
Jan-Sep'01
Jan-Sep'02

Efficiency ratio

49.3%
37.8%
Jan-Sep'01
Jan-Sep'02

Santander Central Hispano
71

Retail Banking Latin America. Lower lending and heavy impact of exchange rates

EUR million

	30.09.02	% var. o/ 30. 09.01 (*)	% var. o/ 30.09.01 (**)
Loans (gross)	35,540	-20.0	-0.6
Customer funds on balance sheet	46,552	-20.4	-0.5
Mutual funds	10,685	-11.4	+14.8
Pension funds	8,487	+4.5	+19.5
Total customer funds	69,292	-16.0	+3.9

(*) Excluding Argentina
(**) Excluding Argentina and exchange rates

Santander Central Hispano

72

Customer loans (gross)

Market share

10.7%
10.0%
Sep '01
Latest available

EUR Million	Balance: Bal. 09.02	Balance: Var. o/ 09.01 (%)	Balance: Var.excl exch. r.(%)	Market share: Latest available
Brazil	3,495	-47.5	-10.1	4.4%
Mexico	14,316	-6.5	+7.6	12.7%
Chile	10,379	-14.7	-1.1	27.2%
Pto. Rico	4,427	-13.3	-5.9	12.6%
SUBTOTAL	**32,618**	**-16.7**	**+0.1**	**11.9%**
Venezuela	1,127	-54.9	-2.5	13.3%
Rest	4,142	-57.5	+3.5	5.6%
TOTAL	**37,887**	**-26.4**	**+0.7**	**10.7%**
Total excl. Argentina	**35,540**	**-20.0**	**-0.6**	

Santander Central Hispano
73

Customer funds on balance sheet

Market share (*)

10.8%
10.4%
Sep '01
Latest available

	Balance			Market share (*)
EUR Million	Bal. 09.02	Var. o/ 09.01 (%)	Var.excl exch. r.(%)	Latest available
Brazil	5,425	-33.3	+4.1	4.5%
Mexico	19,573	-10.2	+4.0	15.2%
Chile	12,796	-13.2	+0.4	26.1%
Pto. Rico	4,163	-24.6	-17.2	12.0%
SUBTOTAL	**41,956**	**-16.4**	**+0.6**	**11.2%**
Venezuela	1,942	-55.8	-3.2	13.4%
Rest	4,911	-58.0	-1.0	4.9%
TOTAL	**48,809**	**-26.4**	**+0.1**	**10.4%**
Total excl. Argentina	**46,552**	**-20.4**	**-0.5**	

(*) Market share in deposits

Santander Central Hispano
74

Mutual funds

Market share

8.3%
8.8%
Sep '01
Latest available

EUR Million	Balance: Bal. 09.02	Balance: Var. o/ 09.01 (%)	Balance: Var. excl exch. r.(%)	Market share: Latest available
Brazil	3,590	-42.4	-5.1	4.5%
Mexico	4,387	+14.9	+29.0	14.1%
Chile	1,727	+19.9	+33.5	22.5%
Pto. Rico (*)	605	218.7	+226.1	24.2%
SUBTOTAL	**10,308**	**-11.8**	**+14.6**	**8.6%**
Venezuela	5	-32.5	+20.7	8.8%
Rest	465	-73.3	-9.7	11.7%
TOTAL	**10,778**	**-19.8**	**+11.4**	**8.8%**
Total excl. Argentina	**10,685**	**-11.4**	**+14.8**	

(*) Market share includes managed portfolios.

Santander Central Hispano
75

Pension funds

Market share

14.0%
12.3%
Sep '01
Latest available

EUR Million	Balance: Bal. 09.02	Balance: Var. o/ 09.01 (%)	Balance: Var. excl exch. r.(%)	Market share: Latest available
Mexico	2,647	+14.5	+28.6	9.0%
Chile	3,750	-2.1	+11.5	11.1%
SUBTOTAL	**6,397**	**+4.1**	**+17.9**	**10.2%**
Rest	4,397	-40.6	+19.6	14.7%
TOTAL	**10,794**	**-20.3**	**+18.8**	**12.3%**
Total excl. Argentina	**8,487**	**+4.5**	**+19.5**	

Santander Central Hispano
76

Risk performance according to Bank of Spain criteria

NPL ratio (%)	Sep. 2002	Jun. 2002	Mar. 2002	Dec. 2001	Sep. 2001
Brazil	3.55	3.84	4.28	4.30	5.32
Mexico	1.17	1.01	1.23	1.49	1.68
Chile	3.43	2.59	3.08	3.01	3.34
Puerto Rico	2.56	2.12	2.64	2.45	2.21
SUBTOTAL	**2.37**	**2.12**	**2.48**	**2.57**	**2.94**
Venezuela	10.98	10.52	8.78	5.69	6.12
Rest	14.93	7.25	6.09	6.99	7.73
TOTAL	**4.05**	**3.01**	**3.19**	**3.33**	**3.98**
TOTAL EXCL. ARG.	**3.14**	**2.83**	**3.15**	**3.18**	**3.89**

Santander Central Hispano

77

Risk performance according to Bank of Spain criteria

NPL coverage (%)

	Sep. 2002	Jun. 2002	Mar. 2002	Dec. 2001	Sep. 2001
Brazil	174.2	177.8	166.7	175.0	148.2
Mexico	267.2	320.3	318.8	170.2	159.5
Chile	99.3	105.4	118.3	113.1	109.6
Puerto Rico	100.0	99.8	104.1	101.9	103.3
SUBTOTAL	**147.8**	**163.3**	**168.5**	**140.9**	**131.8**
Venezuela	100.0	89.7	104.6	110.3	118.7
Rest	82.3	122.0	126.8	106.1	95.9
TOTAL	**116.6**	**143.3**	**151.6**	**128.8**	**126.8**
TOTAL EXCL. ARG.	**138.8**	**149.0**	**154.1**	**133.2**	**132.1**

Santander Central Hispano
78

Santander Central Hispano

AENOR ER Empresa Registrada ER-0000/6/00

CERTIFIED IQNet QUALITY SYSTEM

03 Member of Dow Jones Sustainability Indexes DJSI

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: December 23, 2002	By:	/s/ José Antonio Alvarez
Name: José Antonio Alvarez Title: Executive Vice President